1ST CENTENNIAL
BANCORP

2007 ANNUAL REPORT







Our **STRATEGY** benefits our shareholders and employees

win

win

Our benefit our customers and communities

TO OUR SHAREHOLDERS

Hard work, diligence and an unrelenting focus on profitable growth despite the challenges facing the financial markets have paid off for us at 1st Centennial this year.

In 2007, we achieved our 14th consecutive year of record operating earnings and saw our stock outperform both the S&P 500 and the SNL Bank Index for all banks on a three-year basis.

We achieved our results through hard work and managing our business prudently, staying focused on long-term objectives, which became increasingly more important as the economy became more difficult throughout the year. We were honored to be recognized for our efforts by US Banker magazine as one of the Top 10 Community Banks in the Country, based on Return on Equity.

STAYING TRUE TO OUR STRATEGY

There is no magic story to tell about 1st Centennial. Ours is a consistent story without new fads or special techniques. We simply work hard to deliver on our commitments to be the most successful community bank we can.

Even as the economy slowed in 2007, we achieved record performance by focusing on the fundamentals that have helped us thrive. As the year progressed, the entire financial sector took a hit due to the sub prime loan debacle combined with compressed margins and the resultant pressure on profits due to the Federal Reserve Bank's action to reduce interest rates. We responded by examining our priorities and strategies; be assured that your Bank will continue to adapt to the changing economic environment without losing sight of its mission of building customer relationships, strengthening our services and maintaining our focus on profitability. We will continue to be actively engaged in addressing the many challenges and opportunities facing the Bank.

LOOKING FORWARD TO 2008 AND BEYOND

We anticipate that 2008 will be a challenging year for the banking industry and for 1st Centennial Bank. The sub prime crisis has wreaked havoc nationally and internationally, and as a result, the financial markets are reeling. We will face extraordinary challenges in the year ahead. In the months to come, your management team will strive to take appropriate action to mitigate the effects of a rapidly deteriorating market.

1st Centennial Bancorp VS the competition

3-year stock performance


+37.1%
SNL
-17.2%

Notwithstanding the difficulties that lie ahead, our approach to community banking has set us apart in our markets and continues to attract new customers. Identifying new markets and expanding our depth within existing markets remains a strategic priority for 1st Centennial. Revenue growth in the upcoming year will be an even greater challenge, given the adverse economic environment coupled with strong competition. In light of this, your management team and Board of Directors will aggressively pursue identified areas of focus for the near future that are crucial in our efforts to maintain our strong forward stride and generate exceptional returns for our shareholders over the long term.

We thank you, our shareholders, for your continued support. We at 1st Centennial are excited about the future and are confident that we are poised for even greater success.

Sincerely yours,

Patrick J. Meyer
Chairman of the Board

Thomas E. Vessey
President and Chief Executive Officer





CUSTOMER FOCUSED [illegible]

CONTENTS

Average annual return for 17 years=

15.11%

$10,000 invested on our initial public offering in 1990 was worth $113,488 on 12/31/2007


1st CENTENNIAL BANK

Annual Report Summary

The 2007 Annual Report is presented in a summary format intended to provide information in a concise, summarized manner that will be meaningful and useful to the widest range of readers. The audited financial statements and detailed analytical schedules are contained in the 1st Centennial Bancorp Annual Report on Form 10-K for the year ended December 31, 2007 filed with the Securities and Exchange Commission.

YEARS ENDED DECEMBER 31, (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	2007	2006	2005	2004	2003
INCOME STATEMENT SUMMARY					
Interest income	$ 49,179	$ 40,743	$ 33,196	$ 23,718	$ 16,655
Interest expense	19,507	12,424	7,056	3,335	2,106
Net interest income before provision for loan losses	29,672	28,319	26,140	20,383	14,549
Provision for loan losses	2,350	1,320	2,140	2,098	360
Noninterest income	4,208	3,371	4,731	2,913	3,335
Noninterest expense	18,940	18,107	20,388	16,385	14,295
Income before income tax expenses	12,590	12,263	8,343	4,813	3,229
Income tax expense	4,701	4,836	3,260	1,793	1,141
Net income	$ 7,889	$ 7,427	$ 5,083	$ 3,020	$ 2,088
BALANCE SHEET SUMMARY					
Total assets	$ 689,501	$ 551,127	$ 456,192	$ 356,678	$ 254,383
Cash and due from banks	11,075	18,385	16,862	5,695	9,948
Federal funds sold	-	2,900	21,505	-	-
Securities	126,136	72,649	12,208	20,096	35,539
Net loans[1]	514,644	426,200	381,153	308,030	188,222
Total deposits	477,955	456,463	401,275	291,802	212,773
Borrowings from Federal Home Loan Bank	64,500	-	-	21,000	7,600
Subordinated debentures	12,300	18,306	18,306	13,151	6,006
Total liabilities	637,179	508,930	422,771	328,677	229,983
Total shareholders' equity	52,322	42,197	33,421	28,001	24,400
PER SHARE DATA					
Earnings per share:[2]					
Basic	$ 1.63	$ 1.55	$ 1.08	$ 0.66	$ 0.48
Diluted	1.51	1.41	1.01	0.61	0.44
Weighted average common shares outstanding basic	4,850,263	4,780,001	4,693,214	4,602,823	4,384,104
Weighted average common shares outstanding diluted	5,239,917	5,266,987	5,054,229	4,983,250	4,721,061
Book value	$ 10.75	$ 8.76	$ 7.07	$ 6.00	$ 5.40
PERFORMANCE RATIOS					
Return on average equity[3]	16.78%	19.54%	16.77%	11.75%	9.83%
Return on average assets[4]	1.29%	1.49%	1.22%	0.94%	0.91%
Net interest margin[5]	5.14%	6.07%	6.69%	6.91%	7.07%
Average shareholders' equity to average total assets	7.66%	7.63%	7.26%	8.03%	9.21%
Efficiency ratio[6]	55.05%	56.77%	65.86%	70.07%	79.53%
Net loans to total deposits at period end	107.68%	93.37%	94.99%	105.56%	88.46%
ASSET QUALITY RATIOS					
Nonperforming loans to total loans[7]	2.48%	0.89%	0.26%	0.04%	0.33%
Nonperforming assets to total loans and other real estate owned[8]	2.92%	0.89%	0.26%	0.04%	0.33%
Net loan charge-offs to average loans	0.27%	0.23%	0.25%	0.03%	0.01%
Allowance for loan losses to total loans[9] at end of period	1.31%	1.33%	1.39%	1.33%	1.11%
Allowance for loan losses to nonperforming loans	52.55%	148.81%	540.85%	3,309.60%	339.45%
CAPITAL RATIOS					
Tier 1 capital to average assets	8.74%	9.46%	9.02%	9.25%	10.79%
Tier 1 capital to total risk-weighted assets	11.69%	10.83%	9.92%	9.89%	12.48%
Total capital to total risk-weighted assets	12.94%	12.92%	12.86%	12.26%	13.63%

1ST CENTENNIAL BANCORP

NET EARNINGS


2,088
3,020
5,083
7,427
7,889
2003
2004
2005
2006
2007

(in thousands)

1 Loans are gross, which excludes the allowance for loan losses, and net of deferred fees. 2 Adjusted to give retroactive effect to stock dividends and distributions. 3 Net income divided by average shareholders' equity. 4 Net income divided by average total assets. 5 Net interest income as a percentage of average interest-earning assets. 6 Ratio of noninterest expense to the sum of net interest income before provision for loan losses and total noninterest income excluding securities gains and losses. 7 Nonperforming loans consist of nonaccrual loans, loans past due 90 days or more and still accruing and restructured loans. 8 Nonperforming assets consist of nonperforming loans and nonperforming other assets, including other real estate owned. 9 Total loans are gross loans less unearned income.


1st
CENTENNIAL
BANK

We simply don't believe in a one-size-fits-all approach. We don't confine ourselves, or our customers, to what is available on the shelf, but rather offer solutions to reach specific goals. Our attitude has paid off, creating a win-win for our customers and our shareholders.

KNOWING WHAT WORKS. Our community banking strategy has stood the test of time and has set us apart in our markets. We are not the large, impersonal bank from out of the region, nor are we the small bank with limited capabilities. By offering the best of both, we have been able to continually achieve our goals for growth and profitability.

TALENTED PEOPLE. We were pleased that US Banker Magazine named 1st Centennial as one of the Top 10 Community Banks in the Country. The Company's senior management team has successfully steered 1st Centennial through a challenging year and execution requires talent and dedication at every level. Our dedicated, customer-focused employees truly distinguish us in our markets.

A COMMUNITY BANK. For us, being a community bank means being part of the communities we serve. We understand the importance of being a responsible corporate citizen, and demonstrate our commitment to our communities through employee volunteerism, financial contributions and community partnerships.

[illegible] to be recognized as an outstanding leader in the communities we [illegible] position as the community bank of choice in all our markets and to be considered as the best place to work.

We will accomplish our mission through our strong commitment to strategic growth and strict adherence to our corporate values.









2007 FINANCIAL PERFORMANCE

DEPOSIT GROWTH


212.8
291.8
401.3
456.5
478.0
2003
2004
2005
2006
2007

(in millions)

LOAN GROWTH


188.2
308.0
381.2
426.2
514.6
2003
2004
2005
2006
2007

(in millions)

TOTAL ASSETS


212.8
291.8
401.3
456.5
478.0
2003
2004
2005
2006
2007

(in millions)



OUR MISSION

We are in business to meet the unique banking needs of small and medium size businesses and professionals.

We will provide exceptional relationship banking by offering solutions that allow our customers to thrive.

We will consistently provide superior value to our customers through the delivery of high quality financial services and products that result in loyal and mutually beneficial relationships.

We are dedicated to maintaining and increasing our financial strength resulting in consistent growth in shareholder value.

We will continue to attract and reward employees who have a passion for their work.

Collaborative

"1st Centennial Bank offers personalized service. Most importantly, the Bank is here to help us grow. The Bank has enabled us to go nationwide with our products. If I have to quickly step up to the plate to make a deal, I need to be ready to go. 1st Centennial Bank quickly responds to my needs. We would not be where we are today without the support and flexibility of 1st Centennial Bank."

David Farley

Sprite Industries, Inc.

Sprite Industries, Inc. is a 32-year old family owned and operated manufacturer of electronic water instrumentation and filtration products. With over 21 patents and proprietary filtration technologies, Sprite is the premier authority in shower filtration technology. David, Sherry, Kathy, Dave, Michelle, Kim and Doris Farley represent three generations of the Farley family, all employees at Sprite Industries.



Back row (left to right) David Farley, Jim Selvius, 1st Centennial Bank, Kathy Farley, Dave Farley
Front row (left to right) Kim Farley, Doris Farley, Michelle Farley, Sherry Farley


Sparky TOMATOES

Pat Horwath, Dan Horwath and Al Ayala, 1st Centennial Bank

S & H Packing and Sales Company, Inc. is a third generation family business founded in 1944 and owned by three Horwath brothers, Pat, Dan and Tim. The company includes Season Produce, a wholesale produce distributor specializing in tomato sales located in the downtown Los Angeles Wholesale Produce Market. The company also owns Gonzales Packing Co., a tomato packing warehouse in Gonzales, CA, and Royal Produce Co., an onion distributor located in the company warehouse facility in Vernon, CA.

"With 1st Centennial Bank, we feel like we are dealing with friends, rather than a corporation. Our relationship is more like a personal friendship. Due to the unique night hours of our business, we need an immediate response when we call first thing in the morning. The staff at 1st Centennial Bank responds quickly, which allows us to run our business efficiently and in real time. We never have to worry about being referred to an automated voice mail. They understand the importance of personal communication."

Pat and Dan Horwath

Responsive. Trusted Partner.

We strive for excellence daily, emphasizing relationships over transactions and engaging our customers in real discussions about their needs.

Understanding that we are judged by what we do, and not only by what we say, we are pleased to share the stories of a few of our customers, their businesses, and how 1st Centennial Bank has assisted in their entrepreneurial achievements.

Shuster Oil Company, Inc.



USTER OIL CO.
ESCONDIDO, CA.
745-0591
CA 12728
1203

(left to right) Arlene Shuster, Bob Shuster, Joe Flores, 1st Centennial Bank, Dan Reichel, 1st Centennial Bank

Shuster Oil Company, Inc. was established in 1928 and has been run by Bob Shuster since 1965. Operations consist of wholesale and retail bulk sales of petroleum, lubricants and chemical products. Shuster Oil Company also supplies gasoline on an emergency basis to the fire departments countywide by placing fuel tankers on location to refuel fire trucks fighting local fires.

"The staff at 1st Centennial Bank is outstanding. They solve problems immediately; no lag time. When you call, you never get an automated response. When they say they'll call you back, they call you back immediately. You just can't get that kind of service anywhere! As for the products, eDeposit (Remote Deposit Capture) is the greatest thing since sliced bread! It saves us time. We also use online banking and have access to account information 24/7. When we're out of town, we still have access and can make immediate changes when necessary."

Arlene & Bob Shuster

At all 1st Centennial Bank offices, you'll find the same attitude and the same commitment to our customers.



Terri Pebley and Katherine Bailey, 1st Centennial Bank

Keyways Vineyard & Winery

Terri Pebley, a successful Temecula businesswoman, purchased the winery in 2004. After an extensive make-over, Keyways Winery began a new era of creating premium varietals and estate wines in the Temecula Valley. Keyways has the unique distinction of being the first woman owned and managed winery in Temecula and one of the few in California.

"After I took over the operations, 1st Centennial Bank was very helpful. They were very positive, supportive and receptive to my business plan to remodel and re-brand the winery. The level of personal service I continue to receive exceeds anything I've experienced at other banks. The Bank provided the initial constructing loan for the remodel of the winery. Since then, 1st Centennial Bank has supported my business through lines of credit, and other financing vehicles. That's why I refer other businesses to the Bank"

Terri Pebley

"We needed a bank to help us with the financing for an ESOP loan and wanted personal service and sensitivity. 1st Centennial Bank approached us with what we needed to make our transition. The requirements from a larger bank would have been too cumbersome and prohibitive to the process. We have small company needs, and 1st Centennial Bank provides us with the specific services required. 1st Centennial Bank's flexibility and competitive pricing enabled us to reach our goals. Our confidence in the Bank allows us to concentrate on our business."

Richard Smith
Paul Bambauer



Tom Viscounty, 1st Centennial Bank, Paul Bambauer, Richard Smith

IRONSMITH, Inc.

Founded in 1991 by Richard J. Smith, IRONSMITH manufactures and installs pedestrian safe tree grates, trench grates, tree guards and Paver-Grates™. The impetus for the start-up was the enactment of the American with Disabilities Act (ADA) of 1991, including accessibility standards which require that no grate opening be larger than 1/2", preventing heels, wheelchairs, crutches, walkers, canes, etc., from getting caught. Paul Bambauer joined the company in 2005 as Chief Executive Officer, while Richard Smith serves as Chairman of the Board.



Raymond Moore and Christy Majors, 1st Centennial Bank

PM Sports Management Co.

In 1981, Raymond Moore and long time friend Charlie Pasarell founded PM Sports Management Company in order to accomplish their goal of designing, developing and operating a world class tennis facility. Through their guidance, the Pacific Life Open Tennis Tournament at the Indian Wells Tennis Gardens has reached new heights in attendance, prize money and international status, and has emerged as one of the most prestigious tournaments on the tennis calendar.

"The difference between 1st Centennial Bank and other banks is the customized, personal attention that we receive. 1st Centennial Bank is more of a relationship bank than other banks. We needed to find a Bank that takes the time to understand our business and have the creativity to make suggestions on how to best manage our finances. 1st Centennial Bank did just that! We are very happy with their responsiveness to our business needs."

Raymond Moore

R. P. Wages, Inc.

R.P. Wages, Inc. is a full service General Contractor specializing in design-build industrial, office and retail construction throughout Southern California. Founded in 1993 and owned 100% by Randy Wages, the company specializes in tilt-up concrete and steel frame construction for both commercial and industrial buildings. In addition, they handle commercial renovation, specializing in new tenant build-outs and the renovation of existing facilities.

"I've been with 1st Centennial Bank since its inception where I've had both my personal and business accounts. The staff knows me and is very friendly. They address my problems quickly and positively. Larger banks are not like that. Feeling comfortable is very important to me, and I feel very comfortable with my Banker.

Randy Wages



Randy Wages and Wayne [illegible]


1st CENTENNIAL BANK
Irwindale
1st CENTENNIAL BANK
Redlands
1st CENTENNIAL BANK
Brea
1st CENTENNIAL BANK
Palm Desert
1st CENTENNIAL BANK
Temecula
1st CENTENNIAL BANK
Escondido
Long Beach
San Diego

Southern California Regional Office Locations

1st Centennial Bancorp is the parent company of 1st Centennial Bank, headquartered in Redlands, California. Founded in 1990, 1st Centennial Bank, formerly Redlands Centennial Bank, is a full-service state-chartered commercial bank specializing in the delivery of financial services to the local business communities it serves.

Through its six Regional Offices located in Redlands, Brea, Escondido, Palm Desert, Irwindale, and Temecula, 1st Centennial Bank offers a complete range of traditional deposit and loan products. While the Bank's primary focus is on commercial lending and residential construction in and around the areas it serves, it also offers a wide range of loan and deposit banking products and services to local consumers as well. The Bank offers Real Estate and Construction loans through its Real Estate/Construction Division located in Redlands, California, and owner-occupied and investor-owned real estate financing products, including Small Business Administration loans, through its Commercial Lending Group located in Brea, California. In 2003, the Bank further expanded its lending capabilities with the formation of the Religious Lending Division that takes advantage of secured real estate lending opportunities for faith-based groups nationwide. Finally, the Bank's Homeowners Association Division in Escondido provides ACH origination and Remittance Processing services as well as lending capabilities to Homeowners Association Management Companies. In addition, the Bank offers non-traditional financial products, including security sales, insurance products, and financial planning.



1st Centennial Bank offers a wide range of financial products and services that are effectively delivered via a variety of support systems, including a traditional branch network, courier service, internet technologies and telephone banking. The goal of the Company is to provide its customers with state-of-the-art financial products and services, while also providing superior financial performance to the benefit of its shareholders. These objectives will be accomplished with dedicated banking professionals who are passionate about service quality and who deliver the very best financial products and services the market has to offer, and responsible management with a firm commitment to integrity, community involvement and the rigorous use of conservative and fiscally sound business principles.

1ST CENTENNIAL BANCORP AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CONDITION

YEARS ENDED DECEMBER 31, 2007 AND 2006

(dollars in thousands, except per share data)

	2007	2006
ASSETS		
Cash and due from banks	$ 11,075	$ 18,385
Federal funds sold	--	2,900
Total cash and cash equivalents	11,075	21,285
Interest-bearing deposits in financial institutions	1,862	2,922
Investment securities available for sale	126,136	72,649
Stock investments, restricted, at cost	3,518	1,681
Loans, net of allowance for loan losses of $6,805 and $5,741	514,644	426,200
Accrued interest receivable	4,503	3,469
Premises and equipment, net	2,985	3,152
Goodwill	4,180	4,180
Cash surrender value of life insurance	14,562	11,639
Other assets	6,036	3,950
Total assets	$ 689,501	$ 551,127
LIABILITIES		
Deposits:		
Noninterest-bearing demand deposits	$ 110,125	$ 111,154
Interest-bearing deposits	367,830	345,309
Total deposits	477,955	456,463
Accrued interest payable	826	432
Federal funds purchased	2,560	--
Borrowings from Federal Home Loan Bank	64,500	--
Repurchase agreements	75,113	30,000
Other liabilities	3,925	3,729
Subordinated notes payable to subsidiary trusts	12,300	18,306
Total liabilities	637,179	508,930
SHAREHOLDERS' EQUITY		
Common stock, no par value; authorized 10,000,000 shares, issued and outstanding 4,866,145 and 3,212,215 shares at December 31, 2007 and 2006, respectively	29,001	27,998
Retained earnings	21,921	14,038
Accumulated other comprehensive income	1,400	161
Total shareholders' equity	52,322	42,197
Total liabilities and shareholders' equity	$ 689,501	$ 551,127

1ST CENTENNIAL BANCORP AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF EARNINGS

YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(dollars in thousands, except per share data)

	2007	2006	2005
Interest income:			
Loans, including fees	$ 43,670	$ 38,065	$ 32,097
Deposits in financial institutions	116	125	134
Federal funds sold	334	1,010	350
Investments:			
Taxable	4,050	1,148	450
Tax-exempt	1,009	395	165
Total interest income	49,179	40,743	33,196
Interest expense:			
Interest bearing demand and savings deposits	6,930	5,768	2,472
Time deposits $100,000 or greater	4,305	2,458	1,852
Other time deposits	3,476	2,209	1,089
Interest on borrowed funds	4,796	1,989	1,643
Total interest expense	19,507	12,424	7,056
Net interest income	29,672	28,319	26,140
Provision for loan losses	2,350	1,320	2,140
Net interest income after provision for loan losses	27,322	26,999	24,000
Noninterest income:			
Customer service fees	1,736	1,691	1,651
Gains from sale of loans	448	373	1,394
Conduit loan referral income	1,267	684	972
Other income	757	623	714
Total noninterest income	4,208	3,371	4,731
Noninterest expense:			
Salaries and employee benefits	10,570	9,697	11,445
Net occupancy expense	2,298	2,216	2,051
Other operating expenses	6,072	6,194	6,892
Total noninterest expense	18,940	18,107	20,388
Income before provision for income taxes	12,590	12,263	8,343
Provision for income taxes	4,701	4,836	3,260
Net income	$ 7,889	$ 7,427	$ 5,083
Basic earnings per share[1]	$ 1.63	$ 1.55	$ 1.08
Diluted earnings per share[1]	$ 1.51	$ 1.41	$ 1.01

1 Adjusted for the 50% stock distribution declared for shareholders of record on May 1, 2007, and distributed May 15, 2007.

1ST CENTENNIAL BANCORP AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(dollars in thousands, except per share data)

	Shares	*Common Stock*	*Retained Earnings*	*Accumulated Other Comprehensive Income*	*Total*
BALANCE, DECEMBER 31, 2004	1,939,611	21,208	6,706	87	28,001
Comprehensive income:					
Net income	- -	- -	5,083	- -	5,083
Change in net unrealized gain on investment securities available for sale, after tax effects	- -	- -	- -	(86)	(86)
Total comprehensive income					4,997
Stock dividend	135,815	5,161	(5,161)	- -	- -
Cash paid in lieu of fractional shares	- -	- -	(11)	- -	(11)
Compensation expense on incentive stock options	- -	8	- -	- -	8
Vesting on issuance of restricted stock awards	- -	41	- -	- -	41
Exercise of stock options, including tax benefit	24,649	385	- -	- -	385
BALANCE, DECEMBER 31, 2005	2,100,075	26,803	6,617	1	33,421
Comprehensive income:					
Net income	- -	- -	7,427	- -	7,427
Change in net unrealized gain on investment securities available for sale, after tax effects	- -	- -	- -	160	160
Total comprehensive income					7,587
Stock distribution	1,062,656	- -	- -	- -	- -
Cash paid in lieu of fractional shares	- -	- -	(6)	- -	(6)
Compensation expense on incentive stock options	- -	542	- -	- -	542
Retirement of unvested restricted stock awards	(578)	- -	- -	- -	- -
Vesting on issuance of restricted stock awards	- -	36	- -	- -	36
Exercise of stock options, including tax benefit	50,062	617	- -	- -	617
BALANCE, DECEMBER 31, 2006	3,212,215	27,998	14,038	161	42,197
Comprehensive income:					
Net income	- -	- -	7,889	- -	7,889
Change in net unrealized gain on investment securities available for sale, after tax effects	- -	- -	- -	1,239	1,239
Total comprehensive income					9,128
Stock distribution	1,614,406	- -	- -	- -	- -
Cash paid in lieu of fractional shares	- -	- -	(6)	- -	(6)
Compensation expense on incentive stock options	- -	626	- -	- -	626
Stock repurchase	(20,000)	(440)	- -	- -	(440)
Vesting on issuance of restricted stock awards	- -	36	- -	- -	36
Exercise of stock options, including tax benefit	59,524	781	- -	- -	781
BALANCE, DECEMBER 31, 2007	4,866,145	$ 29,001	$ 21,921	$ 1,400	$ 52,322

EXECUTIVE OFFICERS



LEFT TO RIGHT

BOARD OF DIRECTORS

JAMES R. APPLETON, PhD.
Chancellor, University of Redlands

CAROLE H. BESWICK
President & CEO
Inland Action, Inc.

STANLEY C. WEISSER
Retired, former CEO
and Pharmacist
Network Pharmaceuticals

LARRY JACINTO
President, L.J. Construction, Inc.

BRUCE J. BARTELLS
Executive Vice President
Dekker, Ltd.









WILLIAM A. McCALMON
President and Owner
RPM Financial and Insurance Services

PATRICK J. MEYER
Chairman of the Board,
Owner, Urban Environs

RONALD J. JEFFREY
Vice-President,
Tri-City Acoustics, Inc.

DOUGLAS F. WELEBIR
Attorney at Law
Welebir Tierney & Weck, APLC









1ST CENTENNIAL BANCORP

SHAREHOLDER INFORMATION

As reported by finance.yahoo.com under the symbol FCEN

CALENDAR QUARTER ENDED	HIGH	LOW
March 31, 2006	$17.78	$14.31
June 30, 2006	17.78	18.27
September 30, 2006	23.33	21.50
December 31, 2006	22.50	21.50
March 31, 2007	30.00	22.50
June 30, 2007	30.00	26.75
September 30, 2007	27.40	20.05
December 31, 2007	24.00	20.10

1ST CENTENNIAL BANCORP
ADMINISTRATIVE OFFICES

218 E. State Street
Redlands, CA 92373
(909) 798-3611 (888) 673-3236
(909) 798-1872 fax

WWW.1STCENT.COM
EMAIL: 1STCENT@1STCENT.COM

1st CENTENNIAL BANK A nice place to raise your business™

BRANCHES

REDLANDS
218 E. State St.
Redlands, CA 92373
(909) 798-3611 (888) 673-3236

BREA
10 Pointe Dr., Suite 130
Brea, CA 92821
(714) 990-8862

ESCONDIDO
355 West Grand Ave.
Escondido, CA 92025
(760) 745-9370 (800) 745-9190

PALM DESERT
78-000 Fred Waring Dr., Suite 100
Palm Desert, CA 92211
(760) 674-9260

IRWINDALE
15622 Arrow Hwy.
Irwindale, CA 91706
(626) 815-0875

TEMECULA
27645 Jefferson Ave. Suite 116
Temecula, CA 92590
(951) 695-4916

DIVISIONS

BUSINESS SERVICES DIVISION
10 Pointe Dr., Suite 130
Brea, CA 92821
(714) 482-2457

HOMEOWNERS ASSOCIATION DIVISION
355 West Grand Ave.
Escondido, CA 92025
(760) 745-9370 (800) 745-9190

REAL ESTATE/CONSTRUCTION DIVISION
101 E. Redlands Blvd., Suite 106
Redlands, CA 92373
(909) 798-4861 (800) 430-7554

RELIGIOUS LENDING DIVISION
10 Pointe Dr., Suite 100
Brea, CA 92821
(866) 593-AMEN (2636)

SBA/COMMERCIAL LENDING GROUP
10 Pointe Dr., Suite 100
Brea, CA 92821
(714) 672-0047 (888) 722-4011

MARKET SUPPORT BROKERS
Western Financial Corporation
600 "B" Street, Suite 2204
San Diego, CA 92101
(619) 544-0260 (800) 488-5990

OTHER MARKET SUPPORT BROKERS
D.A. Davidson
Hill Tompson Co.
Howe Barnes Hoefer & Arnett
Keefe Bruyett Woods, Inc.
McAdams Wright Ragen
Monroe Securities
Nite Securities
Pershing Securities
Ryan Beck
Wedbush Morgan Securities
UBS Financial Services

TRANSFER AGENT
Computershare Trust Company, N.A.
P.O. Box 43070
Providence, RI 02940-3070

CERTIFIED PUBLIC ACCOUNTANTS
Hutchinson & Bloodgood LLP
101 N. Brand Blvd. Suite 1600
Glendale, CA 91203

LEGAL COUNSEL
KING, HOLMES, PATERNO & BERLINER
A Professional Corporation
Attorneys at Law
1900 Avenue of the Stars
Los Angeles, CA 90067

Stock symbol: FCEN (OTC BB)
For stock purchase, call:
Richard S. Levenson, President
Western Financial Corporation
(800) 488-5990

1st Centennial Bank Investment Program administered through

KWB & Associates, Inc. Wealth Managers Group

1782 Orange Tree Lane, Redlands, CA 92374
(909) 307-8220 (800) 478-8934
email: invest@kwbwealthmanagers.com

NOT FDIC INSURED, NO BANK GUARANTEE, MAY LOSE VALUE, NOT A DEPOSIT, NOT INSURED BY ANY FEDERAL AGENCY

Securities are offered through Linsco/Private Ledger, Member NASD/SIPC. 1st Centennial Bank is not affiliated with Linsco/Private Ledger

Any person may obtain a copy of 1st Centennial Bancorp's filing of form 10-K for the 2007 fiscal year. Requests for copies of the 10-K should be directed to:
Beth Sanders, Executive Vice President, Chief Financial Officer
1st Centennial Bancorp
218 East State Street
Redlands, CA 92373
(909) 798-3611

Member FDIC

EQUAL HOUSING LENDER

Design/Production by Colavito Design

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K
Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2007

Commission file number: 000-29105

1ST CENTENNIAL BANCORP
(Exact name of registrant as specified in its charter)

California State of Incorporation	**91-1995265** I.R.S. Employer Identification Number
218 East State Street **Redlands, California** Address of Principal Executive Offices	**92373** Zip Code

(909) 798-3611
Registrant's telephone number, including area code:

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: Common Stock, no Par Value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☒ No

As of June 30, 2007, the last business day of Registrant's most recently completed second fiscal quarter, the aggregate market value of the voting stock held by non-affiliates of the Registrant was approximately $106.1 million, based on the closing price reported to the Registrant on that date of $27.20 per share. The number of shares of Common Stock of the registrant outstanding as of March 06, 2008 was 4,877,527.

Documents Incorporated by Reference: Portions of the definitive proxy statement for the 2008 Annual Meeting of Shareholders to be filed with the Securities and Exchange Commission pursuant to SEC Regulation 14A are incorporated by reference in Part III, Items 10-14.

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

General

The Company

1st Centennial Bancorp ("the Company") is a California corporation registered as a bank holding company under the Bank Holding Company Act of 1956, and is headquartered in Redlands, California. We were incorporated in August 1999 and acquired 100% of the outstanding shares of 1st Centennial Bank ("the Bank") in December 1999. In February 2003 the Company changed its name from Centennial First Financial Services to 1st Centennial Bancorp and the Bank changed its name from Redlands Centennial Bank to 1st Centennial Bank. Our principal offices are located at 218 East State Street, Redlands, California. Our telephone number is (909) 798-3611, and our website address is www.1stcent.com. In August 2001, we acquired Palomar Community Bank in Escondido, California. Palomar Community Bank was formerly a savings and loan association, which converted to a state-chartered commercial bank in November 1999. In May 2002, Palomar Community Bank was merged into 1st Centennial Bank, so that our principal subsidiary is now 1st Centennial Bank. Our only other subsidiaries are Centennial Capital Trust II and Centennial Capital Trust III, which were formed in January 2004 and September 2005, respectively, solely to facilitate the issuance of capital trust pass-through securities. On July 7, 2007, Centennial Capital Trust I (the "Trust"), a wholly-owned subsidiary of 1st Centennial Bancorp (the "Company"), redeemed 100% of its trust preferred securities that were issued on July 11, 2002 with a maturity date of October 7, 2032, as allowed by the early redemption provisions of the transaction documents concerning those securities. Simultaneously, the Company retired the $6,186,000 principal amount of junior subordinated debentures issued to the Trust that became due and payable upon redemption of the trust preferred securities. The Trust, which was dissolved on July 12, 2007, returned the $186,000 in capital to the Company in exchange for the cancellation of the common securities in that amount originally issued by the Trust to the Company at the close of the transaction in 2002. Pursuant to Financial Accounting Standards Board (FASB) Interpretation No. 46, "Consolidation of Variable Interest Entities (VIE's) (FIN 46)," these trusts are not reflected on a consolidated basis in our consolidated financial statements.

Our principal source of income is currently dividends from the Bank, but we intend to explore supplemental sources of income in the future. Our expenditures, including but not limited to the payment of dividends to shareholders, if and when declared by the Board of Directors, and the cost of servicing debt, will generally be paid from such payments made to us by the Bank.

As of December 31, 2007, the Company had total consolidated assets of $689.5 million, total consolidated net loans of $514.6 million, total consolidated deposits of $478.0 million and total consolidated Shareholders' equity of $52.3 million. Our liabilities include $12.3 million in subordinated notes payable to subsidiary trusts due our trust subsidiaries. The liability is related to capital trust pass-through securities issued by those entities.

The Bank

The Bank is an independent California state-chartered bank, which commenced operations in 1990. In addition to our main office and corporate headquarters in Redlands, in San Bernardino County, we operate five full-service branch offices in Southern California; one in Brea, in Orange County; one in Escondido, in San Diego County; one in Palm Desert, in Riverside County; one in Irwindale, in Los Angeles County; and one in Temecula, in Riverside County. We also operate a Real Estate & Construction Loan Division in Redlands, a Small Business Administration / Commercial Loans Conduit Group loan production office and a Religious Lending Group, located in Brea, in Orange County, and a Home Owners Association Group in Escondido, in San Diego County.

Our lending activity is concentrated primarily in real estate loans (including construction and development, residential, and commercial and multi-family loans), which constituted 62% of our loan portfolio as of December 31, 2007, and commercial loans, which constituted 35% of our loan portfolio as of December 31, 2007.

Our deposit accounts are insured under the Federal Deposit Insurance Act up to applicable limits, and subject to regulations by that federal agency and to periodic examinations of its operations and compliance by the Federal Deposit Insurance Corporation ("FDIC") and the California Department of Financial Institutions. Like most state-chartered banks of our size in California, we are not a member of the Federal Reserve System. We are a member of the Federal Home Loan Bank. See Item 1, "Regulation and Supervision."

We are a community bank, offering our customers a wide variety of personal, consumer and commercial services expected of a locally-managed, independently-operated bank. Our full service offices are all located in business areas adjacent to developed and/or developing retail, commercial and consumer marketplaces. While our primary focus is on commercial lending and residential construction in and around the areas we serve, we also offer a wide range of loan and deposit banking products and services to local consumers. We provide a broad range of deposit instruments and general banking services, including checking, savings, and money market accounts; time certificates of deposit for both business and personal accounts; telebanking (banking by phone); courier services; and internet banking, including account management, inter-bank and intra-bank transfer, and bill payment services. We also provide a wide variety of lending products for both businesses and consumers. Real estate loan products include construction loans, lot loans, residential real estate brokerage, commercial real estate conduit sales, mini-perm commercial real estate loans, and home mortgages. Commercial loan products include lines of credit, letters of credit, term loans and equipment loans, commercial real estate loans, SBA loans, equipment leasing and other working capital financing. Financing products for individuals include auto, home equity and home improvement lines of credit, personal lines of credit, and VISA credit cards. We are a Preferred Lender under the SBA in the counties of Orange, Riverside, San Bernardino, Los Angeles, Ventura and Santa Barbara.

We also offer numerous specialized services designed for the needs of our business customers. These services include a credit card program for merchants, commercial and standby letters of credit, online business management services and electronic deposit processing. We also provide certain international banking services indirectly through our correspondent banks.

In addition, we offer a wide range of non-deposit and investment products through KWB Wealth Managers Group, a Linsco Private Ledger firm. These products include financial and estate planning, stocks and bonds, mutual funds and variable annuities, and various retirement plans. Products offered through this firm are not insured by the FDIC, are not deposits or obligations of the Bank, and are not guaranteed by the Bank.

Recent accounting pronouncements

Information on recent accounting pronouncements is contained in Footnote 1 to the Consolidated Financial Statements.

Competition

The banking business in California generally, and specifically in our market areas in San Bernardino, Orange, San Diego, Riverside, and Los Angeles counties in Southern California, is highly competitive with respect to virtually all products and services and has become increasingly so in recent years. The industry continues to consolidate, and strong, unregulated competitors have entered banking markets with focused products targeted at highly profitable customer segments. Many competitors are able to compete across geographic boundaries and provide customers access to alternatives to banking services and nearly all significant products. These competitive trends are likely to continue.

With respect to commercial bank competitors, the business is largely dominated by a relatively small number of major banks with many offices operating over a wide geographical area, which have, among other advantages, the ability to finance wide-ranging and effective advertising campaigns and to allocate investment resources to regions of highest yield and demand. Many of the major banks operating in the area offer certain services directly that we may offer indirectly through correspondent institutions. By virtue of their greater total capitalization, such banks also have substantially higher lending limits than we do.

In addition to other banks, competitors include savings institutions, credit unions, and numerous non-banking institutions such as finance companies, leasing companies, insurance companies, brokerage firms, and investment banking firms. In recent years, increased competition has also developed from specialized finance and non-finance companies that offer wholesale finance, credit card, and other consumer finance services, including on-line banking services and personal finance software. Strong competition for deposit and loan products affects the rates of those products as well as the terms on which they are offered to customers. Mergers between financial institutions have placed additional pressure on banks within the industry to streamline their operations, reduce expenses, and increase revenues to remain competitive. Competition has also intensified due to federal and state interstate banking laws, which permit banking organizations to expand geographically, and the California market has been particularly attractive to out-of-state institutions. The Financial Modernization Act, which became effective in March 2000, has made it possible for full affiliations to occur between banks and securities firms, insurance companies, and other financial companies, and has also intensified competitive conditions. See "Financial Modernization Act."

Technological innovation has also resulted in increased competition in financial services markets. Such innovation has, for example, made it possible for non-depository institutions to offer customers automated transfer payment services that previously have been considered traditional banking products. In addition, many customers now expect a choice of several delivery systems and channels, including telephone, mail, home computer, ATMs, self-service branches, and/or in-store branches. In addition to other banks, the sources of competition for such products include savings associations, credit unions, brokerage firms, asset management groups, finance and insurance companies, internet-only financial intermediaries, and mortgage banking firms.

In order to compete with the other financial services providers, we principally rely upon local promotional activities, personal relationships established by our officers, directors, and employees with our customers, and specialized services tailored to meet the needs of the communities we serve. In those instances where we are unable to accommodate a customer's needs, we may arrange for those services to be provided by our correspondent banks. We also have "preferred lender" or "PLP" status with the SBA, which enables us to approve SBA loans faster than many of our competitors. In order to compete on the technological front, we maintain an Internet website with account management, inter-bank and intra-bank transfer, and bill payment services.

The larger financial institutions, including banks, brokerage houses, insurance companies, etc., are actively acquiring broker/dealer capabilities in order to capitalize on the emerging affluent population as the "baby boomer" generation begins to enter retirement age. These services include state-of-the-art financial planning and investment strategies tailored to specific needs, and funded with open-architecture ("best product available" vs. "proprietary") products and services. To effectively meet these competitive pressures, the Company has aligned itself with a nationwide broker/dealer (Linsco Private Ledger or "LPL") whereby it can provide the same type of sophistication and product and service enhancements as larger financial institutions, while still maintaining a closer, more community-oriented customer service profile. We provide these services through KWB Wealth Managers Group, a Linsco Private Ledger firm.

Employees

As of December 31, 2007 the Company had 139 full-time and 9 part-time employees. On a full time equivalent basis, the Company's staffing stood at 144 at December 31, 2007 and 132 at December 31, 2006. Staff was increased during 2007 to provide resources in order to maintain satisfactory customer service in growth areas, and to enhance business development activities in certain markets.

Regulation and Supervision

The Company and the Bank are subject to significant regulation by federal and state regulatory agencies. The following discussion of statutes and regulations is only a brief summary and does not purport to be complete. This discussion is qualified in its entirety by reference to such statutes and regulations. No assurance can be given that such statutes or regulations will not change in the future.

Regulation of the Company Generally

The Company is subject to the periodic reporting requirements of Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act"), which requires us to file annual, quarterly and other current reports with the Securities and Exchange Commission (the "SEC"). We are also subject to additional regulations including, but not limited to, the proxy and tender offer rules promulgated by the SEC under Sections 13 and 14 of the Exchange Act; the reporting requirements of directors, executive officers and principal shareholders regarding transactions in our common stock and short-swing profits rules promulgated by the SEC under Section 16 of the Exchange Act; and certain additional reporting requirements by principal shareholders of the Company promulgated by the SEC under Section 13 of the Exchange Act.

The Company is a bank holding company within the meaning of the Bank Holding Company Act of 1956 and is registered as such with the Federal Reserve Board. A bank holding company is required to file with the Federal Reserve Board annual reports and other information regarding its business operations and those of its subsidiaries. It is also subject to examination by the Federal Reserve Board and is required to obtain Federal Reserve Board approval before acquiring, directly or indirectly, ownership or control of any voting shares of any bank if, after such acquisition, it would directly or indirectly own or control more than 5% of the voting stock of that bank, unless it already owns a majority of the voting stock of that bank.

The Federal Reserve Board has by regulation determined certain activities in which a bank holding company may or may not conduct business. A bank holding company must engage, with certain exceptions, in the business of banking or managing or controlling banks or furnishing services to or performing services for its subsidiary banks. The permissible activities and affiliations of certain bank holding companies were expanded in 2000 by the Financial Modernization Act. See "Financial Modernization Act."

The Company and the Bank are deemed to be affiliates of each other within the meaning set forth in the Federal Reserve Act and are subject to Sections 23A and 23B of the Federal Reserve Act. This means, for example, that there are limitations on loans by the subsidiary banks to affiliates, and that all affiliate transactions must satisfy certain limitations and otherwise be on terms and conditions at least as favorable to the subsidiary banks as would be available for non-affiliates.

The Federal Reserve Board has a policy that bank holding companies must serve as a source of financial and managerial strength to their subsidiary banks. It is the Federal Reserve Board's position that bank holding companies should stand ready to use their available resources to provide adequate capital to their subsidiary banks during periods of financial stress or adversity. Bank holding companies should also maintain the financial flexibility and capital-raising capacity to obtain additional resources for assisting their subsidiary banks.

The Federal Reserve Board also has the authority to regulate bank holding company debt, including the authority to impose interest rate ceilings and reserve requirements on such debt. Under certain circumstances, the Federal Reserve Board may require the Company to file written notice and obtain its approval prior to purchasing or redeeming the Company's equity securities.

Regulation of the Bank Generally

As a California state-chartered bank whose accounts are insured by the FDIC up to the maximum limits thereof, we are subject to regulation, supervision and regular examination by the California Department of Financial Institutions and the FDIC. In addition, while we are not a member of the Federal Reserve System, we are subject to certain regulations of the Federal Reserve Board. The regulations of these agencies govern most aspects of our business, including the making of periodic reports, and our activities relating to dividends, investments, loans, borrowings, capital requirements, certain check-clearing activities, branching, mergers and acquisitions, reserves against deposits and numerous other areas. Supervision, legal action and examination of the Bank by the FDIC are generally intended to protect depositors and are not intended for the protection of shareholders.

The earnings and growth of the Bank are largely dependent on its ability to maintain a favorable differential or "spread" between the yield on its interest-earning assets and the rate paid on its deposits and other interest-bearing liabilities. As a result, our performance is influenced by general economic conditions, both domestic and foreign, the monetary and fiscal policies of the federal government, and the policies of the regulatory agencies, particularly the Federal Reserve Board. The Federal Reserve Board implements national monetary policies (such as seeking to curb inflation and combat recession) by its open-market operations in U.S. Government securities, by adjusting the required level of reserves for financial institutions subject to its reserve requirements, and by varying the discount rate applicable to borrowings by banks which are members of the Federal Reserve System. The actions of the Federal Reserve Board in these areas influence the growth of bank loans, investments and deposits and also affect interest rates charged on loans and deposits. The nature and impact of any future changes in monetary policies cannot be predicted.

Capital Adequacy Requirements

The Company and the Bank are subject to the regulations of the Federal Reserve Board and the FDIC, respectively, governing capital adequacy. Each of the federal regulators has established risk-based and leverage capital guidelines for the banks or bank holding companies it regulates, which set total capital requirements and define capital in terms of "core capital elements," or Tier 1 capital; and "supplemental capital elements," or Tier 2 capital. Tier 1 capital is generally defined as the sum of the core capital elements less goodwill and certain other deductions, notably the unrealized net gains or losses (after tax adjustments) on available for sale investment securities carried at fair market value. The following items are defined as core capital elements: (i) common shareholders' equity; (ii) qualifying non-cumulative perpetual preferred stock and related surplus (not to exceed 25% of tier 1 capital); and (iii) minority interests in the equity accounts of consolidated subsidiaries. At December 31, 2007, $12 million of the Company's Tier 1 capital consisted of trust preferred securities; however, no assurance can be given that trust preferred securities will continue to be treated as Tier 1 capital in the future. Tier 2 capital can include: (i) allowance for loan and lease losses (but not more than 1.25% of an institution's risk-weighted assets); (ii) perpetual preferred stock and related surplus not qualifying as core capital; (iii) hybrid capital instruments, perpetual debt and mandatory convertible debt instruments; and (iv) term subordinated debt and intermediate-term preferred stock and related surplus (but not more than 50% of Tier 1 capital). The maximum amount of Tier 2 capital that may be recognized for risk-based capital purposes is limited to 100% of Tier 1 capital, net of goodwill.

The minimum required ratio of qualifying total capital to total risk-weighted assets is 8.0% ("Total Risk-Based Capital Ratio"), at least one-half of which must be in the form of Tier 1 capital, and the minimum required ratio of Tier 1 capital to total risk-weighted assets is 4.0% ("Tier 1 Risk-Based Capital Ratio"). Risk-based capital ratios are calculated to provide a measure of capital that reflects the degree of risk associated with a banking organization's operations for both transactions reported on the balance sheet as assets, and transactions, such as letters of credit and recourse arrangements, which are recorded as off-balance sheet items. Under risk-based capital guidelines, the nominal dollar amounts of assets and credit-equivalent amounts of off-balance sheet items are multiplied by one of several risk adjustment percentages, which range from 0% for assets with low credit risk, such as certain U.S. Treasury securities, to 100% for assets with relatively high credit risk, such as unsecured loans. As of December 31, 2007 and 2006, the Bank's Total Risk-Based Capital Ratios were 12.52% and 12.47%, respectively, and its Tier 1 Risk-Based Capital Ratios were 11.26% and 11.22%, respectively. As of December 31, 2007 and 2006, the consolidated Company's Total Risk-Based Capital Ratios were 12.94% and 12.92%, respectively, and its Tier 1 Risk-Based Capital Ratios were 11.69% and 10.83%, respectively.

The risk-based capital requirements also take into account concentrations of credit involving collateral or loan type and the risks of "non-traditional" activities (those that have not customarily been part of the banking business). The regulations require institutions with high or inordinate levels of risk to operate with higher minimum capital standards, and authorize the regulators to review an institution's management of such risks in assessing an institution's capital adequacy.

Additionally, the regulatory Statements of Policy on risk-based capital include exposure to interest rate risk as a factor that the regulators will consider in evaluating an institution's capital adequacy, although interest rate risk does not impact the calculation of the risk-based capital ratios. Interest rate risk is the exposure of a bank's current and future earnings and equity capital to adverse movements in interest rates. While interest risk is inherent in a bank's role as a financial intermediary, it introduces volatility to earnings and to the economic value of the bank.

The FDIC and the Federal Reserve Board also require financial institutions to maintain a leverage capital ratio designed to supplement the risk-based capital guidelines. Banks and bank holding companies that have received the highest rating of the five categories used by regulators to rate banks and are not anticipating or experiencing any significant growth must maintain a ratio of Tier 1 capital (net of all intangibles) to adjusted total assets ("Leverage Capital Ratio") of at least 3%. All other institutions are required to maintain a leverage ratio of at least 4% to 5%. Pursuant to federal regulations, banks must maintain capital levels commensurate with the level of risk to which they are exposed, including the volume and severity of problem loans, and federal regulators may set higher capital requirements when a bank's particular circumstances warrant. The Bank's Leverage Capital Ratios were 8.43% and 9.82% on December 31, 2007 and 2006, respectively. As of December 31, 2007 and 2006, the consolidated Company's Leverage Capital Ratios were 8.74% and 9.46%, respectively. Both the Bank and the Company were "well capitalized" as of December 31, 2007.

For more information on the Company's capital, see Part II, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operation—Capital Resources. Risk-based capital ratio requirements are discussed in greater detail in the following section.

Prompt Corrective Action Provisions

Federal law requires each federal banking agency to take prompt corrective action to resolve the problems of insured financial institutions, including but not limited to those that fall below one or more prescribed minimum capital ratios. The federal banking agencies have by regulation defined the following five capital categories: (1) "well capitalized" (Total Risk-Based Capital Ratio of 10%; Tier 1 Risk-Based Capital Ratio of 6%; and Leverage Ratio of 5%); (2) "adequately capitalized" (Total Risk-Based Capital Ratio of 8%; Tier 1 Risk-Based Capital Ratio of 4%; and Leverage Ratio of 4%) (or 3% if the institution receives the highest rating from its primary regulator); (3) "undercapitalized" (Total Risk-Based Capital Ratio of less than 8%; Tier 1 Risk-Based Capital Ratio of less than 4%; or Leverage Ratio of less than 4%) (or 3% if the institution receives the highest rating from its primary regulator); (4) "significantly undercapitalized" (Total Risk-Based Capital Ratio of less than 6%; Tier 1 Risk-Based Capital Ratio of less than 3%; or Leverage Ratio less than 3%); and (5) "critically undercapitalized" (tangible equity to total assets less than 2%). As of December 31, 2007 and 2006, the Bank was deemed "well capitalized" for regulatory capital purposes. A bank may be treated as though it were in the next lower capital category if after notice and the opportunity for a hearing, the appropriate federal agency finds an unsafe or unsound condition or practice so warrants, but no bank may be treated as "critically undercapitalized" unless its actual capital ratio warrants such treatment.

At each successively lower capital category, an insured bank is subject to increased restrictions on its operations. For example, a bank is generally prohibited from paying management fees to any controlling persons or from making capital distributions if to do so would make the bank "undercapitalized." Asset growth and branching restrictions apply to undercapitalized banks, which are required to submit written capital restoration plans meeting specified requirements (including a guarantee by the parent holding company, if any). "Significantly undercapitalized" banks are subject to broad regulatory authority, including among other things, capital directives, forced mergers, restrictions on the rates of interest they may pay on deposits, restrictions on asset growth and activities, and prohibitions on paying bonuses or increasing compensation to senior executive officers without FDIC approval. Even more severe restrictions apply to critically undercapitalized banks. Most importantly, except under limited circumstances, not later than 90 days after an insured bank becomes critically undercapitalized, the appropriate federal banking agency is required to appoint a conservator or receiver for the bank.

In addition to measures taken under the prompt corrective action provisions, insured banks may be subject to potential actions by the federal regulators for unsafe or unsound practices in conducting their businesses or for violations of any law, rule, regulation or any condition imposed in writing by the agency or any written agreement with the agency. Enforcement actions may include the issuance of a memorandum of understanding, cease and desist orders, termination of insurance of deposits (in the case of a bank), the imposition of civil money penalties, the issuance of directives to increase capital, formal and informal agreements, or removal and prohibition orders against "institution-affiliated" parties.

Safety and Soundness Standards

The federal banking agencies have also adopted guidelines establishing safety and soundness standards for all insured depository institutions. Those guidelines relate to internal controls, information systems, internal audit systems, loan underwriting and documentation, compensation and interest rate exposure. In general, the standards are designed to assist the federal banking agencies in identifying and addressing problems at insured depository institutions before capital becomes impaired. If an institution fails to meet these standards, the appropriate federal banking agency may require the institution to submit a compliance plan and institute enforcement proceedings if an acceptable compliance plan is not submitted.

Premiums for Deposit Insurance

The Bank's deposits are insured under the Federal Deposit Insurance Act up to the maximum applicable limits, and are therefore subject to deposit insurance assessments to maintain the FDIC's Deposit Insurance Fund ("DIF"). In November 2006, the FDIC adopted a new risk-based insurance assessment system effective January 1, 2007 designed to tie what banks pay for deposit insurance more closely to the risks they pose. The FDIC also adopted a new base schedule of rates that the FDIC can adjust up or down, depending on the needs of the DIF, and set initial premiums for 2007 that range from 5 cents per $100 of domestic deposits in the lowest risk category to 43 cents per $100 of domestic deposits for banks in the highest risk category. The new assessment system resulted in increased annual assessments on the deposits of the Bank of 5 cents per $100 of domestic deposits. An FDIC credit available to the Bank for prior contributions offset the assessments for 2007 and was fully utilized in the first, second and most of the third quarterly assessments.

In addition, banks must continue to pay an amount toward the retirement of the Financing Corporation bonds issued in the 1980's to assist in the recovery of the savings and loan industry. This amount fluctuates but for the first quarter of 2008 is 1.22 cents per $100 of insured deposits. These assessments will continue until the Financing Corporation bonds mature in 2017 through 2019.

Community Reinvestment Act

The Bank is subject to certain requirements and reporting obligations under the Community Reinvestment Act ("CRA"). The CRA generally requires the federal banking agencies to evaluate the record of a financial institution in meeting the credit needs of its local communities, including low and moderate-income neighborhoods. The CRA further requires the agencies to consider a financial institution's record of meeting its community credit needs when evaluating applications for, among other things, domestic branches, consummating mergers or acquisitions, or holding company formations. In measuring a bank's compliance with its CRA obligations, the regulators utilize a performance-based evaluation system which bases CRA ratings on the bank's actual lending service and investment performance, rather than on the extent to which the institution conducts "needs" assessments, documents community outreach activities or complies with other procedural requirements. In connection with its assessment of CRA performance, the FDIC assigns a rating of "outstanding," "satisfactory," "needs to improve" or "substantial noncompliance." The Bank was last examined for CRA compliance in July 2006, and received a "satisfactory" CRA Assessment Rating.

Financial Modernization Act

Effective March 11, 2000, the Gramm-Leach-Bliley Act, also known as the "Financial Modernization Act," enabled full affiliations to occur among banks and securities firms, insurance companies, and other financial service providers, and enabled full affiliations to occur between such entities. This legislation permits bank holding companies that are well-capitalized and well-managed and meet other conditions can elect to become "financial holding companies." As financial holding companies, they and their subsidiaries are permitted to acquire or engage in activities that were not previously allowed by bank holding companies such as insurance underwriting, securities underwriting and distribution, travel agency activities, broad insurance agency activities, merchant banking and other activities that the Federal Reserve determines to be financial in nature or complementary to these activities. Financial holding companies continue to be subject to the overall oversight and supervision of the Federal Reserve, but the Financial Modernization Act applies the concept of functional regulation to the activities conducted by subsidiaries. For example, insurance activities would be subject to supervision and regulation by state insurance authorities. The Company has no current intention of becoming a financial holding company, but may do so at some point in the future if deemed appropriate in view of opportunities or circumstances at the time.

Privacy and Data Security

The Financial Modernization Act also imposed new requirements on financial institutions with respect to consumer privacy. The statute generally prohibits disclosure of consumer information to non-affiliated third parties unless the consumer has been given the opportunity to object and has not objected to such disclosure. Financial institutions are further required to disclose their privacy policies to consumers annually. Financial institutions, however, will be required to comply with state law if it is more protective of consumer privacy than the Financial Modernization Act. The statute also directed federal regulators, including the Federal Reserve and the FDIC, to prescribe standards for the security of consumer information. The Company and the Bank are subject to such standards, as well as standards for notifying consumers in the event of a security breach.

Other Consumer Protection Laws and Regulations

Activities of all insured banks are subject to a variety of statutes and regulations designed to protect consumers, such as including the Fair Credit Reporting Act, Equal Credit Opportunity Act, and Truth-in-Lending Act. Interest and other charges collected or contracted for by the Bank are also subject to state usury laws and certain other federal laws concerning interest rates. The Bank's loan operations are also subject to federal laws and regulations applicable to credit transactions. Together, these laws and regulations include provisions that:

- govern disclosures of credit terms to consumer borrowers;

- require financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;
- prohibit discrimination on the basis of race, creed, or other prohibited factors in extending credit;
- govern the use and provision of information to credit reporting agencies; and
- govern the manner in which consumer debts may be collected by collection agencies.

The Bank's deposit operations are also subject to laws and regulations that:

- impose a duty to maintain the confidentiality of consumer financial records and prescribe procedures for complying with administrative subpoenas of financial records; and
- govern automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services.

Interstate Banking and Branching

The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Banking Act") regulates the interstate activities of banks and bank holding companies. Generally speaking, under the Interstate Banking Act, a bank holding company located in one state may lawfully acquire a bank located in any other state, subject to deposit-percentage, aging requirements and other restrictions. The Interstate Banking Act also generally provides that national and state-chartered banks may, subject to applicable state law, branch interstate through acquisitions of banks in other states. The Interstate Banking Act and related California laws have increased competition in the environment in which the Bank operates to the extent that out-of-state financial institutions directly or indirectly enter the Bank's market areas. It appears that the Interstate Banking Act has contributed to the accelerated consolidation of the banking industry.

USA Patriot Act of 2001

The USA Patriot Act of 2001 ("The Patriot Act") was enacted in October 2001 in response to the terrorist attacks in New York, Pennsylvania and Washington, D.C. on September 11, 2001. The Patriot Act was intended to strengthen U.S. law enforcement's and the intelligence communities' ability to work cohesively to combat terrorism on a variety of fronts. The impact of the Patriot Act on financial institutions of all kinds has been significant and wide ranging. The Patriot Act substantially enhanced existing anti-money laundering and financial transparency laws, and required appropriate regulatory authorities to adopt rules to promote cooperation among financial institutions, regulators, and law enforcement entities in identifying parties that may be involved in terrorism or money laundering. Under the Patriot Act, financial institutions are subject to prohibitions regarding specified financial transactions and account relationships, as well as enhanced due diligence and "know your customer" standards in their dealings with foreign financial institutions and foreign customers. For example, the enhanced due diligence policies, procedures, and controls generally require financial institutions to take reasonable steps to:

- conduct enhanced scrutiny of account relationships to guard against money laundering and report any suspicious transactions;
- ascertain the identity of the nominal and beneficial owners of, and the source of funds deposited into, each account as needed to guard against money laundering and report any suspicious transactions;
- ascertain for any foreign bank, the shares of which are not publicly traded, the identity of the owners of the foreign bank, and the nature and extent of the ownership interest of each such owner; and
- ascertain whether any foreign bank provides correspondent accounts to other foreign banks and, if so, the identity of those foreign banks and related due diligence information.

The Patriot Act also requires all financial institutions to establish anti-money laundering programs, which must include, at minimum:

- the development of internal policies, procedures, and controls;
- the designation of a compliance officer;
- an ongoing employee training program; and
- an independent audit function to test the programs.

The Company implemented the requirements under the Patriot Act during 2001 and 2002. Compliance with such requirements has all been accomplished with existing staff, so the financial impact on the Company has been negligible.

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley") was enacted to increase corporate responsibility, provide for enhanced penalties for accounting and auditing improprieties at publicly traded companies, and protect investors by improving the accuracy and reliability of disclosures pursuant to the securities laws. Sarbanes-Oxley includes important new requirements for public companies in the areas of financial disclosure, corporate governance, and the independence, composition and responsibilities of audit committees. Among other things, Sarbanes-Oxley mandates chief executive and chief financial officer certifications of periodic financial reports, additional financial disclosures concerning off-balance sheet items, and speedier transaction reporting requirements for executive officers, directors and 10% shareholders. In addition, penalties for non-compliance with the Exchange Act were heightened. SEC rules promulgated pursuant to Sarbanes-Oxley impose obligations and restrictions on auditors and audit committees intended to enhance their independence from management, and include extensive additional disclosure, corporate governance and other related rules. Sarbanes-Oxley represents significant federal involvement in matters traditionally left to state regulatory systems, such as the regulation of the accounting profession, and to state corporate law, such as the relationship between a Board of Directors and Management and between a Board of Directors and its committees.

We have not experienced any significant difficulties in complying with Sarbanes-Oxley. However, we have incurred, and expect to continue to incur, significant costs in connection with compliance with Section 404 of Sarbanes-Oxley, which requires Management to undertake an assessment of the adequacy and effectiveness of our internal controls over financial reporting and requires our auditors to attest to, and report on, Management's assessment and the operating effectiveness of these controls. The Company expensed approximately $23,000 in 2007 and $81,000 in 2006, on compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

Commercial Real Estate Lending and Concentrations

On December 2, 2006, the federal bank regulatory agencies released Guidance on Concentrations in Commercial Real Estate ("CRE") Lending, Sound Risk Management Practices (the "Guidance"). The Guidance, which was issued in response to the agencies' concern that rising CRE concentrations might expose institutions to unanticipated earnings and capital volatility in the event of adverse changes in the commercial real estate market, reinforces existing regulations and guidelines for real estate lending and loan portfolio management.

Highlights of the Guidance include the following:

- The agencies have observed that CRE concentrations have been rising over the past several years with small to mid-size institutions showing the most significant increase in CRE concentrations over the last decade. However, some institutions' risk management practices are not evolving with their increasing CRE concentrations, and therefore, the Guidance reminds institutions that strong risk management practices and appropriate levels of capital are important elements of a sound CRE lending program.

- The Guidance applies to national banks and state chartered banks and is also broadly applicable to bank holding companies. For purposes of the Guidance, CRE loans include loans for land development and construction, other land loans and loans secured by multifamily and nonfarm residential properties. The definition also extends to loans to real estate investment trusts and unsecured loans to developers if their performance is closely linked to the performance of the general CRE market.
- The agencies recognize that banks serve a vital role in their communities by supplying credit for business and real estate development. Therefore, the Guidance is not intended to limit banks' CRE lending. Instead, the Guidance encourages institutions to identify and monitor credit concentrations, establish internal concentration limits, and report all concentrations to management and the board of directors on a periodic basis.
- The agencies recognized that different types of CRE lending present different levels of risk, and therefore, institutions are encouraged to segment their CRE portfolios to acknowledge these distinctions. However, the CRE portfolio should not be divided into multiple sections simply to avoid the appearance of risk concentration.
- Institutions should address the following key elements in establishing a risk management framework for identifying, monitoring, and controlling CRE risk: (1) board of directors and management oversight; (2) portfolio management; (3) management information systems; (4) market analysis; (5) credit underwriting standards; (6) portfolio stress testing and sensitivity analysis; and (7) credit review function.
- As part of the ongoing supervisory monitoring processes, the agencies will use certain criteria to identify institutions that are potentially exposed to significant CRE concentration risk. An institution that has experienced rapid growth in CRE lending, has notable exposure to a specific type of CRE, or is approaching or exceeds specified supervisory criteria may be identified for further supervisory analysis.

The Company believes that the Guidance is applicable to it, as it has a concentration in CRE loans. The Company and its board of directors have discussed the Guidance and believe that the Company's underwriting policy, management information systems, independent credit administration process and monthly monitoring of real estate loan concentrations will be sufficient to address the Guidance.

Allowance for Loan and Lease Losses

On December 13, 2006, the federal bank regulatory agencies released *Interagency Policy Statement on the Allowance for Loan and Lease Losses* ("ALLL"), which revises and replaces the banking agencies' 1993 policy statement on the ALLL. The revised statement was issued to ensure consistency with generally accepted accounting principles (GAAP) and more recent supervisory guidance. The revised statement extends the applicability of the policy to credit unions. Additionally, the agencies issued 16 FAQs to assist institutions in complying with both GAAP and ALLL supervisory guidance.

Highlights of the revised statement include the following:

- The revised statement emphasizes that the ALLL represents one of the most significant estimates in an institution's financial statements and regulatory reports and that an assessment of the appropriateness of the ALLL is critical to an institution's safety and soundness.
- Each institution has a responsibility to develop, maintain, and document a comprehensive, systematic, and consistently applied process for determining the amounts of the ALLL. An institution must maintain an ALLL that is sufficient to cover estimated credit losses on individual impaired loans as well as estimated credit losses inherent in the remainder of the portfolio.
- The revised statement updates the previous guidance on the following issues regarding ALLL: (1) responsibilities of the board of directors, management, and bank examiners; (2) factors to be considered in the estimation of ALLL; and (3) objectives and elements of an effective loan review system.

The Company and its board of directors have discussed the revised statement and believe that the Company's ALLL methodology is comprehensive, systematic, and that it is consistently applied across the Company. The Company believes its management information systems, independent credit administration process, policies and procedures are sufficient to address the guidance.

Other Pending and Proposed Legislation

Other legislative and regulatory initiatives which could affect the Company, the Bank and the banking industry in general are pending, and additional initiatives may be proposed or introduced, before the U.S. Congress, the California legislature and other governmental bodies in the future. Such proposals, if enacted, may further alter the structure, regulation and competitive relationship among financial institutions, and may subject the Bank to increased regulation, disclosure and reporting requirements. In addition, the various banking regulatory agencies often adopt new rules and regulations to implement and enforce existing legislation. It cannot be predicted whether, or in what form, any such legislation or regulations may be enacted or the extent to which the business of the Company or the Bank would be affected thereby.

ITEM 1A. RISK FACTORS

Statements and financial discussion and analysis by management contained throughout this report that are not historical facts are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve a number risks and uncertainties. The important factors that could cause actual results to differ materially from the forward-looking statements herein include, without limitation, the factors set forth below. The risks and uncertainties described below are not the only risks we face. Additional risks and uncertainties not presently known to us or that management currently believes are immaterial also may impair our business. If any of the events described in the following risk factors occur, our business, results of operations and financial condition could be adversely affected materially. In addition, the trading price of our common stock could decline due to any of the events described in these risks.

Changes in economic conditions in our market areas could hurt our business materially.

Our business is directly impacted by factors such as economic, political and market conditions, broad trends in industry and finance, legislative and regulatory changes, changes in government monetary and fiscal policies and inflation, all of which are beyond our control. A deterioration in economic conditions, whether caused by national or local concerns, in particular an economic slowdown in Southern California, could result in the following consequences, any of which could hurt our business materially: loan delinquencies may increase; problem assets and foreclosures may increase; demand for our products and services may decrease; low cost or noninterest bearing deposits may decrease; and collateral for loans made by us, especially real estate, may decline in value, in turn reducing customers' borrowing power, and reducing the value of assets and collateral associated with our existing loans. These circumstances may lead to an increase in nonaccrual and classified loans, which generally results in a provision for credit losses and in turn reduces the Company's net earnings. The State of California continues to face fiscal challenges, the long-term effects of which on the State's economy cannot be predicted.

Concentrations of real estate loans could subject us to increased risks in the event of a real estate recession or natural disaster.

Our loan portfolio is heavily concentrated in real estate loans consisting of construction and development, residential and commercial and multi-family. At December 31, 2007, 62% of our loan portfolio was concentrated in real estate loans. Between December 31, 2006 and December 31, 2007 our real estate loans increased $68.6 million or 27% from $254.3 million to $322.9 million. Of this amount, as of December 31, 2007, $240.6 million represented construction and development loans secured by real estate, $2.5 million represented residential loans secured by residential real estate and $79.8 million represented loans secured by commercial and multifamily real estate. The Southern California real estate market ended 2006 with declining prices and a slower sales pace and has maintained these levels into 2007. If real estate sales and appreciation continue to weaken, the Company might experience an increase in nonperforming assets in its commercial real estate and commercial and industrial loan portfolios. The result of such an increase result could be reduced income, increased expenses, and less cash available for lending and other activities. Such an increase may have a material impact on the Company's financial condition and results of operations, by reducing the Bank's income, increasing the Company's expenses, and leaving less cash available for lending and other activities. Total nonperforming assets at December 31, 2007 increased $11.4 million or 296% to $15.3 million, from $3.9 million at December 31, 2006, and represented 2.92% and 0.89% of total gross loans and other real estate owned, respectively. The increase was primarily attributable to the addition of four construction and development loans totaling $10.0 million that were placed on non-accrual status during 2007, partially offset by the payoff of one commercial loan totaling $2.5 million. See "Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations—Nonperforming Assets." As of December 31, 2007 and 2006, the Company had no subprime mortgage loans.

As the primary collateral for many of the Company's loans rests on commercial real estate properties, deterioration in the real estate market in the areas the Company serves could reduce the value of the collateral value for many of the Company's loans and negatively impact the repayment ability of many of its borrowers.

Such deterioration would likely also reduce the amount of loans the Company makes to businesses in the construction and real estate industry, which could negatively impact its business. Similarly, the occurrence of a natural disaster like those California has experienced in the past, including earthquakes, brush fires, and flooding, could impair the value of the collateral we hold for real estate secured loans and negatively impact the Company's results of operations.

In addition, the banking regulators have begun to give commercial real estate or "CRE" loans greater scrutiny, due to perceived risks relating to the cyclical nature of the real estate market and the related risks for lenders with high concentrations of such loans. The regulators may require banks with higher levels of CRE loans to implement improved underwriting, internal controls, risk management policies and portfolio stress testing, and may possibly require higher levels of allowances for possible loan losses and capital levels as a result of CRE lending growth and exposures. See "Regulation and Supervision – Commercial Real Estate Lending and Concentrations" above.

All of our lending involves underwriting risks, especially in a competitive lending market.

At December 31, 2007, construction and development loans represented 46%, residential, commercial and multi-family loans represented 16% and commercial loans represented 35% of our total loan portfolio.

Commercial lending, even when secured by the assets of a business, involves considerable risk of loss in the event of failure of the business. To reduce such risk, we typically take additional security interests in other collateral, such as real property, certificates of deposit or life insurance, and/or obtain personal guarantees.

Construction lending differs from other types of real estate lending because of uncertainties inherent in estimating construction costs, the length of the construction period and the market for the project upon completion. Commercial mortgage lending entails risks of delays in leasing and excessive vacancy rates. All real estate secured lending involves risks that real estate values in general will fall and that the value of the particular real estate security for a loan will fall. We seek to reduce our risk of loss through our underwriting and monitoring procedures.

We may experience loan losses in excess of our allowance for loan losses.

The risk of credit losses on loans varies with, among other things, general economic conditions, the type of loan being made, the creditworthiness of the borrower over the term of the loan, and in the case of a collateralized loan, the value and marketability of the collateral for the loan. We have adopted underwriting and credit monitoring procedures and credit policies, including the establishment and review of the allowance for credit losses, that Management believes are appropriate to minimize this risk by assessing the likelihood of nonperformance, tracking loan performance and diversifying our credit portfolio. These policies and procedures, however, may not prevent unexpected losses that could have a material adverse effect on our results of operations. Management maintains an allowance for loan losses based upon, among other things, historical experience, an evaluation of economic conditions and regular reviews of delinquencies and loan portfolio quality. Based upon such factors, Management makes various assumptions and judgments about the ultimate collectibility of the loan portfolio and provides an allowance for loan losses based upon a percentage of the outstanding balances and for specific loans when their ultimate collectibility is considered questionable.

As of December 31, 2007, our allowance for loan losses was approximately $6.8 million, which represented 1.31% of outstanding loans, net of unearned income. Although Management believes that our allowance for loan losses is adequate, there can be no assurance that the allowance will prove sufficient to cover future loan losses. Further, although Management uses the best information available to make determinations with respect to the allowance for loan losses, future adjustments may be necessary if economic conditions differ substantially from the assumptions used or adverse developments arise with respect to the non-performing or performing loans. If Management's assumptions and judgments prove to be incorrect and the allowance for loan losses is inadequate to absorb future losses, or if the bank regulatory authorities require us to increase our allowance for loan losses as a part of their examination process, our earnings and potentially even our capital could be significantly and adversely affected. See "Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations—Allowance for Loan Losses."

We may have difficulty managing our growth.

Our total assets have increased to $689.5 million as of December 31, 2007, from $551.1 million and $456.2 million as of December 31, 2006 and 2005, respectively. The Company operates its main office and construction/ real estate loan production offices in downtown Redlands, California, a full-service branch, its Religious Lending Group and SBA/Commercial Lending Group in Brea, California, and its Homeowners' Association and full branch in Escondido, California. The Company also operates full-service branches in Palm Desert, Irwindale, and Temecula, California that opened in March 2003, February 2005 and August 2005, respectively.

Management intends to grow the Company internally by further establishing our existing branch offices and loan production offices. We intend to investigate future opportunities to acquire or combine with additional financial institutions, however, no assurance can be provided that we will be able to identify additional suitable acquisition targets or consummate any such acquisition in the future.

Our ability to manage growth will depend primarily on our ability to:

- monitor and manage expanded operations;
- control funding costs and operating expenses;
- maintain positive customer relations; and
- attract, assimilate and retain qualified personnel.

If we fail to achieve these objectives in an efficient and timely manner we may experience disruptions in our business plans, and our financial condition and results of operations could be adversely affected.

We may not be able to continue to attract and retain banking customers at current levels, and our efforts to compete may reduce our profitability.

Competition in the banking industry in the markets we serve may limit our ability to continue to attract and retain banking customers. The banking business in our current and intended future market areas is highly competitive with respect to virtually all products and services. In California generally, and in our service areas specifically, branches of major banks dominate the commercial banking industry. Such banks have substantially greater lending limits than we have, offer certain services we cannot offer directly, and often operate with "economies of scale" that result in lower operating costs than ours on a per loan or per asset basis. We also compete with numerous financial and quasi-financial institutions for deposits and loans, including providers of financial services over the Internet. Ultimately, competition can and does increase our cost of funds and drive down our net interest margin, thereby reducing profitability. It can also make it more difficult for us to continue to increase the size of our loan portfolio and deposit base, and could cause us to need to rely more heavily on borrowings, which are generally more expensive than deposits, as a source of funds in the future. See "Item 1, Business—Competition."

Our earnings are subject to interest rate risk, especially if rates fall.

Banking companies' earnings depend largely on the relationship between the cost of funds, primarily deposits and borrowings, and the yield on earning assets, such as loans and investment securities. This relationship, known as the interest rate spread, is subject to fluctuation and is affected by the monetary policies of the Federal Reserve Board, the international interest rate environment, as well as by economic, regulatory and competitive factors which influence interest rates, the volume and mix of interest-earning assets and interest-bearing liabilities, and the level of nonperforming assets. Many of these factors are beyond our control. Fluctuations in interest rates affect the demand of customers for our products and services. We are subject to interest rate risk to the degree that our interest-bearing liabilities reprice or mature more slowly or more rapidly or on a different basis than our interest-earning assets. Given our current volume and mix of interest-bearing liabilities and interest-earning assets, our interest rate spread could be expected to increase during times of rising interest rates and, conversely, to decline during times of falling interest rates. Therefore, significant fluctuations in interest rates may have an adverse or a positive effect on our results of operations. See "Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations—Market Rate Risk/Interest Rate Risk Management."

We do not expect to pay significant cash dividends in the future.

We believe the most effective use of our capital and earnings is to finance our growth and operations. For this reason, we expect to retain all or the vast majority of our earnings rather than distribute them to shareholders in the form of dividends. However, we may consider cash distributions in the form of cash dividends to shareholders in the future, although we do not currently expect any such dividends to be significant.

We are a legal entity separate and distinct from our subsidiary. Substantially all of our revenue and cash flow, including funds available for the payment of dividends and other operating expenses, is dependent upon the payment of dividends to us by the Bank. Dividends payable to us by the Bank are restricted under California and federal laws and regulations. See "Item 5, Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities—Dividends."

There is a limited public market for our stock, so you may not be able to sell your shares at the times and in the amounts you want.

Our common stock is not listed on any exchange or on Nasdaq. Our common stock is quoted on the OTC Bulletin Board, and there are a few securities brokers who are involved in trading our common stock; however, trading in our common stock has not been extensive and there can be no assurance that a more active trading market will develop in the foreseeable future. As a result, while our common stock is not subject to any specific restrictions on transfer, you may have difficulty selling your shares of common stock at the times and in the amounts you may desire.

We depend on our executive officers and key personnel to implement our business strategy and could be harmed by the loss of their services.

We believe that our growth and future success will depend in large part upon the skills of our Management team. The competition for qualified personnel in the financial services industry is intense, and the loss of our key personnel or an inability to continue to attract, retain or motivate key personnel could adversely affect our business. We cannot assure you that we will be able to retain our existing key personnel or to attract additional qualified personnel.

Because of certain change in control provisions in employment and salary continuation agreements, a change in control of our company or our management could be delayed or prevented.

Our Chief Financial Officer and our Chief Operating Officer each have employment agreements that have 3-year terms beginning in December 2004 and expire in December 2007, with a 1-year renewal. The agreements expired in December 2007 and are currently under the 1-year renewal provision. The employment agreements provide for severance payments if their respective employment arrangements are actually or constructively terminated or in connection with a change in control of the Company or its subsidiary. These same two individuals, as well as three other officers of the Bank, including our Chief Executive Officer and our Chief Credit Officer also have salary continuation agreements, which provide for accelerated vesting of all or a portion of their annual retirement benefits under similar circumstances. These provisions may make it more expensive for another company to acquire us, which could reduce the market price of our common stock and the price that you receive if you sell your shares in the future.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable. -

ITEM 2. PROPERTIES

The Company's administrative headquarters is located at 218 East State Street, Redlands, California. The property is unencumbered and owned by the Company. It consists of approximately 8,500 square feet in a two-story building. Management believes that the Company's existing back office facilities are adequate to accommodate the Company's operations for the immediately foreseeable future, although administrative office expansion is planned.

The Company leases from unrelated parties, its Construction/Real Estate Loan production offices in downtown Redlands, California, its Religious Lending Group and its SBA/Commercial Lending Group and a full-service branch in Brea, California, its Homeowner's Association department and a full-service branch in Escondido, California and full-service branches in Palm Desert, Irwindale and Temecula, California.

ITEM 3. LEGAL PROCEEDINGS

We are a party from time to time to claims and legal proceedings arising in the ordinary course of business. After taking into consideration the factors underlying these claims and information provided by our litigation counsel as to the current status of these claims or proceedings to which we are a party, we are of the opinion that the ultimate aggregate liability represented thereby, if any, will not have a material adverse effect on our financial condition or results of operations.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock is traded on the OTC Bulletin Board under the symbol "FCEN." Trading in the stock has not been extensive and such trades cannot be characterized as amounting to an active trading market.

The information in the following table indicates the high and low quotations and approximate volume of trading for our common stock for each quarterly period since January 1, 2006, and is based upon information provided by public sources. The high and low prices and trading volume have been adjusted to give effect to all stock dividends and distributions, including the 50% stock distribution paid on May 15, 2007 to shareholders of record as of May 1, 2007.

In addition, the prices indicated reflect inter-dealer prices and trades, without retail mark-up, mark-down or commission and may not represent actual transactions.

Calendar Quarter Ended	High	Low	Volume
March 31, 2006	$17.78	$14.31	781,200
June 30, 2006	$17.78	$18.27	135,150
September 30, 2006	$23.33	$21.50	128,550
December 31, 2006	$22.50	$21.50	132,900
March 31, 2007	$30.00	$22.50	90,300
June 30, 2007	$30.00	$26.75	182,800
September 30, 2007	$27.40	$20.05	193,900
December 31, 2007	$24.00	$20.10	143,300

Holders

As of December 31, 2007, there were approximately 569 shareholders of record of our common stock, approximately 100 of which are street name holders.

Dividends

As a bank holding company, which currently has no significant assets other than our equity interest in the Bank, our ability to pay dividends depends primarily upon the dividends we receive from the Bank. The dividend practice of the Bank, like our dividend practice, will depend upon its earnings, financial position, current and anticipated cash requirements and other factors deemed relevant by the Bank's Board of Directors at that time.

The Bank's ability to pay cash dividends to us is also subject to certain legal limitations. Under California law, banks may declare a cash dividend out of their net profits up to the lesser of retained earnings or the net income for the last three fiscal years (less any distributions made to Shareholders during such period), or with the prior written approval of the Commissioner of Financial Institutions, in an amount not exceeding the greatest of (i) the retained earnings of the bank, (ii) the net income of the bank for its last fiscal year, or (iii) the net income of the bank for its current fiscal year. In addition, under federal law, banks are prohibited from paying any dividends if after making such payment they would fail to meet any of the minimum regulatory capital requirements. The federal regulators also have the authority to prohibit banks from engaging in any business practices which are considered to be unsafe or unsound, and in some circumstances the regulators might prohibit the payment of dividends on that basis even though such payments would otherwise be permissible.

Our ability to pay dividends is also limited by state corporation law. The California General Corporation Law allows us to pay dividends to our shareholders if our retained earnings equal at least the amount of the proposed dividend. If we do not have sufficient retained earnings available for the proposed dividend, we may still pay a dividend to our shareholders if we meet two conditions after giving effect to the dividend but it is extremely unlikely that we would ever meet those conditions. In addition, during any period in which the Company has deferred payment of interest otherwise due and payable on its subordinated debt securities, we may not make any dividends or distributions with respect to our capital stock. See "Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources."

Shareholders are entitled to receive dividends only when and if declared by our Board of Directors. Although we paid cash dividends in 2000 and 2001, we have no intention to pay cash dividends in the foreseeable future. Instead, we intend to retain our earnings for the purpose of supporting our future growth. However, since 1998 we have paid eight stock dividends or distributions to our shareholders, including 50% stock distributions in May 2007 and April 2006.

The table below sets forth information concerning all dividends paid since 1998. Dividends paid in 2000 through 2007 were paid by the Company, and dividends paid prior to 2000 were paid by the Bank.

Year	Stock Dividends/Distributions	Cash Dividends	Year	Stock Dividends/Distributions	Cash Dividends
2007	50%	—	2002	5%	—
2006	50%	—	2001	—	5¢
2005	7%	—	2000	5%	10¢
2004	25%	—	1999	—	—
2003	5%	—	1998	25%	—

Securities Authorized For Issuance Under Equity Compensation Plans

The following table provides information as of December 31, 2007, with respect to options outstanding and available under our 2001 Stock Incentive Plan, as amended and restated March 19, 2004, which is our only equity compensation plan other than an employee benefit plan meeting the qualification requirements of Section 401(a) of the Internal Revenue Code:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options[1]	Weighted-Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance
Equity compensation plans approved by security holders	949,004	$12.54	51,073

1 As adjusted to reflect the 50% stock distribution paid on May 15, 2007 to shareholders of record as of May 1, 2007.

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholders' return on the Company's stock with the cumulative total return of (i) the Nasdaq market index; (ii) an index comprised of banks and bank holding companies located throughout the United States with total assets of between $500 million $1.0 billion; ("SNL Bank $500M—$1B") and (iii) all banks and bank holding companies listed on Nasdaq ("SNL Bank Index"). The latter two indexes were compiled by SNL Financial of Charlottesville, Virginia. The graph assumes an initial investment of $100 and reinvestment of dividends.

The graph is not necessarily indicative of future price performance.



Total Return Performance
300
250
200
150
100
50
Index Value
1st Centennial Bancorp
NASDAQ Composite
SNL Bank $500M-$1B Index
SNL Bank Index
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07

	Period Ending					
Index	**12/31/02**	**12/31/03**	**12/31/04**	**12/31/05**	**12/31/06**	**12/31/07**
1st Centennial Bancorp	100.00	112.78	175.00	169.05	263.32	239.92
NASDAQ Composite	100.00	150.01	162.89	165.13	180.85	198.60
SNL Bank $500M-$1B Index	100.00	144.19	163.41	170.41	193.81	155.31
SNL Bank Index	100.00	134.90	151.17	153.23	179.24	139.28

* Source: SNL Financial, Charlottsville, Virginia.

Stock Repurchases

On September 21, 2007, the Company's Board of Directors approved a stock repurchase program pursuant to which the Company may purchase up to $3 million in its common stock in open market transactions. The repurchase program is to continue for a period of 12 months.

The following table provides information concerning the Company's repurchases of its common stock during the fourth quarter of 2007 all of which were executed in accordance with SEC Rule 10b-18:

	October	November	December
Total shares purchased	—	20,000	—
Average per share price	—	$ 22.00	—
Number of shares purchased as part of publicly announced plan or program	—	20,000	—
Maximum number of shares remaining for purchase under a plan or program	136,363	116,363	116,363

In 2006, the Company retired 578 shares of common stock due to the forfeiture of unvested restricted stock awards.

ITEM 6. SELECTED FINANCIAL DATA

Selected Financial Data

You should read the selected financial data presented below in conjunction with our audited consolidated financial statements, including the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations," included elsewhere herein. The selected financial data as of December 31, 2007 and 2006 and for each of the years in the three-year period ended December 31, 2007 is derived from our audited consolidated financial statements and related notes, which are included in this Annual Report. The selected financial data for prior years is derived from our audited consolidated financial statements, which are not included in this Annual Report. All per share information has been adjusted for stock splits and dividends declared from time to time.

	As of and For the Years Ended December 31,				
	2007	2006	2005	2004	2003
	(Dollars in Thousands, except per share data)				
Income Statement Summary:					
Interest income	$ 49,179	$ 40,743	$ 33,196	$ 23,718	$ 16,655
Interest expense	19,507	12,424	7,056	3,335	2,106
Net interest income before provision for loan losses	29,672	28,319	26,140	20,383	14,549
Provision for loan losses	2,350	1,320	2,140	2,098	360
Noninterest income	4,208	3,371	4,731	2,913	3,335
Noninterest expense	18,940	18,107	20,388	16,385	14,295
Income before income tax expenses	12,590	12,263	8,343	4,813	3,229
Income tax expense	4,701	4,836	3,260	1,793	1,141
Net income	$ 7,889	$ 7,427	$ 5,083	$ 3,020	$ 2,088
Balance Sheet Summary:					
Total assets	$ 689,501	$ 551,127	$ 456,192	$ 356,678	$ 254,383
Cash and due from banks	11,075	18,385	16,862	5,695	9,948
Federal funds sold	—	2,900	21,505	—	—
Securities	126,136	72,649	12,208	20,096	35,539
Net loans[2]	514,644	426,200	381,153	308,030	188,222
Total deposits	477,955	456,463	401,275	291,802	212,773
Borrowings from Federal Home Loan Bank	64,500	—	—	21,000	7,600
Subordinated debentures	12,300	18,306	18,306	13,151	6,006
Total liabilities	637,179	508,930	422,771	328,677	229,983
Total shareholders' equity	52,322	42,197	33,421	28,001	24,400
Per Share Data:					
Earnings per share:[3]					
Basic	$ 1.63	$ 1.55	$ 1.08	$ 0.66	$ 0.48
Diluted	1.51	1.41	1.01	0.61	0.44
Weighted average common shares outstanding basic	4,850,263	4,780,001	4,693,214	4,602,823	4,384,104
Weighted average common shares outstanding diluted	5,239,917	5,266,987	5,054,229	4,983,250	4,721,061
Book value	$ 10.75	$ 8.76	$ 7.07	$ 6.00	$ 5.40
Performance Ratios:					
Return on average equity[4]	16.78%	19.54%	16.77%	11.75%	9.83%
Return on average assets[5]	1.29%	1.49%	1.22%	0.94%	0.91%
Net interest margin[6]	5.14%	6.07%	6.69%	6.91%	7.07%
Average shareholders' equity to average total assets	7.66%	7.63%	7.26%	8.03%	9.21%
Efficiency ratio[7]	55.05%	56.77%	65.86%	70.07%	79.53%
Net loans to total deposits at period end	107.68%	93.37%	94.99%	105.56%	88.46%
Dividend payout ratio	0.00%	0.00%	0.00%	0.00%	0.00%

	As of and For the Years Ended December 31,				
	2007	2006	2005	2004	2003
	(Dollars in Thousands, except per share data)				
Asset Quality Ratios:					
Nonperforming loans to total loans[8]	2.48%	0.89%	0.26%	0.04%	0.33%
Nonperforming assets to total loans and other real estate owned[9]	2.92%	0.89%	0.26%	0.04%	0.33%
Net loan charge-offs to average loans	0.27%	0.23%	0.25%	0.03%	0.01%
Allowance for loan losses to total loans[10] at end of period	1.31%	1.33%	1.39%	1.33%	1.11%
Allowance for loan losses to nonperforming loans	52.55%	148.81%	540.85%	3,309.60%	339.45%
Capital Ratios:					
Tier 1 capital to average assets	8.74%	9.46%	9.02%	9.25%	10.79%
Tier 1 capital to total risk-weighted assets	11.69%	10.83%	9.92%	9.89%	12.48%
Total capital to total risk-weighted assets	12.94%	12.92%	12.86%	12.26%	13.63%

2 Loans are gross, which excludes the allowance for loan losses, and net of deferred fees.

3 Adjusted to give retroactive effect to stock dividends and distributions.

4 Net income divided by average shareholders' equity.

5 Net income divided by average total assets.

6 Net interest income as a percentage of average interest-earning assets.

7 Ratio of noninterest expense to the sum of net interest income before provision for loan losses and total noninterest income excluding securities gains and losses.

8 Nonperforming loans consist of nonaccrual loans, loans past due 90 days or more and still accruing and restructured loans.

9 Nonperforming assets consist of nonperforming loans and nonperforming other assets, including other real estate owned.

10 Total loans are gross loans less unearned income.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion presents Management's analysis of the results of operations of the Company for the years ended December 31, 2005, 2006 and 2007 and the financial condition of the Company as of December 31, 2006 and 2007. This discussion also includes the statistical disclosures required by SEC Guide 3 ("Statistical Disclosure by Company Holding Companies.") The discussion should be read in conjunction with the financial statements of the Company and the notes related thereto which appear elsewhere in this Form 10-K Annual Report (see Item 8 below).

Statements contained in this report that are not purely historical are forward looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 as amended, including our expectations, intentions, beliefs, or strategies regarding the future. All forward-looking statements concerning economic conditions, rates of growth, rates of income or values as may be included in this document are based on information available to us on the date noted, and we assume no obligation to update any such forward-looking statements. It is important to note that our actual results could materially differ from those in such forward-looking statements. Factors that could cause actual results to differ materially from those in such forward-looking statements are fluctuations in interest rates, inflation, government regulations, local, regional and national economic conditions, customer disintermediation and competitive product and pricing pressures in the geographic and business areas in which we conduct our operations. Segment reporting is not presented since the Company's revenue is attributed to a single reportable segment.

Critical Accounting Policies

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States. The financial information contained within these statements is, to a significant extent, based on approximate measures of the financial effects of transactions and events that have already occurred. Based on its consideration of accounting policies that involve the most complex and subjective decisions and assessments, Management has identified its most critical accounting policy to be that related to the allowance for loan losses. The Company's allowance for loan loss methodologies incorporate a variety of risk considerations, both quantitative and qualitative, in establishing an allowance for loan loss that Management believes is appropriate at each reporting date.

Quantitative factors include our historical loss experience, delinquency and charge-off trends, collateral values, changes in nonperforming loans, and other factors. Quantitative factors also incorporate known information about individual loans, including borrowers' sensitivity to interest rate movements and borrowers' sensitivity to quantifiable external factors including commodity and finished good prices as well as acts of nature (earthquakes, floods, fires, etc.) that occur in a particular period.

Qualitative factors include the general economic environment in our markets, including economic conditions in Southern California and in particular, the state of certain industries. Size and complexity of individual credits in relation to lending officers' background and experience levels, loan structure, extent and nature of waivers of existing loan policies and pace of portfolio growth are other qualitative factors that are considered in our methodologies.

This discussion and analysis should be read in conjunction with the Company's consolidated financial statements and the accompanying notes presented elsewhere herein, as well as the portion of this Management's Discussion and Analysis section entitled "—Financial Condition—Allowance for Loan Losses." Although Management believes the level of the allowance as of December 31, 2007 is adequate to absorb losses inherent in the loan portfolio, a decline in the regional economy may result in increasing losses that cannot reasonably be predicted at this time.

Summary of Performance

Results of operations summary

The Company achieved record earnings in 2007. In fact, net income has increased each year since the Company incorporated in 1999. Net income in 2007 was $7.889 million, an increase of $462,000, or 6%, over the $7.427 million in net earnings recognized in 2006. Net income in 2006 of $7.427 million represented an increase of $2.344 million, or 46%, over the $5.083 million in net earnings recognized in 2005.

Net income per basic share was $1.63 for 2007, as compared to $1.55 for 2006 and $1.08 for 2005. On a diluted net income per share basis, net income was $1.51, $1.41 and $1.01 for the years ended December 31, 2007, 2006 and 2005, respectively. Earnings per share calculations were adjusted to give retroactive effect to stock splits and dividends. Return on average assets was 1.29% for 2007, compared to 1.49% for 2006 and 1.22% for 2005. Return on average shareholders' equity was 16.78% for 2007, compared to 19.54% for 2006 and 16.77% for 2005.

The following are noteworthy factors relevant to the Company's results of operations for the most recent three years:

- **Net interest income was a significant contributor to the increase in net income in 2007.** Net interest income grew by $1.4 million, or 5%, in 2007 relative to 2006. Average loans grew by $60.5 million, or 15%, primarily due to the continued success of our business development efforts in and around the marketplaces we serve. In 2006 net interest income grew by $2.2 million, or 8%, primarily as a result of the Bank's loan growth.
- **The Company's net interest margin as of December 31, 2007 was 5.14% compared to 6.07% for the same period in 2006.** The increase in rates paid for money market deposits and time deposits, coupled with the increase in the average balance on these liabilities were the major contributors toward compressing our net interest margin. The percentage of total average interest-bearing deposits represented by time deposits increased to 44% from 35% from December 31, 2006 to December 31, 2007. The shift in this average deposit mix also contributed to the reduction of the net interest margin in 2007 versus 2006.
- **The provision for loan losses increased 78%.** For the year ended December 31, 2007, the provision for loan losses was $2.350 million, compared to $1.320 million and $2.140 million for the years ended December 31, 2006 and 2005, respectively. The allowance for loan losses as of December 31, 2007, 2006 and 2005 was 1.31%, 1.33% and 1.39%, respectively, of total gross loans net of unearned income. The provision for 2007 and 2006 was in response to loan growth and the level of nonaccrual loans. During 2007, nonaccrual loans increased $6.9 million or 178% when compared to $3.9 million as of December 31, 2006. During 2006, nonaccrual loans increased $2.9 million or 288% when compared to $994,000 as of December 31, 2005.
- **Noninterest income increased by 25% in 2007.** The increase in noninterest income was primarily attributable to the increase in conduit loan referral income of $583,000 or 85% as a result of more referrals during 2007 as compared to the same period in 2006. Gains from the sale of SBA loans increased $75,000 or 20% which resulted from more loans sold during 2007, when compared to 2006. Also as a result of the Company's growth, other miscellaneous income increased by $59,000 or 92% during 2007, when compared to the same period in 2006. In 2006, noninterest income decreased 29%, primarily due to the decrease in gains from the sale of SBA loans of $1.021 million as a result of unanticipated personnel changes in the SBA department, which resulted in a temporary decrease in SBA loans sold during 2006 as compared to the same period in 2005, and the decrease of $288,000 in conduit loan referral income was primarily the result of less income associated with loan referral activity during 2006 as compared to the same period in 2005.

- **Noninterest expense increased by 5% in 2007.** The increase in noninterest expense was primarily due to the increase of $873,000 or 9% in salaries and employee benefits. Staff was increased during 2007 to provide resources in order to maintain satisfactory customer service in growth areas, and to enhance business development activities in certain markets. In 2006, the Company updated and redesigned its Loan Production Commissions and Incentives Policy. As a result, commissions and incentives expense decreased $1.284 million. Also, in 2006, the Company changed its internal credit policy relating to loan origination costs. As a result, in 2006 the Company recorded $2.2 million in deferred loan costs reducing salary expense. These decreases were offset by increases in base salaries of $895,000 and stock option compensation cost of $533,000 due to the adoption of FASB 123R.

Financial condition summary

The Company's total assets were $689.5 million at December 31, 2007, an increase of $138.4 million, or 25%, compared to total assets of $551.1 million at December 31, 2006. The following are important factors in understanding our financial condition:

- **Investment securities available for sale increased by $53.5 million or 74%.** During the third quarter of 2007, the Company entered into a $45.1 million repurchase agreement that included an interest rate floor to mitigate interest rate risk in a declining rate environment. The repurchase agreement was collateralized by the purchase of three federal agency mortgage-backed securities totaling $48.6 million. In addition, obligations of states and local government securities increased $1.4 million as the Company took advantage of relative value in that sector.

- **Net loans increased by $88.4 million or 21% from December 31, 2006.** Strong loan demand in the Company's market areas contributed to the increase in net loans.

- **Interest-bearing deposits increased by $22.5 million or 7% from December 31, 2006.** The increase in interest-bearing deposits was primarily the result of the Company's continued emphasis to attract new customers.

- **Borrowings from Federal Home Loan Bank.** At December 31, 2007 the Company had borrowings from the Federal Home Loan Bank ("FHLB") totaling $64.5 million compared to no borrowings at December 31, 2006. The Company allowed brokered certificates of deposit to run off and replaced with less expensive Federal Home Loan Bank borrowings.

- **Nonperforming assets increased by $11.4 million or 296% from December 31, 2006.** The increase was primarily attributable to the addition of four construction and development loans totaling $10.0 million that were placed on non-accrual status during 2007, partially offset by the payoff of one commercial loan totaling $2.5 million. Loans 90 days past due increased $2.2 million and are primarily attributed to one commercial real estate loan totaling $1.2 million and two commercial loans totaling $956,000. In addition, $2.3 million was transferred to other real estate owned.

- **Stock Repurchase Program.** On September 21, 2007 the Board of Directors of the Company approved a plan to incrementally repurchase up to an aggregate of $3.0 million of the Company's common stock. See item 5 above ("Stock Repurchases").

Results of Operations

The Company earns income from two primary sources. The first is net interest income, which is interest income generated by interest-earning assets less interest expense on interest-bearing liabilities. The second is noninterest income, which primarily consists of customer service fees but also comes from non-customer sources such as loan sales, bank-owned life insurance, and other income. The majority of the Company's noninterest expenses are operating costs that relate to providing a full range of banking services to our customers.

Net Interest Income and Net Interest Margin

The principal component of the Company's earnings is net interest income, which is the difference between the interest and fees earned on loans and investments, and the interest paid on deposits and borrowed funds. When net interest income is expressed as a percentage of average earning assets, the result is the net interest margin. The net interest spread is the yield on average earning assets minus the average cost of interest-bearing deposits and borrowed funds. The Company's net interest income, interest spread, and net interest margin are sensitive to general business and economic conditions. These conditions include short-term and long-term interest rates, inflation, monetary supply, and the strength of the economy, and the local economies in which the Company conducts business.

The net interest margin measures net interest income as a percentage of average earning assets. The net interest margin can be affected by changes in the yield on earning assets and the cost of interest-bearing liabilities, as well as changes in the level of interest-bearing liabilities in proportion to earning assets. The net interest margin can also be affected by changes in the mix of earning assets as well as the mix of interest-bearing liabilities.

2007 compared to 2006 analysis. The Company's net interest margin for the year ended December 31, 2007 was 5.14% compared to 6.07% for the same period in 2006. The increase in rates paid for money market deposits and time deposits, coupled with the fact that these categories increased as a percentage of total deposits were the major contributors toward compressing our net interest margin. The percentage of total average interest-bearing deposits represented by time deposits increased to 44% from 35% from December 31, 2006 to December 31, 2007. The shift in this average deposit mix also contributed to the reduction of the net interest margin in 2007 when compared to 2006.

For the year ended December 31, 2007, total interest-earning assets averaged $577.8 million, which represented an increase of $111.5 million or 24%, as compared to $466.3 million for the same period in 2006. This increase is primarily attributable to the increase in loans as a result of loan demand, coupled with the purchase of a $30 million FNMA U.S. agency security that settled during September of 2006 and the purchase of three federal agency mortgage-backed securities totaling $48.6 million that settled during July of 2007. Total interest-bearing deposits and other interest-bearing liabilities averaged $452.8 million, which represented an increase of $104.5 million or 30%, as compared to $348.3 million for the same period in 2006. This increase is primarily attributable to the increase in money market and time deposits, coupled with the increase of $40.3 million in the average balance of repurchase agreements.

The Company reported total interest income of $49.2 million for the year ended December 31, 2007, which represented an increase of $8.4 million or 21%, over total interest income of $40.8 million for the same period in 2006. The increase for the year ended December 31, 2007, when compared to the same period in 2006 is primarily the result of increases in interest and fees on loans of approximately $5.6 million that resulted from an increase of $60.5 million in average loans, coupled with the increase of $2.9 million in interest income on taxable investments that resulted in part from the addition of the $45.1 million in federal agency mortgage backed securities that settled during the third quarter of 2007.

The Company reported total interest expense of $19.5 million for the year ended December 31, 2007, which represented an increase of $7.1 million or 57%, over total interest expense of $12.4 million for the same period in 2006. The increase is primarily attributable to an increase in the average balance of time deposits, coupled with the increase in the average balance of repurchase agreements and Federal Home Loan Bank borrowings.

For the year ended December 31, 2007, net interest income before provision for loan losses was $29.7 million, which represented an increase of $1.4 million or 5%, over net interest income before provision for loan losses of $28.3 million for the same period in 2006. The increase in net interest income for the year ended 2007 as compared to 2006 was primarily due to the increase in average total loans.

2006 compared to 2005 analysis. The Company's net interest margin as of December 31, 2006 was 6.07% compared to 6.69% for the same period in 2005. The increase in rates paid for money market deposits, time deposits and the addition of our repurchase agreement, coupled with the increase in the average balance on these liabilities, were the major contributors toward compressing our net interest margin. Loan fee income decreased in 2006 a result of the change in the Company's internal credit policy relating to loan origination cost. The decrease in loan fees also contributed to the reduction in the net interest margin. The reduction in loan fees was offset by a reduction in salary expense. See "Noninterest Expense" below. From December 31, 2005 to December 31, 2006 the percentage of total average deposits represented by money market deposits increased to 37% from 29%. The shift in this average deposit mix also contributed to the reduction of the net interest margin in 2006 versus 2005.

For the year ended December 31, 2006, total interest-earning assets averaged $466.3 million, which represented an increase of $75.8 million or 19%, as compared to $390.5 million for the same period in 2005. This increase was primarily attributable to the increase in loans as a result of our strong business climate and loan demand, coupled with an increase in federal funds sold as a result of the Company's improved liquidity position. Total interest-bearing deposits and other interest-bearing liabilities averaged $348.3 million, which represented an increase of $69.4 million or 25%, as compared to $278.9 million for the same period in 2005. This increase is primarily attributable to the increase in money market deposit and time deposit accounts. There were no Federal Home Loan Bank borrowings outstanding during 2006 compared to an average of $22.3 million for the year ended December 31, 2005.

The Company reported total interest income of $40.7 million for the year ended December 31, 2006, which represented an increase of $7.5 million or 23%, over total interest income of $33.2 million for the same period in 2005. The increase is primarily the result of increases in interest and fees on loans of approximately $6.0 million that resulted from an increase of $49.2 million in average loans as of December 31, 2006, as compared to the same period in 2005.

The Company reported total interest expense of $12.4 million for the year ended December 31, 2006, which represented an increase of $5.4 million or 76%, over total interest expense of $7.0 million for the same period in 2005. This increase is primarily attributable to an increase in the average balance of money market deposit and time deposit accounts.

For the year ended December 31, 2006, net interest income before provision for loan losses was $28.3 million, which represented an increase of $2.2 million or 8%, over net interest income before provision for loan losses of $26.1 million for the same period in 2005. The increase in net interest income for the year ended December 31, 2006 as compared to 2005 was primarily due to the increase in average total loans.

The following table shows the Company's average balances of earning assets, and interest-bearing liabilities; the amount of interest income and interest expense; the average yield or rate for each category of interest-earning assets and interest-bearing liabilities; and the net interest income and the net interest margin for the periods indicated:

Distribution, Rate and Yield Analysis of Net Interest Income

	For the Years Ended December 31,								
	2007			2006			2005		
	Average Balance	Interest Income/ Expense	Average Rate/ Yield	Average Balance	Interest Income/ Expense	Average Rate/ Yield	Average Balance	Interest Income/ Expense	Average Rate/ Yield
	(Dollars in Thousands)								
Interest-earning Assets:									
Federal funds sold	$ 6,511	$ 334	5.13%	$ 20,579	$ 1,010	4.91%	$ 9,659	$ 350	3.62%
Interest-bearing deposits in financial institutions	2,271	116	5.11%	2,578	125	4.85%	2,893	134	4.63%
Investment securities:									
Taxable[11]	73,121	4,050	5.54%	22,264	1,148	5.16%	11,853	450	3.80%
Non-taxable	23,929	1,009	4.22%	9,429	395	4.19%	3,859	165	4.28%
Total investments	105,832	5,509	5.21%	54,850	2,678	4.88%	28,264	1,099	3.89%
Loans[12]	471,926	43,670	9.25%	411,415	38,065	9.25%	362,231	32,097	8.86%
Total interest-earning assets	$577,758	$49,179	8.51%	$466,265	$40,743	8.74%	$390,495	$33,196	8.50%
Interest-bearing Liabilities:									
Interest-bearing deposits									
Interest-bearing demand deposits	$ 19,375	$ 62	0.32%	$ 26,468	$ 94	0.36%	$ 21,400	$ 56	0.26%
Money market deposits	175,728	6,767	3.85%	158,763	5,451	3.43%	99,052	2,228	2.25%
Savings deposits	12,804	101	0.79%	21,196	223	1.05%	24,655	188	0.76%
Time deposits $100,000 or greater	90,182	4,305	4.77%	58,490	2,458	4.20%	58,537	1,852	3.16%
Other time deposits	75,109	3,476	4.63%	55,880	2,209	3.95%	37,787	1,089	2.88%
Total interest-bearing deposits	373,198	14,711	3.94%	320,797	10,435	3.25%	241,431	5,413	2.24%
FHLB borrowings	13,221	625	4.73%	—	—	0.00%	22,255	649	2.92%
Federal funds purchased	1,403	71	5.06%	9	—	0.00%	708	19	2.68%
Repurchase agreement	49,528	2,901	5.86%	9,205	546	5.93%	—	—	0.00%
Subordinated notes payable to subsidiary Trust	15,409	1,199	7.78%	18,306	1,443	7.88%	14,492	975	6.73%
Total interest-bearing liabilities	$452,759	$19,507	4.31%	$348,317	$12,424	3.57%	$278,886	$ 7,056	2.53%
Net interest income		$29,672			$28,319			$26,140	
Net interest margin[13]			5.14%			6.07%			6.69%

11 Yields on securities have not been adjusted to a tax equivalent basis because the impact is not material.

12 Loans are gross, which excludes the allowance for loan losses, and net of deferred fees. Nonaccrual loans are included in the table for computation purposes, but the foregone interest of such loans is excluded. Loan fees were approximately $1.9 million; $2.2 million and $4.1 million for the years ended December 31, 2007, 2006 and 2005, respectively.

13 Net interest income as a percentage of average interest-earning assets.

The following table shows a rate and volume analysis for changes in interest income, interest expense, and net interest income for the periods indicated.

Rate/Volume Analysis of Net Interest Income

	Year Ended December 31, 2007 vs. 2006			Year Ended December 31, 2006 vs. 2005		
	Increases (Decreases) Due to			Increases (Decreases) Due to		
	Volume	Rate	Total	Volume	Rate	Total
	(Dollars in Thousands)					
Increase (Decrease) in Interest Income:						
Federal funds sold	$ (690)	$ 14	$ (676)	$ 396	$ 264	$ 660
Interest-bearing deposits						
in financial institutions	(15)	6	(9)	(15)	6	(9)
Investment securities:[14]						
Taxable	2,622	280	2,902	395	303	698
Non-taxable	607	7	614	238	(8)	230
Loans[15]	5,599	6	5,605	4,358	1,610	5,968
Total	$8,123	$ 313	$8,436	$5,372	$ 2,175	$7,547
Increase (Decrease) in Interest Expense:						
Interest-bearing demand deposits	$ (25)	$ (7)	$ (32)	$ 13	$ 25	$ 38
Money market deposits	582	734	1,316	1,343	1,880	3,223
Savings deposits	(88)	(34)	(122)	(26)	61	35
Time deposits $100,000 or greater	1,332	515	1,847	(1)	607	606
Other time deposits	760	507	1,267	521	599	1,120
FHLB borrowings	—	625	625	(649)	—	(649)
Federal funds purchased	—	71	71	(19)	—	(19)
Repurchase agreement	2,392	(37)	2,355	—	546	546
Subordinated notes payable to subsidiary trusts	(228)	(16)	(244)	257	211	468
Total	$4,725	$ 2,358	$7,083	$1,487	$ 3,881	$5,368
Total change in net interest income	$3,398	$(2,045)	$1,353	$3,885	$(1,688)	$2,179

14 Yields on securities have not been adjusted to a tax equivalent basis because the impact is not material.

15 Loans are gross, which excludes the allowance for loan losses, and net of deferred fees. Nonaccrual loans are included in the table for computation purposes, but the foregone interest on such loans is excluded.

Provision for Loan Losses

Credit risk is inherent in the business of making loans. The Company sets aside an allowance or reserve for loan losses through charges to earnings, which are shown in the income statement as the provision for loan losses. Specifically identifiable and quantifiable losses are immediately charged off against the allowance. The loan loss provision is determined by conducting a monthly evaluation of the adequacy of the Company's allowance for loan losses, and charging the shortfall, if any, to the current month's expense. This has the effect of creating variability in the amount and frequency of charges to the Company's earnings.

For the year ended December 31, 2007, the provision for loan losses was $2.350 million, compared to $1.320 million and $2.140 million for 2006 and 2005, respectively. The allowance for loan losses to total gross loans less unearned income as of December 31, 2007 was 1.31%. The provision for 2007 and 2006 was in response to loan growth and the level of nonaccrual loans. During 2007, nonaccrual loans increased $6.9 million or 178% when compared to $3.9 million as of December 31, 2006. During 2006, nonaccrual loans increased $2.9 million or 288% when compared to $994,000 as of December 31, 2005. For a more detailed discussion on nonaccrual loans see "Nonperforming Assets" below.

Our analysis of the allowance for loan losses showed these amounts to be adequate given the risk of the loan portfolio. The procedures for monitoring the adequacy of the allowance, as well as detailed information concerning the allowance itself, are included below under "Allowance for Loan Losses".

Noninterest Income

Noninterest income for the Company includes customer service fees, gains from sale of loans, increases in the cash surrender value of life insurance policies, broker fee income, conduit loan referral income and other miscellaneous income. The revenue from conduit loan referral income is referral or brokerage fee income. The loans are never recorded on the Company's books; therefore, the recognized income is not recorded as gain on the sale of loans. The loans are packaged and referred to other lenders. The Company recognizes noninterest income as a result of the referral.

2007 compared to 2006 analysis. Noninterest income totaled $4.2 million for the year ended December 31, 2007. This represented an increase of $837,000 or 25% when compared to $3.4 million for the same period in 2006.

The increase in noninterest income was primarily attributable to the increase in conduit loan referral income of $583,000 or 85% as a result of more referrals during 2007 as compared to the same period in 2006. Gains from the sale of SBA loans increased $75,000 or 20% which resulted from more loans sold during 2007, when compared to 2006. Also as a result of the Company's growth, other miscellaneous income increased by $59,000 or 92% during 2007, when compared to the same period in 2006.

For the year ended December 31, 2007 as compared to 2006, noninterest income as an annualized percentage of average earning decreased to 0.73% from 0.75%.

2006 compared to 2005 analysis. Noninterest income totaled $3.371 million for the year ended December 31, 2006. This represented a decrease of $1.360 million, or 29% when compared to $4.731 million for the same period in 2005.

The decrease in noninterest income was attributable to the decrease in gains from the sale of SBA loans of $1.021 million as a result of unanticipated personnel changes in the SBA department, which resulted in a temporary decrease in SBA loans sold during 2006 as compared to the same period in 2005. The decrease of $288,000 in conduit loan referral income was primarily the result of less income associated with loan referral volume during 2006 as compared to the same period in 2005.

For the year ended December 31, 2006 as compared to 2005, noninterest income as a percentage of average earning assets decreased to 0.75% from 1.21% primarily due to the decreases in gains from sale of loans and conduit loan referral income discussed above.

The following table sets forth the various components of the Company's noninterest income for the periods indicated:

Noninterest Income

	For the Years Ended December 31,					
	2007		2006		2005	
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
			(Dollars in Thousands)			
Customer service fees	$1,736	41.26%	$1,691	50.17%	$1,651	34.88%
Gains from sale of loans	448	10.65%	373	11.06%	1,394	29.47%
Increase in cash surrender value of life insurance	506	12.02%	448	13.29%	269	5.69%
Broker fee income	128	3.04%	111	3.29%	226	4.78%
Conduit loan referral income	1,267	30.11%	684	20.29%	972	20.55%
Other income	123	2.92%	64	1.90%	219	4.63%
Total noninterest income	$4,208	100.00%	$3,371	100.00%	$4,731	100.00%
Noninterest income as a percentage of average earning assets		0.73%		0.75%		1.21%

Noninterest Expense

Noninterest expense for the Company includes salaries and employee benefits, net occupancy and equipment expense, marketing expense, data processing and professional fees, and other operating expenses.

2007 compared to 2006 analysis. Noninterest expense totaled $18.9 million for the year ended December 31, 2007. This represented an increase of $833,000 or 5% when compared to $18.1 million for the same period in 2006. The increase in noninterest expense was primarily due to the increase of $873,000 or 9% in salaries and employee benefits. Staff was increased during 2007 to provide resources in order to maintain satisfactory customer service in growth areas, and to enhance business development activities in certain markets.

For the year ended December 31, 2007 as compared to 2006, noninterest expense as an annualized percentage of average earning assets decreased to 3.28% from 4.03%. This decrease is reflective of Management's continuing efforts to control overhead expenses and improve operating efficiency.

2006 compared to 2005 analysis. Noninterest expense totaled $18.107 million for the year ended December 31, 2006. This represented a decrease of $2.281 million, or 11% when compared to $20.388 million for the same period in 2005. The decrease in noninterest expense was primarily due to decreases of $1.748 million and $278,000 in salaries and employee benefits and marketing and advertising, respectively.

During the first quarter of 2006, the Company updated and redesigned its Loan Production Commissions and Incentives Policy. As a result, commissions and incentives expense decreased $1.284 million. This decline was expected due to this Policy change. Also, during the first quarter of 2006, the Company changed its internal credit policy relating to loan origination cost. As a result, in 2006 the Company recorded $2.2 million in deferred loan costs reducing salary expense. The decline was expected due to this Policy change. These decreases were offset by increases in base salaries of $895,000 and stock option compensation cost of $533,000 due to the adoption of FASB 123R. In 2005, the Company launched a money market campaign by print advertising targeting our market areas. In 2006 advertising expenses related to this campaign decreased significantly. This is the primary reason for the $278,000 decrease in marketing and advertising expense.

For the year ended December 31, 2006 as compared to 2005, noninterest expense as a percentage of average earning assets decreased to 4.03% from 5.22%. This decrease is reflective of Management's continuing efforts to control overhead expenses.

While some level of expense increase is expected in the normal course of business, we are focused on controlling overhead expenses where possible. Improvement is evident in the Company's efficiency ratio, which dropped to 55.05% in 2007 from 56.77% in 2006 and 65.86% for 2005.

The following table sets forth the breakdown of noninterest expense for the periods indicated:

Noninterest Expense

	For the Years Ended December 31,					
	2007		2006		2005	
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
	(Dollars in Thousands)					
Salaries, wages and employee benefits	$10,570	55.81%	$ 9,697	53.55%	$11,445	56.14%
Net occupancy expense	2,298	12.13%	2,216	12.24%	2,051	10.06%
Marketing and advertising	966	5.10%	1,234	6.82%	1,512	7.42%
Data processing fees	1,087	5.74%	837	4.62%	1,056	5.18%
Professional fees	819	4.32%	1,081	5.97%	1,114	5.46%
Postage, telephone, supplies	539	2.85%	557	3.08%	594	2.91%
Directors' fees	215	1.14%	220	1.21%	239	1.17%
Other operating expense	2,446	12.91%	2,265	12.51%	2,377	11.66%
Total other expenses	$18,940	100.00%	$18,107	100.00%	$20,388	100.00%
Noninterest expense as a percentage of average earning assets		3.28%		4.03%		5.22%
Efficiency ratio		55.05%		56.77%		65.86%

Income Taxes

In 2007 the Company's provision for federal and state income taxes was $4.7 million, while the provision was $4.8 million and $3.3 million for 2006 and 2005, respectively. This equates to 39.3% of income before taxes in 2007, 39.4% in 2006, and 39.1% in 2005. The amount of the tax provision is determined by applying the Company's statutory income tax rates to pre-tax book income, adjusted for permanent differences between pre-tax book income and actual taxable income. Such permanent differences include but are not limited to tax-exempt interest income, increases in the cash surrender value of bank-owned life insurance, compensation expense on incentive stock options and certain other expenses that are not allowed as tax deductions, and tax credits.

Financial Condition

A comparison between the summary year-end balance sheets for 2003 through 2007 was presented previously in the table of Selected Financial Data (see Item 6 above). As indicated in that table, the Company's total assets, loans, and shareholders' equity have grown each year for the past four years. In 2007 total assets increased $138.4 million, or 25%, due primarily to the increase in available for sale investment securities and loan growth. Total assets were $689.5 million and $551.1 million at December 31, 2007 and 2006, respectively. The major components of the Company's balance sheet are individually analyzed below, along with off-balance sheet information.

Loans

Total gross loans were $522.2 million at December 31, 2007, compared to $433.3 million and $388.5 million at December 31, 2006 and 2005, respectively. Total gross loans less unearned income represented 76% of total assets at December 31, 2007, compared to 78% and 85% of total assets at December 31, 2006 and 2005, respectively.

2007 compared to 2006 analysis. Total gross loans increased by $88.9 million, or 21% during 2007. Real estate loans, which includes construction and development loans increased $68.5 million or 27% during 2007 and represented approximately 77% of the total loan growth of $88.9 million. Due to the current environment, it is anticipated that the Company will not experience its historical growth in construction and development loans. Commercial loans increased $15.7 million or 9% during 2007 due to the continued success of our business development efforts in and around the marketplaces the Company serves.

2006 compared to 2005 analysis. Total gross loans increased by $44.8 million, or 12% during 2006. Real estate loans, which includes construction and development loans increased $28.8 million or 13% during 2006 and represented approximately 64% of the total loan growth of $44.8 million. Commercial loans increased $14.6 million or 10% during 2006.

Loans Held For Sale

The Company actively generates SBA loans as part of its primary operating activity of making loans. The guaranteed portion of each individual loan is sold on the secondary market simultaneously with the booking, and therefore the Company has no inventory "held for sale," unlike some institutions that warehouse loans to sell as "pools." The Company retains the unguaranteed portion of the SBA loans. The total gain on sale of loans was $448,000 or 0.84% of total interest and noninterest income as of December 31, 2007 and $373,000 or 0.85% of total interest and noninterest income as of December 31, 2006.

Loans held for sale are sold with servicing rights retained by the Bank. To calculate the gain on sale of a loan, the Bank's investment in the loan is allocated among the retained portion of the loan, the servicing asset, the interest-only strip and the sold portion of the loan, based on the relative fair market value of each portion. The gain on the sold portion of the loan is recognized at the time of sale based on the difference between the sale proceeds and the allocated investment. As a result of the relative fair value allocation, the carrying value of the retained portion of the loan is discounted, with the discount accreted to interest income over the life of the loan. The portion of the loan servicing fee in excess of estimated servicing costs gives rise to a servicing asset that is amortized over an estimated life using a method approximating the interest method. In the event future prepayments exceed Management's estimates and future expected cash flows are inadequate to cover the unamortized servicing asset, additional amortization would be recognized. The portion of the loan servicing fees in excess of the contractual servicing fee gives rise to an interest-only (I/0) strip, which is amortized over the life of the sold loan.

The following table sets forth the composition of the Company's loan portfolio as of the dates indicated:

Loan Portfolio Composition

	As of December 31,									
	2007		2006		2005		2004		2003	
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
	(Dollars in Thousands)									
Real estate loans:										
Construction and development	$240,550	46.06%	$174,040	40.16%	$137,292	35.34%	$124,309	39.62%	$ 70,654	36.94%
Residential loans	2,505	0.48%	3,063	0.71%	3,440	0.89%	3,650	1.16%	6,169	3.23%
Commercial and multi-family	79,820	15.29%	77,245	17.83%	84,813	21.83%	77,316	24.64%	64,260	33.60%
Commercial loans	181,426	34.75%	165,765	38.26%	151,207	38.91%	102,582	32.71%	42,009	21.94%
Consumer loans	8,556	1.64%	4,764	1.10%	2,784	0.72%	1,107	0.35%	2,035	1.06%
Equity lines of credit	7,111	1.36%	6,762	1.56%	7,644	1.97%	3,475	1.11%	4,088	2.14%
Credit card and other loans	2,191	0.42%	1,652	0.38%	1,304	0.34%	1,284	0.41%	2,063	1.09%
Total gross loans	$522,159	100.00%	$433,291	100.00%	$388,484	100.00%	$313,723	100.00%	$191,278	100.00%
Less:										
Unearned income	(710)		(1,350)		(1,955)		(1,556)		(948)	
Allowance for loan losses	(6,805)		(5,741)		(5,376)		(4,137)		(2,108)	
Total net loans	$514,644		$426,200		$381,153		$308,030		$188,222	

Loan Interest Rate Sensitivity. The following table provides the maturity distribution and repricing intervals of the Company's outstanding loans at the date indicated. In addition, the table provides the distribution of such loans between those with variable or (floating) interest rates and those with predetermined or (fixed) interest rates. Floating rate loans are classified according to re-pricing opportunities or rate sensitivity. Fixed rate loans are based on contractual maturities although the borrowers have the ability to prepay the loans.

Loans Repricing or Maturing[16]

	As of December 31, 2007			
	Within One Year	After One But Within Five Years	After Five Years	Total
	(Dollars in Thousands)			
Real estate loans:				
Construction and development	$229,384	$ 11,140	$ 26	$240,550
Residential loans	1,276	27	1,202	2,505
Commercial and multi-family	14,305	29,670	35,845	79,820
Commercial loans	109,314	60,436	11,676	181,426
Consumer loans	8,065	438	53	8,556
Equity lines of credit	6,861	—	250	7,111
Credit card and other loans	2,191	—	—	2,191
Total loans	$371,396	$101,711	$49,052	$522,159
Loans with predetermined (fixed) interest rates	$204,644	$ 48,130	$47,871	$300,645
Loans with variable (floating) interest rates	$166,752	$ 53,581	$ 1,181	$221,514

16 Loan amounts are shown before deferred loan fees and before the allowance for loan losses.

For a comprehensive discussion of the Company's liquidity position, re-pricing characteristics of the balance sheet, and sensitivity to changes in interest rates, see the "Liquidity and Market Risk Management" section.

Off-Balance Sheet Arrangements

During the ordinary course of business, the Company will provide various forms of credit lines to meet the financing needs of its customers. Commitments to extend credit are agreements to lend to customers, provided there is no violation of any conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Commitments are generally variable rate, and many of these commitments are expected to expire without being drawn upon. As such, the total commitment amounts do not necessarily represent future cash requirements. The Company's exposure to credit losses is represented by the contractual amount of these commitments. The Company uses the same credit underwriting policies in granting or accepting such commitments as it does for on-balance-sheet instruments, which consist of evaluating customers' creditworthiness individually.

Standby letters of credit written are conditional commitments issued by the Company to guarantee the financial performance of a customer to a third party. Those guarantees are primarily issued to support private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. When deemed necessary, the Company holds appropriate collateral supporting those commitments. Management does not anticipate any material losses as a result of these transactions.

Total unused commitments to extend credit were $200.2 million at December 31, 2007 and $226.3 million at December 31, 2006, representing 38% and 52% of outstanding gross loans at December 31, 2007 and 2006, respectively. The Company's standby letters of credit were $10.2 million and $3.2 million at December 31, 2007 and 2006, respectively.

The effects on the Company's revenues, expenses, cash flows and liquidity from the unused portions of the commitments to provide credit cannot be reasonably predicted, because there is no guarantee that the lines of credit or standby letters of credit will ever be used.

For more information regarding the Company's off-balance sheet arrangements, see Note 13 to the financial statements in Item 8 herein.

Nonperforming Assets

Nonperforming assets include loans for which interest is no longer accruing, loans 90 or more days past due and still accruing, restructured loans and other real estate owned.

The Company's policy is to recognize interest income on an accrual basis unless the full collectibility of principal and interest is uncertain. Loans that are delinquent 90 days or more, unless well secured and in the process of collection, are placed on nonaccrual status and on a cash basis, and previously accrued but uncollected interest is reversed against current income. Thereafter, income is recognized only as it is collected in cash. Collectibility is determined by considering the borrower's financial condition, cash flow, quality of management, the existence of collateral or guarantees and the state of the local economy. The Company establishes a plan with each borrower that falls into nonaccrual status that is based on receiving payments, however, it is uncertain whether such a plan will prove to be successful.

December 31, 2006 to December 31, 2007 analysis. Nonperforming assets at December 31, 2007 increased $11.4 million or 296% to $15.3 million, from $3.9 million at December 31, 2006, and represented 2.92% and 0.89% of total gross loans and other real estate owned, respectively. The increase was primarily attributable to the addition of four construction and development loans totaling $10.0 million that were placed on non-accrual status during 2007, partially offset by the payoff of one commercial loan totaling $2.5 million.

Of the $10.0 million addition in construction and development loans, $3.5 million represents a 28 single family tract. A notice of sale has been filed on the project with an anticipated sale date in February 2008. $2.5 million represents a 6 single family tract and a notice of default has been filed on the project. Another $2.5 million represents 17 single family homes of a 92 lot tract, and $1.5 million represents 5 single family homes of a 14 lot tract. As market conditions change, the Company obtains current appraisals and adjusts the value of the loans as needed. As of December 31, 2007 the current market values on these projects support the recorded values of the loans.

Loans 90 days past due increased $2.2 million and are primarily attributed to one commercial real estate loan totaling $1.2 million and two commercial loans totaling $956,000.

Other real estate owned is recorded at the fair value of the property at the time of acquisition. Fair value is based on current appraisals less estimated selling costs. The excess of the recorded loan balance over the estimated fair value of the property at the time of acquisition is charged to the allowance for loan losses. Any subsequent write downs are charged to noninterest expense and recognized as a valuation allowance. Subsequent increases in the fair value of the asset less selling costs reduce the valuation allowance, but not below zero, and are credited to noninterest expense. Operating expenses of such properties and gains and losses on their disposition are included in noninterest income and expense.

In February 2007, the Company acquired through foreclosure the underlying real property collateralizing a commercial loan of $617,000. To acquire the property, the Company assumed senior debt of approximately $769,000. The transaction resulted in the Company charging off $446,000 against the allowance for loan losses that represented the difference between the total debt outstanding on the property less its fair value net of selling cost.

In August 2007, the Company acquired through foreclosure the underlying real property collateralizing a construction and development loan of $139,000. To acquire the property, the Company capitalized $7,000 in costs associated with the acquisition, however, there was no charge against the allowance for loan losses.

In October 2007, the Company acquired through foreclosure the underlying real property collateralizing a construction and development loan of $1.2 million. To acquire the property, the Company capitalized $77,000 in costs associated with the acquisition, however, there was no charge against the allowance for loan losses.

December 31, 2005 to December 31, 2006 analysis. Nonaccrual loans at December 31, 2006 increased $2.9 million or 288% to $3.9 million, from $994,000 at December 31, 2005, and represented 0.89% and 0.26% of total gross loans, respectively. The increase was primarily attributable to the addition of five commercial loans totaling $3.5 million, of which $2.5 million was attributed to one commercial loan. There was also an addition of one residential real estate loan totaling $18,000. The additions were partially offset by the payoff of three commercial loans totaling $330,000. There were two commercial loans charged-off totaling $119,000 and three commercial loans with principal paydowns totaling $174,000. At December 31, 2006 the Company had no other real estate owned and no loans 90 days or more past due and still accruing.

The following table provides information with respect to the components of the Company's nonperforming assets as of the dates indicated:

Nonperforming Assets

	As of December 31,				
	2007	2006	2005	2004	2003
	(Dollars in Thousands)				
Nonaccrual loans:[17]					
Real estate loans:					
Construction and development	$ 9,994	$ —	$ —	$ —	$ 69
Residential loans	—	18	—	—	—
Commercial and multi-family	—	—	—	—	353
Commercial loans	736	3,840	994	125	175
Consumer loans	—	—	—	—	8
Equity lines of credit	—	—	—	—	—
Credit card and other loans	—	—	—	—	16
Total nonaccrual loans	10,730	3,858	994	125	621
Loans 90 days or more past due (as to principal or interest) and still accruing:					
Real estate loans:					
Construction and development	—	—	—	—	—
Residential loans	—	—	—	—	—
Commercial and multi-family	1,223	—	—	—	—
Commercial loans	979	—	—	—	—
Consumer loans	—	—	—	—	—
Equity lines of credit	—	—	—	—	—
Credit card and other loans	18	—	—	—	—
Total loans 90 days or more past due And still accruing	2,220	—	—	—	—
Restructured loans	—	—	—	—	—
Total nonperforming loans	12,950	3,858	994	125	621
Other real estate owned	2,343	—	—	—	—
Total nonperforming assets	$15,293	$ 3,858	$ 994	$ 125	$ 621
Nonperforming loans as a percentage of total gross loans[18]	2.48%	0.89%	0.26%	0.04%	0.33%
Nonperforming assets as a percentage of total loans and other real estate owned	2.92%	0.89%	0.26%	0.04%	0.33%
Allowance for loan losses to nonperforming loans	52.55%	148.81%	540.85%	3,309.60%	339.45%
Allowance for loan losses	$ 6,805	$ 5,741	$ 5,376	$ 4,137	$ 2,108

17 Additional interest income of approximately $840,000 would have been recorded for the year ended December 31, 2007 if these loans had been paid or accrued in accordance with their original terms and had been outstanding throughout the applicable period then ended.

18 Total loans are gross loans less unearned income.

Allowance For Loan Losses

Arriving at an appropriate level of an allowance for loan losses involves a high degree of judgment. Our allowance for loan losses provides for probable losses based upon an evaluation of known and inherent risks in the loan portfolio. The determination of the balance in the allowance for loan losses is based on an analysis of the loans receivable portfolio using a systematic methodology that reflects an amount that, in our judgment, is adequate to provide for probable loan losses inherent in the portfolio.

The allowance for loan losses totaled $6.8 million at December 31, 2007 compared to $5.7 million and $5.4 million at December 31, 2006 and 2005, respectively and as a percentage of total loans outstanding was 1.31%, 1.33% and 1.39%, respectively. The process for monitoring the adequacy of the allowance, as well as supporting documentation regarding the allowance follows.

In originating loans, the Company recognizes that credit losses will be experienced and that the risk of loss will vary with the type of loan being made and a number of other factors, including collateral and the creditworthiness of the borrower over the term of the loan. It is Management's policy to maintain an adequate allowance for loan losses based on a number of factors, including the Company's loan loss experience, economic conditions, and regular reviews of delinquencies and loan portfolio quality.

The Company establishes an Allowance for Loan Losses ("ALL") through charges to earnings based on Management's evaluation of the loan portfolio and a number of other criteria. If warranted, the allowance may be increased by regular provisions in order to maintain a proper relationship to the aggregate funded and unfunded loan portfolio. The provision may be influenced by the amount of charge-offs and/or recoveries. The adequacy of the ALL is determined by a number of factors that are included in the Company's ALL methodology.

Two primary forms of analysis are used as tools to determine the adequacy of the ALL. The *Portfolio Risk Analysis* takes into consideration key components of the aggregate loan portfolio and selected risk weight factors are used based on the perceived risk associated with each loan category. Heavier weight factors are assigned to delinquent loans and adversely risk rated loans. Adversely classified loans (loans rated special mention, substandard and doubtful) are assessed for the proper amount to be used in determining the adequacy of the ALL. The other categories have formulae used to determine the needed allowance amount. Special circumstances are identified and a selected risk factor prescribed to allocate an appropriate portion of the reserve to mitigate that specific risk. For example, because of the high concentration of construction loans, a *construction concentration risk* has been established as one of the components of the ALL methodology.

Another analytical tool used is a *Migration Analysis*. This tool tracks loan losses and recoveries over reasonable time horizons to determine a level of ALL based on historical loss history by loan category. This methodology is structured such that the amount allocated to the reserve is based on analysis of historical losses or other risk weight factors consistent with those utilized in the *Portfolio Risk Analysis*. This approach attempts to prevent an unreasonably low reserve level in the event actual loan loss history is low.

Other factors considered in the ALL methodology include the following: quality and scope of lending policies and procedures, national and local economic conditions, peer bank data, concentration or other special circumstances, and overall quality of the loan portfolio, determined by quality of underwriting, level of loan delinquencies, non-accrual loans, and non-performing loans. An important indicator is the risk rating quality of the aggregate loan portfolio. The Company conducts semi-annual risk rating certifications in order to maintain the integrity of the risk rating process. The risk ratings are stratified by loan type and according to risk rating.

The aggregate loan portfolio risk ratings were stratified as follows for the period indicated:

	Pass/ Homogeneous:	Special Mention:	Substandard:	Doubtful:	Loss:	Total:
December 31, 2007	87.90%	10.41%	1.69%	0.00%	0.00%	100.00%

For the years ended December 31, 2007, 2006 and 2005, the Company had net charge-offs of $1.286 million, $955,000 and $901,000, respectively. Implicit in lending activity is the risk that losses will occur and that the amount of such loss will vary over time. In many cases Management exercises considerable judgment in determining the timing of the recognition of inherent losses with the objective to present a realistic presentation of the quality of the loan portfolio.

Except for nonperforming assets and impaired loans, Management is not aware of any loans as of December 31, 2007 for which known credit problems of the borrower would cause serious doubt as to the ability of such borrowers to comply with their present loan repayment terms. Management cannot, however, predict the extent to which the deterioration in general economic conditions, real estate values, increase in general rates of interest, changing financial conditions or business of a borrower may adversely affect a borrower's ability to repay. The ratio of the allowance for loan losses to total loans was determined by Management to be adequate at December 31, 2007, 2006 and 2005.

The following table summarizes the activity in the Company's allowance for loan losses for the periods indicated:

Allowance for Loan Losses

	Years Ended December 31,				
	2007	2006	2005	2004	2003
	(Dollars in Thousands)				
Balances:					
Average total loans outstanding during period	$471,926	$411,415	$362,231	$ 257,005	$161,207
Total loans outstanding at end of period, net of unearned income	$521,449	$431,941	$386,529	$ 312,167	$190,330
Allowance for Loan Losses:					
Balance at beginning of period	$ 5,741	$ 5,376	$ 4,137	$ 2,108	$ 1,772
Charge-offs:					
Real estate loans:					
Construction and development	725	—	—	—	—
Residential loans	—	—	—	—	—
Commercial and multi-family	—	375	—	—	—
Commercial loans	1,007	688	996	121	217
Consumer loans	8	—	2	14	2
Equity lines of credit	—	55	—	—	—
Credit card and other loans	2	5	10	20	2
Total charge-offs	1,742	1,123	1,008	155	221
Recoveries:					
Real estate loans:					
Construction and development	—	—	—	—	—
Residential loans	2	2	2	2	23
Commercial and multi-family	—	—	—	—	—
Commercial loans	454	163	105	79	140
Consumer loans	—	3	—	4	34
Equity lines of credit	—	—	—	—	—
Credit card and other loans	—	—	—	1	—
Total recoveries	456	168	107	86	197
Net charge-offs	(1,286)	(955)	(901)	(69)	(24)
Provision charged to operations	2,350	1,320	2,140	2,098	360
Allowance for loan losses balance, end of period	$ 6,805	$ 5,741	$ 5,376	$ 4,137	$ 2,108
Ratios:[19]					
Net loan charge-offs to average total loans	0.27%	0.23%	0.25%	0.03%	0.01%
Allowance for loan losses to average total loans	1.44%	1.40%	1.48%	1.61%	1.31%
Allowance for loan losses to total loans at end of period	1.31%	1.33%	1.39%	1.33%	1.11%
Allowance for loan losses to total nonperforming loans	52.55%	148.81%	540.85%	3,309.60%	339.45%
Net loan (charge-offs) recoveries to allowance for loan losses at end of period	(18.90)%	(16.63)%	(16.76)%	(1.67)%	(1.14)%
Net loan (charge-offs) recoveries to provision for loan losses	(54.72)%	(72.35)%	(42.10)%	(3.29)%	(6.67)%

19 Total loans are gross loans less unearned income.

Allocation of Allowance for Loan Losses

The following table provides a breakdown of the allowance for loan losses by category as of the dates indicated. The allocation presented should not be interpreted as an indication that charges to the allowance for loan losses will be incurred in these amounts or proportions, or that the portion of the allowance allocated to each loan category represents the total amounts available for charge-offs that may occur within these categories.

Allocation of Allowance for Loan Losses

	As of December 31,									
	2007		2006		2005		2004		2003	
Balance at End of Period Applicable to	Amount	% of Loans in Category to Total Loans	Amount	% of Loans in Category to Total Loans	Amount	% of Loans in Category to Total Loans	Amount	% of Loans in Category to Total Loans	Amount	% of Loans in Category to Total Loans
	(Dollars in Thousands)									
Real estate loans:										
Construction and development	$ 2,997	46.06%	$ 2,426	40.16%	$ 1,705	35.34%	$ 1,697	39.62%	$ 534	36.94%
Residential loans	23	0.48%	24	0.71%	33	0.89%	47	1.16%	114	3.23%
Commercial and multi-family	730	15.29%	610	17.83%	835	21.83%	454	24.64%	392	33.60%
Commercial loans	2,667	34.75%	2,434	38.26%	2,583	38.91%	1,859	32.71%	975	21.94%
Consumer loans	277	1.64%	153	1.10%	98	0.72%	25	0.35%	—	0.31%
Equity lines of credit	102	1.36%	89	1.56%	115	1.97%	39	1.11%	46	2.14%
Credit card and other loans	9	0.42%	5	0.38%	6	0.34%	16	0.41%	47	1.84%
Total allowance for loan loss	$ 6,805	100.00%	$ 5,741	100.00%	$ 5,376	100.00%	$ 4,137	100.00%	$ 2,108	100.00%
Total loans net of unearned income	$521,449		$431,941		$386,529		$312,167		$190,330	

Investment Securities

The Company's investment portfolio provides income to the Company and also serves as a source of liquidity. Total yield, risk and maturity are among the factors considered in building the investment portfolio. Pursuant to FASB 115, securities must be classified as "held to maturity," "available for sale," or "trading securities." Those securities held in the "available for sale" category must be carried on the Company's books at fair market value. At December 31, 2007, 2006 and 2005, 100% of the investment securities owned by the Company were classified as "available for sale."

At December 31, 2007, the Company's investment portfolio at fair value consisted of $30.8 million in U.S. government agency securities, $71.2 million in federal agency mortgage-backed securities and $24.1 million in obligations of states and local government securities for a total of $126.1 million. At December 31, 2006, the Company's investment portfolio at fair value consisted of $30.2 million in U.S. government agency securities, $19.7 million in federal agency mortgage-backed securities and $22.7 million in obligations of states and local government securities for a total of $72.6 million.

2007 compared to 2006 analysis. The Company's investment portfolio increased $53.5 million or 74% to $126.2 million. During the third quarter of 2007, the Company entered into a $45.1 million repurchase agreement that included an interest rate floor to mitigate interest rate risk in a declining rate environment. The repurchase agreement was collateralized by the purchase of three federal agency mortgage-backed securities totaling $48.6 million. In addition, obligations of states and local government securities increased $1.4 million as the Company took advantage of relative value in that sector.

2006 compared to 2005 analysis. In 2006 the Company's investment portfolio increased $60.4 million or 495% to $72.6 million. During the third quarter of 2006, the Company entered into a $30 million repurchase agreement that included an interest rate floor to mitigate interest rate risk in a declining rate environment. The repurchase agreement is collateralized by the purchase of a $30 million FNMA U.S. agency security. In addition, the Company added approximately $16.0 million in federal agency mortgage-backed securities, however such securities had a net increase of $11.6 million due to principal paydowns. Obligations of states and local government securities increased $18.7 million as the Company took advantage of relative value in that sector. It is the Company's intention and strategic plan to rebalance the balance sheet and invest excess liquidity in securities, while managing its loan demand.

The following table summarizes the amortized cost, unrealized gains and losses, fair value and distribution of the Company's investment securities as of the dates indicated:

Investment Portfolio

	As of December 31,											
	2007				2006				2005			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
	(Dollars in Thousands)											
Available for Sale:												
U.S. treasury and government agency securities	$ 30,000	$ 816	$ —	$ 30,816	$30,000	$210	$ —	$30,210	$ —	$—	$ —	$ —
Federal agency mortgage-backed Securities	69,352	1,852	(23)	71,181	19,597	190	(61)	19,726	8,242	51	(120)	8,173
Obligations of states and local government securities	24,450	78	(389)	24,139	22,782	120	(189)	22,713	3,937	98	—	4,035
Total	$123,802	$2,746	$(412)	$126,136	$72,379	$520	$(250)	$72,649	$12,179	$149	$(120)	$12,208

The following table summarizes, as of December 31, 2007, the maturity characteristics of the investment portfolio, by investment category. Expected remaining maturities may differ from remaining contractual maturities because obligors may have the right to prepay certain obligations with or without penalties.

Investment Maturities and Repricing Schedule

	As of December 31, 2007									
	Within One Year		After One But Within Five Years		After Five But Within Ten Years		After Ten Years		Total	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(Dollars in Thousands)									
Available for Sale:										
U.S. treasury and government agency securities	$—	0.00%	$30,816	5.45%	$ —	0.00%	$ —	0.00%	$ 30,816	5.45%
Federal agency mortgage-backed Securities	102	4.41%	13,459	5.24%	46,293	5.85%	11,327	5.77%	71,181	5.72%
Obligations of states and local government securities	—	0.00%	1,270	4.71%	3,632	4.20%	19,237	4.13%	24,139	4.17%
Total	$102	4.41%	$45,545	5.37%	$49,925	5.73%	$30,564	4.74%	$126,136	5.36%

The Company also had investments in interest-bearing time certificates of deposit at other financial institutions totaling $1.9 million, $2.9 million and $2.3 million at December 31, 2007, 2006 and 2005, respectively.

Cash and due from banks

Cash on hand and balances due from correspondent banks totaled $11.1 million at the end of 2007 and $18.4 million at the end of 2006. At December 31, 2007, cash and due from banks comprised 1.6% of total assets, compared to 3.3% at December 31, 2006. These balances fluctuate frequently and by large amounts depending on the status of cash items in process of collection and cash on hand, thus period-end balances are not optimal indicators of trends in cash and due from banks. Annual average balances provide a much more appropriate gauge. The average balances for 2007 and 2006 were $12.1 million and $12.2 million, respectively.

Deposits

Information concerning the average balance and average rates paid on deposits by deposit type for the past three fiscal years is contained in the Distribution, Rate, and Yield table located in the previous section on Results of Operations—Net Interest Income and Net Interest Margin. The composition and cost of the Company's deposit base are important components in analyzing the Company's net interest margin and balance sheet liquidity characteristics, both of which are discussed in greater detail in other sections herein. The Company's liquidity is impacted by the volatility of deposits or other funding instruments, or in other words by the tendency of that money to leave the institution for rate-related or other reasons. Potentially, the most volatile deposits in a financial institution are jumbo certificates of deposits, meaning time deposits with balances that equal or exceed $100,000, as customers with balances of that magnitude are typically more rate-sensitive than customers with smaller balances. The Company's community-oriented deposit gathering activities, however, seem to have gathered a base of local customers who tend to display more brand loyalty and thus are less likely to leave the Company than might otherwise be expected.

Total deposits were $478.0 million at December 31, 2007, compared to $456.5 million and $401.3 million at December 31, 2006 and 2005, respectively, and represented increases of 5% and 14% in 2007 and 2006, respectively.

2007 compared to 2006 analysis. Total deposits increased $21.5 million, or 5%, to $478.0 million at December 31, 2007 from $456.5 million at December 31, 2006. Noninterest-bearing demand deposits decreased $1.0 million or 1% at December 31, 2007 as compared to December 31, 2006. Interest bearing demand deposits decreased $8.9 million or 36%, while money market deposit accounts increased $36.9 million, or 24% at December 31, 2007 as compared to December 31, 2006. Savings deposit accounts decreased $6.0 million or 33% at December 31, 2007 as compared to December 31, 2006. Time deposits of $100,000 or greater increased $18.8 million, or 25% at December 31, 2007 as compared to December 31, 2006, and other time deposits decreased $18.3 million, or 25%.

The increase in money market deposit accounts was primarily the result of the Company's efforts to attract new customers. The decrease in other time deposits was primarily the result of the Company allowing brokered certificates of deposit to run off and replacing them with less expensive FHLB borrowings.

2006 compared to 2005 analysis. Total deposits increased $55.2 million, or 14%, to $456.5 million at December 31, 2006 from $401.3 million at December 31, 2005. Noninterest-bearing demand deposits increased $5.0 million or 5% at December 31, 2006 as compared to December 31, 2005. Interest bearing and money market deposit accounts increased $10.3 million, or 8% at December 31, 2006 as compared to December 31, 2005. Savings deposit accounts decreased $10.0 million or 36% at December 31, 2006 as compared to December 31, 2005. Time deposits of $100,000 or greater increased $49.0 million, or 82% at December 31, 2006 as compared to December 31, 2005, and other time deposits increased $842,000, or 2%.

During the third quarter of 2006 the Company launched a noninterest-bearing deposit sales campaign. As of December 31, 2006 the Bank was able to attract approximately $5.1 million in new noninterest-bearing deposits, based on average balance in 2006. The deposit sales campaign was the primary contributor to the increase in noninterest-bearing demand deposits from December 31, 2005 to December 31, 2006. The increase in interest-bearing and money market deposit accounts was primarily the result of the Company's efforts to attract new customers. The increase in time deposits of $100,000 or greater was primarily the result of additional brokered certificates of deposit acquired to support our loan growth.

Cost of funds

The Company's cost of funds is calculated as total interest expense on interest-bearing deposits and other interest-bearing liabilities, as a percentage of average interest-bearing deposits and other interest-bearing liabilities.

2007 compared to 2006 analysis. The rate paid on the Company's interest-bearing deposits increased to 3.94% for the year ended December 31, 2007 from 3.25% for the same period in 2006. For all interest bearing liabilities, the average rate for the year ended December 31, 2007 was 4.31% as compared to 3.57% for the same period in 2006. Market rate increases, coupled with the increase in rates paid on money market deposit accounts as a result of the Company's efforts to attract new customers impacted the Company's cost of funds.

From December 31, 2006 to December 31, 2007 the percentage of total average deposits represented by time deposits increased from 27% to 34%. The shift in this average deposit mix also contributed to the increase in cost of funds for 2007 versus 2006.

2006 compared to 2005 analysis. The rate paid on the Company's interest-bearing deposits increased to 3.25% for the year ended December 31, 2006 from 2.24% for the same period in 2005. For all interest bearing liabilities, the average rate for the year ended December 31, 2006 was 3.57% as compared to 2.53% for the same period in 2005. Market rate increases, the addition of $30 million repurchase agreement and the increase in rates paid on money market deposit accounts as a result of the Company's efforts to attract new customers impacted the Company's cost of funds.

From December 31, 2005 to December 31, 2006 the percentage of total average deposits represented by money market deposits changed to 37% from 29% while average noninterest-bearing demand deposits changed to 25% from 30%. The shift in this average deposit mix also contributed to the increased cost of funds in the year ended December 31, 2006 versus 2005.

The following table summarizes the distribution of average daily deposits and the average daily rates paid for the periods indicated:

Average Deposits and Other Borrowings

	For the Years Ended December 31,					
	2007		2006		2005	
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
			(Dollars in Thousands)			
Demand deposits, noninterest bearing	$108,923	0.00%	$107,797	0.00%	$105,462	0.00%
Interest-bearing deposits:						
Interest-bearing demand deposits	19,375	0.32%	26,468	0.36%	21,400	0.26%
Money market deposits	175,728	3.85%	158,763	3.43%	99,052	2.25%
Savings deposits	12,804	0.79%	21,196	1.05%	24,655	0.76%
Time deposits $100,000 or greater	90,182	4.77%	58,490	4.20%	58,537	3.16%
Other time deposits	75,109	4.63%	55,880	3.95%	37,787	2.88%
Total interest-bearing deposits	373,198	3.94%	320,797	3.25%	241,431	2.24%
FHLB borrowings	13,221	4.73%	—	0.00%	22,255	2.92%
Federal funds purchased	1,403	5.06%	9	0.00%	708	2.68%
Repurchase agreement	49,528	5.86%	9,205	5.93%	—	0.00%
Subordinated notes payable to subsidiary trusts	15,409	7.78%	18,306	7.88%	14,492	6.73%
Total deposits and other borrowings	$561,682	3.47%	$456,114	2.72%	$384,348	1.84%
Average rate excluding demand deposits		4.31%		3.57%		2.53%

The following table summarizes the composition of average deposits as a percentage of total average deposits for the periods indicated:

Percent of Total Average Deposit Composition

	For the Years Ended December 31,		
	2007	2006	2005
	Percent of Total	Percent of Total	Percent of Total
Demand deposits, noninterest bearing	22.59%	25.15%	30.41%
Interest-bearing deposits:			
Interest-bearing demand deposits	4.02%	6.18%	6.17%
Money market deposits	36.44%	37.03%	28.55%
Savings deposits	2.66%	4.95%	7.11%
Time deposits $100,000 or greater	18.71%	13.65%	16.87%
Other time deposits	15.58%	13.04%	10.89%
Total average deposits	100.00%	100.00%	100.00%

The following table sets forth the scheduled maturities of the Company's time deposits in denominations of $100,000 or greater for the periods indicated:

	3 Months or Less	Over 3 Months Through 6 Months	Over 6 Months Through 12 Months	Over 12 Months	Total
		(Dollars in Thousands)			
December 31, 2007	$34,550	$26,540	$16,310	$16,289	$93,689
December 31, 2006	$23,643	$23,418	$19,739	$ 8,093	$74,893

Other Borrowings

The Company utilizes other short-term borrowings to temporarily fund loan growth when customer deposit growth has not kept pace with increases in outstanding loan balances, or when additional liquidity is required to support higher customer cash utilization.

Short-term borrowings principally include overnight fed funds purchased and advances from the Federal Home Loan Bank of San Francisco (FHLB). The details of these borrowings for the periods indicated are presented below:

Short-term Borrowings

	2007	2006	2005
	(dollars in thousands)		
Federal funds purchased:			
Balance at December 31,	$ 2,560	$—	$ —
Average amount outstanding	$ 1,403	$ 9	$ 708
Maximum amount outstanding at any month end	$ 8,150	$—	$ 7,000
Average interest rate for the year	5.06%	5.63%	2.68%
FHLB Borrowings:			
Balance at December 31,	$64,500	$—	$ —
Average amount outstanding	$13,221	$—	$22,255
Maximum amount outstanding at any month end	$64,500	$—	$40,000
Average interest rate for the year	4.73%	0.00%	2.92%

Contractual Obligations

As of December 31, 2007, the Company had contractual obligations for the following payments, by type and period due:

	Payments Due by Period				
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 years
	(Dollars in Thousands)				
Subordinated notes payable to subsidiary trusts	$12,300	$ —	$ —	$—	$12,300
Operating lease obligations	3,511	1,065	1,441	716	289
Total	$15,811	$1,065	$1,441	$716	$12,589

Capital Resources

The Company uses a variety of measures to evaluate capital adequacy. Management reviews various capital measurements on a monthly basis and takes appropriate action to ensure that such measurements are within established internal and external guidelines. The external guidelines, which are issued by the Federal Reserve Board and the FDIC, establish a risk-adjusted ratio relating capital to different categories of assets and off-balance sheet exposures. There are two categories of capital under the Federal Reserve Board and FDIC guidelines: Tier 1 and Tier 2 Capital. Tier 1 Capital currently includes common shareholders' equity and the proceeds from the issuance of trust preferred securities (trust preferred securities are included up to a maximum of 25% of Tier 1 capital), less goodwill and certain other deductions, notably the unrealized net gains or losses (after tax adjustments) on securities available for sale, which are carried at fair market value. Tier 2 Capital includes preferred stock and certain types of debt equity, which the Company does not hold, as well as the allowance for loan losses, subject to certain limitations. (For a more detailed definition, see "Item 1, Business—Capital Adequacy Requirements—Prompt Corrective Action Provisions" herein.)

Management anticipates that continued growth of the Company may require the Company to raise additional funds through sales of the Company's common stock or the issuance of trust preferred securities in order to meet regulatory capital requirements. No assurance can be given that at such time as the Company determines to increase its capital through a stock offering or through the issuance of trust preferred securities that it will be able to do so, or that it will be able to do so on terms the Company deems favorable.

Shareholders' equity

Total Shareholders' equity was $52.3 million at December 31, 2007, compared to $42.2 million and $33.4 million at December 31, 2006 and 2005, respectively.

2007 compared to 2006 analysis. The increase of $10.1 million, or 24% as of December 31, 2007 was primarily due to $7.9 million in year-to-date net income, $626,000 credited to capital in relation to compensation expense associated with the issuance of stock options, the proceeds of $781,000 from the exercise of stock options, including tax benefit, and the $1.2 million increase in the unrealized gain of marketable securities.

2006 compared to 2005 analysis. The increase of $8.8 million, or 26% as of December 31, 2006 was primarily due to $7.4 million in year-to-date net income, $542,000 credited to capital in relation to compensation expense associated with the vesting of stock options, the proceeds of $653,000 from the exercise of stock options and the issuance of restricted stock awards, and the $160,000 increase in the unrealized gain of marketable securities.

Regulatory Capital

As of December 31, 2007, the Company's Total Risk-Based and Tier 1 Risk-Based Capital Ratios were 12.94% and 11.69%, compared to 12.92% and 10.83% at December 31, 2006. The Company's Leverage Capital Ratio at December 31, 2007 was 8.74%, compared to 9.46% at December 31, 2006.

As of December 31, 2007, the Bank's Total Risk-Based and Tier 1 Risk-Based Capital Ratios were 12.52% and 11.26%, compared to 12.47% and 11.22% at December 31, 2006. The Bank's Leverage Capital Ratio at December 31, 2007 was 8.43%, compared to 9.82% at December 31, 2006.

As of the end of 2007, both the Company and the Bank were considered to be "well capitalized" by regulatory standards. We do not foresee any circumstances that would cause either the Company or the Bank to be less than "well capitalized", although no assurance can be given that this will not occur.

Trust preferred securities

The Company had issued a total of $18 million in trust preferred securities, $6 million of which was redeemed in 2007 through its unconsolidated wholly owned subsidiaries, Centennial Capital Trust I, Centennial Capital Trust II, and Centennial Capital Trust III.

On July 7, 2007, Centennial Capital Trust I (the "Trust"), a wholly-owned subsidiary of 1st Centennial Bancorp (the "Company"), redeemed 100% of its trust preferred securities that were issued on July 11, 2002 with a maturity date of October 7, 2032, as allowed by the early redemption provisions of the transaction documents concerning those securities. Simultaneously, the Company retired the $6,186,000 principal amount of junior subordinated debentures issued to the Trust that became due and payable upon redemption of the trust preferred securities. The Trust, which was dissolved on July 12, 2007, returned the $186,000 in capital to the Company in exchange for the cancellation of the common securities in that amount originally issued by the Trust to the Company at the close of the transaction in 2002.

Trust preferred proceeds are generally considered to be Tier 1 or Tier 2 capital for regulatory purposes, but long-term debt in accordance with generally accepted accounting principles. At December 31, 2007, $12.0 million of the Company's Tier 1 capital consisted of trust preferred securities; however, no assurance can be given that trust preferred securities will continue to be treated as Tier 1 capital in the future.

Detailed information concerning the capital amounts and ratios for both the Company and the Bank is contained in Note 17 to the financial statements appearing in Item 8 herein.

Liquidity and market risk management

Liquidity

Liquidity is defined as the Company's ability to raise cash when it needs it at a reasonable cost and with a minimum of principal loss. The Company must be capable of meeting all obligations to our customers at any time and, therefore, active management of our liquidity position is critical.

Given the uncertain nature of our customers' demands as well as the Company's desire to take advantage of earnings enhancement opportunities, the Company must have available adequate sources of on and off balance sheet funds that can be acquired in time of need. Accordingly, in addition to the liquidity provided by normal cashflows, liquidity must be supplemented with additional sources. As of December 31, 2007 the Company had Federal Funds borrowing arrangements with five correspondent banks totaling $55.0 million, and a secured line of credit with the FHLB totaling approximately $84.6 million. Other funding alternatives may also be appropriate, including, wholesale and retail repurchase agreements and Brokered certificates of deposit to a limit of 30% of total consolidated assets.

As of December 31, 2007, brokered deposits totaled $22.3 million and were 3% of total consolidated assets.

The Company will periodically (at least quarterly) review a *Tier 3 Basic Surplus/Deficit* calculation. If the calculation produces a positive ("BASIC SURPLUS"), then all of the Company's short-term and potentially volatile liabilities are covered by its liquid asset position. Conversely, a negative ("BASIC DEFICIT") represents the extent to which non-liquid assets are being supported by vulnerable liabilities. Since there can be a significant cost associated with carrying excess liquidity, the Company will exercise care to avoid unnecessary expense/ opportunity loss in this regard. The Board of Directors also authorizes the use of qualifying FHLB loan collateral and brokered CD's in the Company's liquidity/funds management practices to supplement basic surplus.

The Company's policy is to maintain the liquidity ratio at above 10%. The Company's liquidity ratio is a measure of liquid assets to total consolidated assets. On a consolidated basis, the liquidity ratio was 25.6% at December 31, 2007 and 24.8% at December 31, 2006.

Management's position is that the standby funding sources available to the Company are adequate and reliable to meet the Company's current and anticipated short-term liquidity needs.

The following table sets forth certain information with respect to the Company's liquidity as of the periods indicated:

Liquidity/Basic Surplus

	December 31, 2007	December 31, 2006
	(Dollars in Thousands)	
I. Liquid Assets		
Federal funds sold	$ —	$ 2,900
Available/unencumbered security collateral	11,052	17,450
Unpledged government and agency guaranteed loans	1,061	132
Interest-bearing deposits in financial institutions maturing within 30 days	100	—
Total liquid assets	12,213	20,482
II. Short Term / Potentially Volatile Liabilities & Coverages		
Federal funds purchased	(2,560)	—
25% of regular time deposits maturing within 30 days	(1,208)	(730)
30% of time deposits $100,000 or greater maturing within 30 days	(3,636)	(1,885)
10% of other deposits	(32,820)	(30,725)
Basic Surplus (Deficit)	(28,011)	(12,858)
III. Qualifying FHLB Loan Collateral		
Maximum borrowing capacity	84,586	34,255
Current FHLB advance balances	(64,500)	—
Basic Surplus (Deficit) with FHLB	(7,925)	21,397
IV. Brokered Deposit Access		
Maximum Board authorized brokered CD capacity	206,850	165,338
Current brokered CD balances	(22,286)	(50,324)
Basic Surplus with FHLB and brokered CD's	$176,639	$136,411
Percent of assets	25.6%	24.8%

Market Risk Management

Market risk arises from changes in interest rates, exchange rates, commodity prices and equity prices. The Company's market risk exposure is primarily that of interest rate risk, and it has established policies and procedures to monitor and limit earnings and balance sheet exposure to changes in interest rates. The Company does not engage in the trading of financial instruments, nor does the Company have exposure to currency exchange rates. The Company's earnings depend primarily upon the difference between the income it receives from its interest earning assets and its cost of funds, principally interest expense incurred on interest-bearing liabilities. Interest rates charged by the Company on its loans are affected principally by the demand for loans, the supply of money available for lending purposes, and competitive factors. In turn, these factors are influenced by general economic conditions and other constraints beyond the Company's control, such as governmental economic and tax policies, general supply of money in the economy, governmental budgetary actions and the actions of the Federal Reserve Board ("FRB").

Interest Rate Risk Management

The principal objective of interest rate risk management (often referred to as "asset/liability management") is to manage the financial components of the Company's statement of condition in a manner that will optimize the risk/reward equation for earnings and capital in relation to changing interest rates. The Company has adopted formal policies and practices to monitor and manage interest rate risk exposure. As part of this effort, the Company measures interest rate risk utilizing a modeling program from an outside vendor, enabling Management to better manage economic risk and interest rate risk.

The fundamental objective of the Company's Management of its assets and liabilities is to maximize the economic value of the Company while maintaining adequate liquidity and an exposure to interest rate risk deemed by Management to be acceptable. Management believes an acceptable degree of exposure to interest rate risk results from the management of assets and liabilities through maturities, pricing and mix to attempt to neutralize the potential impact of changes in market interest rates. The Company's profitability is dependent to a large extent upon its net interest income, which is the difference between its interest income on interest-earning assets such as loans and securities, and its interest expense on interest-bearing liabilities, such as deposits and borrowings. The Company, like other financial institutions, is subject to interest rate risk to the degree that its interest-earning assets reprice differently than its interest-bearing liabilities, i.e., not at the same time, or to the same magnitude. The Company manages its mix of assets and liabilities with the goal of limiting its exposure to interest rate risk, ensuring adequate liquidity, and coordinating its sources and uses of funds. Interest income and interest expense are affected by general economic conditions and by competition in the marketplace. The Company's interest and pricing strategies are driven by its asset/liability management analyses and by local market conditions.

In connection with the above-mentioned strategy, the Company studies the change in net interest income and net interest margin given immediate and parallel interest rate shocks over a 12-month horizon. The Company's goal is to manage the effect of these changes within Board-established parameters of "less than a 10% change" for up/down 200 basis points. Shown below are possible changes to net interest income and the net interest margin based upon the model's program under 200 basis point increases or decreases as of December 31, 2007:

Change (in Basis Points)	Net Interest Income (next twelve months)	Change in Net Interest Income	% Change in Net Interest Income	Net Interest Margin
	(Dollars in Thousands)			
+ 200	$32,741	$ 2,604	8.64%	5.13%
– 200	27,543	(2,593)	(8.61%)	4.32%

These results indicate the effect of immediate rate changes and do not consider the yield from reinvesting in short-term versus long-term instruments. The above profile illustrates that if there were an immediate and sustained downward adjustment of 200 basis points in interest rates, the net interest margin over the next twelve months would likely be 4.32%. Conversely, if there were an immediate increase of 200 basis points in interest rates, the Company's net interest margin would likely be 5.13%. The net interest margin will improve if rates rise and decline if rates fall. Management and the Board of Directors consider the results indicated by the report to be acceptable.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information concerning quantitative and qualitative disclosures about market risk called for by item 305 of Regulation S-K is included as part of Item 7 above. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Market Risk Management."

ITEM 8. CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The following consolidated financial statements of the Company and Subsidiary at December 31, 2007 and 2006 and for each of the years in the three-year period ended December 31, 2007, are included herein:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
1st Centennial Bancorp and Subsidiary
Redlands, California

We have audited the accompanying consolidated statements of condition of 1st Centennial Bancorp and subsidiary as of December 31, 2007 and 2006, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2007. We also have audited 1st Centennial Bancorp and subsidiary's internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organization of the Treadway Commission (COSO). 1st Centennial Bancorp and subsidiary's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of 1st Centennial Bancorp and subsidiary as of December 31, 2007 and 2006, and the results of its operations and cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, 1st Centennial Bancorp and subsidiary maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007 based on criteria established in *Internal Control—Integrated Framework* issued by COSO.

/s/ HUTCHINSON AND BLOODGOOD LLP

Glendale, California
March 6, 2008

1ST CENTENNIAL BANCORP AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CONDITION
December 31, 2007 and 2006
(Dollars In Thousands, Except Share Data)

	2007	2006
ASSETS		
Cash and due from banks	$ 11,075	$ 18,385
Federal funds sold	—	2,900
Total cash and cash equivalents	11,075	21,285
Interest-bearing deposits in financial institutions	1,862	2,922
Investment securities available for sale	126,136	72,649
Stock investments, restricted, at cost	3,518	1,681
Loans, net of allowance for loan losses of $6,805 and $5,741	514,644	426,200
Accrued interest receivable	4,503	3,469
Premises and equipment, net	2,985	3,152
Goodwill	4,180	4,180
Cash surrender value of life insurance	14,562	11,639
Other assets	6,036	3,950
Total assets	$689,501	$551,127
LIABILITIES		
Deposits:		
Noninterest-bearing demand deposits	$110,125	$111,154
Interest-bearing deposits	367,830	345,309
Total deposits	477,955	456,463
Accrued interest payable	826	432
Federal funds purchased	2,560	—
Borrowings from Federal Home Loan Bank	64,500	—
Repurchase agreements	75,113	30,000
Other liabilities	3,925	3,729
Subordinated notes payable to subsidiary trusts	12,300	18,306
Total liabilities	637,179	508,930
COMMITMENTS AND CONTINGENCIES (Notes 13 and 15)		
SHAREHOLDERS' EQUITY		
Common stock, no par value; authorized 10,000,000 shares, issued and outstanding 4,866,145 and 3,212,215 shares at December 31, 2007 and 2006, respectively	29,001	27,998
Retained earnings	21,921	14,038
Accumulated other comprehensive income	1,400	161
Total shareholders' equity	52,322	42,197
Total liabilities and shareholders' equity	$689,501	$551,127

The accompanying notes are an integral part of these consolidated financial statements.

1ST CENTENNIAL BANCORP AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF EARNINGS
Years Ended December 31, 2007, 2006 and 2005
(Dollars In Thousands, Except Per Share Data)

	2007	2006	2005
Interest income:			
Loans, including fees	$43,670	$38,065	$32,097
Deposits in financial institutions	116	125	134
Federal funds sold	334	1,010	350
Investments:			
Taxable	4,050	1,148	450
Tax-exempt	1,009	395	165
Total interest income	49,179	40,743	33,196
Interest expense:			
Interest bearing demand and savings deposits	6,930	5,768	2,472
Time deposits $100,000 or greater	4,305	2,458	1,852
Other time deposits	3,476	2,209	1,089
Interest on borrowed funds	4,796	1,989	1,643
Total interest expense	19,507	12,424	7,056
Net interest income	29,672	28,319	26,140
Provision for loan losses	2,350	1,320	2,140
Net interest income after provision for loan losses	27,322	26,999	24,000
Noninterest income:			
Customer service fees	1,736	1,691	1,651
Gains from sale of loans	448	373	1,394
Conduit loan referral income	1,267	684	972
Other income	757	623	714
Total noninterest income	4,208	3,371	4,731
Noninterest expense:			
Salaries and employee benefits	10,570	9,697	11,445
Net occupancy expense	2,298	2,216	2,051
Other operating expenses	6,072	6,194	6,892
Total noninterest expense	18,940	18,107	20,388
Income before provision for income taxes	12,590	12,263	8,343
Provision for income taxes	4,701	4,836	3,260
Net income	$ 7,889	$ 7,427	$ 5,083
Basic earnings per share[20]	$ 1.63	$ 1.55	$ 1.08
Diluted earnings per share[20]	$ 1.51	$ 1.41	$ 1.01

[20] Adjusted for the 50% stock distribution declared for shareholders of record on May 1, 2007, and distributed May 15, 2007.

The accompanying notes are an integral part of these consolidated financial statements.

1ST CENTENNIAL BANCORP AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Years Ended December 31, 2007, 2006 and 2005
(Dollars In Thousands, Except Share Data)

	Shares	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income	Total
BALANCE, DECEMBER 31, 2004	1,939,611	21,208	6,706	87	28,001
Comprehensive income:					
Net income	—	—	5,083	—	5,083
Change in net unrealized gain on investment securities available for sale, after tax effects	—	—	—	(86)	(86)
Total comprehensive income					4,997
Stock dividend	135,815	5,161	(5,161)	—	—
Cash paid in lieu of fractional shares	—	—	(11)	—	(11)
Compensation expense on incentive stock options	—	8	—	—	8
Vesting on issuance of restricted stock awards	—	41	—	—	41
Exercise of stock options, including tax benefit	24,649	385	—	—	385
BALANCE, DECEMBER 31, 2005	2,100,075	26,803	6,617	1	33,421
Comprehensive income:					
Net income	—	—	7,427	—	7,427
Change in net unrealized gain on investment securities available for sale, after tax effects	—	—	—	160	160
Total comprehensive income					7,587
Stock distribution	1,062,656	—	—	—	—
Cash paid in lieu of fractional shares	—	—	(6)	—	(6)
Compensation expense on incentive stock options	—	542	—	—	542
Retirement of unvested restricted stock awards	(578)	—	—	—	—
Vesting on issuance of restricted stock awards	—	36	—	—	36
Exercise of stock options, including tax benefit	50,062	617	—	—	617
BALANCE, DECEMBER 31, 2006	3,212,215	27,998	14,038	161	42,197
Comprehensive income:					
Net income	—	—	7,889	—	7,889
Change in net unrealized gain on investment securities available for sale, after tax effects	—	—	—	1,239	1,239
Total comprehensive income					9,128
Stock distribution	1,614,406	—	—	—	—
Cash paid in lieu of fractional shares	—	—	(6)	—	(6)
Compensation expense on incentive stock options	—	626	—	—	626
Stock repurchase	(20,000)	(440)	—	—	(440)
Vesting on issuance of restricted stock awards	—	36	—	—	36
Exercise of stock options, including tax benefit	59,524	781	—	—	781
BALANCE, DECEMBER 31, 2007	4,866,145	$29,001	$21,921	$1,400	$52,322

The accompanying notes are an integral part of these consolidated financial statements.

1ST CENTENNIAL BANCORP AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2007, 2006 and 2005
(Dollars In Thousands)

	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 7,889	$ 7,427	$ 5,083
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	641	675	662
Loss (gain) on disposal of equipment	(4)	(7)	16
Provision for loan losses	2,350	1,320	2,140
Loss (gain) from sale of investments	(40)	(3)	5
Amortization of deferred loan fees	(1,267)	(1,714)	(2,157)
Amortization of excess purchase value of deposits	—	9	14
Stock compensation expense	662	578	49
Deferred income tax provision (benefit)	(899)	(178)	(625)
Amortization of excess value of loans	—	—	38
Net amortization of premiums (discounts) on investments and interest-bearing deposits	(176)	62	204
Increase in cash surrender value of life insurance	(506)	(404)	(247)
Increase in assets:			
Accrued interest receivable	(1,034)	(1,044)	(1,659)
Other assets	(1,258)	(318)	(135)
Increase (decrease) in liabilities:			
Accrued interest payable	394	262	(145)
Other liabilities	196	709	1,086
Net cash provided by operating activities	6,948	7,374	4,329
CASH FLOWS FROM INVESTING ACTIVITIES			
Net decrease (increase) in interest-bearing deposits in financial institutions	1,148	(514)	1,691
Activity in available-for-sale securities:			
Purchase of securities	(60,035)	(67,266)	—
Proceeds from sales, maturities and principal repayments of securities	7,986	6,907	7,491
Purchases of Federal Home Loan Bank stock	(1,837)	(61)	(5)
Net increase in loans	(88,675)	(44,653)	(73,144)
Payments for other real estate owned	(852)	—	—
Additions to bank premises and equipment	(470)	(168)	(1,217)
Purchase of life insurance policies	(2,417)	(4,500)	—
Net cash used in investing activities	(145,152)	(110,255)	(65,184)

The accompanying notes are an integral part of these consolidated financial statements.

1ST CENTENNIAL BANCORP AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)
Years Ended December 31, 2007, 2006 and 2005
(Dollars In Thousands)

	2007	2006	2005
CASH FLOWS FROM FINANCING ACTIVITIES			
Net increase (decrease) in noninterest-bearing demand deposits	$ (1,029)	$ 5,033	$ 13,501
Net increase in interest-bearing deposits	22,521	50,155	95,972
Proceeds from (repayments of) federal funds purchased	2,560	—	(475)
Proceeds from (repayments of) Federal Home Loan Bank borrowings	64,500	—	(21,000)
Proceeds from repurchase agreements	45,113	30,000	—
Proceeds from (redemption of) trust preferred securities	(6,006)	—	5,155
Stock repurchases	(440)	—	—
Cash dividends paid in lieu of fractional shares	(6)	(6)	(11)
Proceeds from exercise of stock options	781	617	385
Net cash provided by financing activities	127,994	85,799	93,527
Net increase (decrease) in cash and cash equivalents	(10,210)	(17,082)	32,672
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	21,285	38,367	5,695
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 11,075	$ 21,285	$ 38,367
SUPPLEMENTARY INFORMATION:			
Interest paid	$ 19,113	$ 12,153	$ 7,187
Income taxes paid	$ 5,020	$ 5,468	$ 3,677
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES:			
Transfer of loans to other real estate owned, after charge-off of $446	$ 1,491	$ —	$ —

The accompanying notes are an integral part of these consolidated financial statements.

1ST CENTENNIAL BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

1st Centennial Bancorp (the Company) is a bank holding company headquartered in Redlands, California that provides, through its subsidiary, 1st Centennial Bank (the Bank), a broad array of products and services throughout its operating areas in Southern California. The Bank operates six branches, which provide commercial and consumer banking services. Segment reporting is not presented since the Company's revenue is attributed to a single reportable segment.

A summary of the Company's significant accounting policies follows:

Basis of Presentation and Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, the Bank. All significant intercompany balances and transactions have been eliminated in consolidation. The accounting and financial reporting policies the Company follows conform, in all material respects, to accounting principles generally accepted in the United States and to general practices within the financial services industry.

In consolidating, the Company determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity under accounting principles generally accepted in the United States. Voting interest entities are entities in which the total equity investment at risk is sufficient to enable the entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the right to receive residual returns and the right to make decisions about the entity's activities. The Company consolidates voting interest entities in which it has all, or at least a majority of, the voting interest. As defined in applicable accounting standards, variable interest entities (VIEs) are entities that lack one or more of the characteristics of a voting interest entity. A controlling financial interest in an entity is present when an enterprise has a variable interest, or a combination of variable interests, that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both. The enterprise with a controlling financial interest, known as the primary beneficiary, consolidates the VIE. The Company's wholly owned subsidiaries, Centennial Capital Trust II and Centennial Capital Trust III, are VIEs for which the Company is not the primary beneficiary. Accordingly, the accounts of these entities are not included in the Company's consolidated financial statements.

Use of Estimates

In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statement of condition and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to, but are not limited to, the determination of the allowance for loan losses and the valuation of foreclosed real estate.

Interest-Bearing Deposits in Financial Institutions

Interest-bearing deposits in financial institutions mature within ten years and are carried at cost.

Note 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES—(Continued)

Investment Securities

Debt securities that management has the positive intent and ability to hold to maturity are classified as "held to maturity" and recorded at cost. Securities not classified as held to maturity or trading, including equity securities with readily determinable fair values, are classified as "available for sale" and recorded at fair value, with unrealized gains or losses excluded from earnings and reported in other comprehensive income, net of related tax. There were no "trading" or "held to maturity" debt securities at December 31, 2007 and 2006.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of securities below their cost that are deemed to be other-than-temporary, are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Gains and losses on the sale of securities are recorded on the trade date, and are determined using the specific identification method.

Restricted Stock Investments

Federal Home Loan Bank and Pacific Coast Bankers' Bank stock are carried at cost, and are evaluated for impairment based on an estimate of the ultimate recoverability of par value.

Loans

The Company grants construction, real estate, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by construction and development, and commercial loans throughout Southern California. The ability of the Company's debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off, generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans.

Interest on loans is accrued daily as earned, except when serious doubt concerning collectibility arises, at which time such loans are placed on a nonaccrual basis, generally if no payment is received after ninety days and all accrued and uncollected interest income is reversed against current period operations. Interest income on nonaccrual loans is recognized only when the loan is paid in full.

Unearned income on installment loans is recognized as income over the term of the loans using a method that approximates the interest method.

Loan origination fees and costs are deferred and amortized as an adjustment of the loan's yield over the life of the loan using the interest method, which results in a constant rate of return. Amortization of deferred fees is discontinued when a loan is placed on nonaccrual status.

Note 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES—(Continued)

Loans Held for Sale

Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Fair value is based on commitments on hand from investors or prevailing market prices. Net unrealized losses, if any, are recognized through a valuation allowance by a charge to income. The Company actively generates Small Business Administration (SBA) loans as part of its primary operating activity of making loans. The guaranteed portion of each individual loan is sold on the secondary market simultaneously with the booking, and therefore the Company has no inventory "held for sale," unlike some institutions that warehouse loans to sell as "pools." The Company retains the unguaranteed portion of the SBA loans. The total gain on sale of loans was $448,000 or 0.84% of gross revenue for 2007, $373,000 or 0.85% of gross revenue for 2006, $1,394,000 million or 3.7% for 2005. The Company reported the gain on sale of loans as operating activities on the Consolidated Statement of Cash Flows.

Allowance for Loan Losses

The allowance for possible loan losses is a reserve established through a provision for possible loan losses charged to expense, which represents, in management's judgment the known and inherent credit losses existing in the loan portfolio. The allowance, in the judgment of management, is necessary to reserve for estimated loan losses inherent in the loan portfolio. The allowance for possible loan losses includes allowance allocations calculated in accordance with Statement of Financial Accounting Standards ("SFAS") No. 114, *"Accounting by Creditors for Impairment of a Loan,"* as amended by SFAS No. 118, *"Accounting by Creditors for Impairment of a Loan—Income Recognition and Disclosures,"* and allowance allocations calculated in accordance with SFAS No. 5, *"Accounting for Contingencies."* The level of the allowance reflects management's continuing evaluation of industry concentrations, specific credit risks, loan loss experience, current loan portfolio quality, present economic, political and regulatory conditions and unidentified losses inherent in the current loan portfolio, as well as trends in the foregoing. Portions of the allowance may be allocated for specific credits; however, the entire allowance is available for any credit that, in management's judgment, should be charged off.

While management utilizes its best judgment and information available, the ultimate adequacy of the allowance is dependent upon a variety of factors beyond the Company's control, including the performance of the Company's loan portfolio, the economy, changes in interest rates and the view of the regulatory authorities toward loan classifications.

The Company's allowance for possible loan losses consists of three elements: (i) specific valuation allowances established for probable losses on specific loans; (ii) historical valuation allowances calculated based on historical loan loss experience for similar loans with similar characteristics and trends; and (iii) unallocated general valuation allowances determined based on general economic conditions and other qualitative risk factors both internal and external to the Company.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payment when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the

Note 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES—(Continued)

Allowance for Loan Losses (Continued)

length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Loan Servicing

Servicing assets are recognized as separate assets when rights are acquired through purchase or through sale of financial assets. Capitalized servicing rights are reported in other assets and are amortized into other income in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets. Servicing assets are evaluated for impairment based upon the fair value of the rights as compared to amortized cost. Impairment is determined by stratifying rights by predominant characteristics, such as interest rates and terms. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions. Impairment is recognized through a valuation allowance for an individual stratum, to the extent that fair value is less than the capitalized amount for the stratum.

Premises and Equipment

Land is carried at cost. Premises and equipment are stated at cost, less accumulated depreciation. Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives on a straight-line basis, which range from 3 to 39 years. Leasehold improvements are amortized over the shorter of their estimated useful life or life of related leases, whichever is shorter.

Goodwill and Other Intangible Assets

Goodwill is carried as an asset on the Company's consolidated statements of condition, and is evaluated at least once per year for impairment. If the carrying value of the goodwill is determined to be impaired, the Company will write-down the amount of goodwill to its estimated value. The amount of goodwill written-off will be expensed in the year impairment is determined. There were no changes to the carrying amount of goodwill during the years ended December 31, 2007 and 2006.

Other intangible assets consist of one-time loan and deposit fair value adjustments. These fair value adjustments are amortized on a straight-line basis with remaining lives of up to one year.

Foreclosed Real Estate

Assets acquired through, or in lieu of, loan foreclosures are held for sale and are initially recorded at fair value less estimated cost to sell at the date of foreclosure, establishing a new cost basis. Troubled loans are transferred to foreclosed real estate upon completion of formal foreclosure proceedings.

Costs relating to development and improvement of foreclosed real estate are capitalized to the extent they do not exceed net realizable value, whereas costs relating to holding property are expensed.

Valuations are periodically performed by management, and an allowance for losses is established through a charge to operations if the carrying value of a property exceeds its fair value, less estimated costs to sell.

Note 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES—(Continued)

Cash Surrender Value of Life Insurance

Cash surrender value of life insurance is carried at the amount of cash that may be realized by the Company upon discontinuance or surrender of the contract prior to its maturity. The amounts are net of any surrender charges or other charges, in accordance with EITF 06-5.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when: (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Advertising cost

Advertising costs are accrued then paid as incurred.

Income Taxes

Deferred income taxes are recognized for estimated future tax effects attributable to temporary differences between income tax and financial reporting purposes and carry forwards. Valuation allowances are established when necessary to reduce the deferred tax asset to the amount expected to be realized. Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted accordingly through the provision for income taxes.

Stock Incentive Plan

The Company has a stock incentive plan that includes, among other awards, both incentive and nonqualified stock options, and authorizes the issuance of stock options to salaried employees and non-employee directors (See Note 11).

The Company adopted the provisions of SFAS No. 123R, effective January 1, 2006, using the modified prospective method and began recording compensation expense associated with stock-based awards in accordance with SFAS No. 123R. SFAS No. 123R requires all share-based payments to be recognized as compensation expense through the income statement based on their fair values at issue date. SFAS No. 123R also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow required under current guidelines. Pre-tax stock-based compensation expense was $625,000 and $542,000 for the years ended December 31, 2007 and 2006.

As a result of the adoption of SFAS No. 123R and based on the stock-based compensation awards outstanding as of December 31, 2007, the Company expects to recognize additional pre-tax compensation cost (in thousands) as follows:

2008	2009	2010	2011	2012	Total
$ 572	$ 511	$ 502	$ 273	$ 39	$1,897

Note 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES—(Continued)

Stock Incentive Plan (continued)

Future levels of compensation cost recognized related to stock-based compensation awards (including the aforementioned expected costs during the period of adoption) may be impacted by new awards and/or modifications, repurchases and cancellations of existing awards before and after the adoption of this standard.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model for those options granted through December 31, 2005 and the Binomial method for those options granted after December 31, 2005. Under both methods, the following weighted average assumptions were used for option granted in 2007, 2006 and 2005, to arrive at the fair value for each grant:

	2007	2006	2005
Dividend yield	0.00%	0.00%	0.00%
Expected volatility	22.11%	21.37%	21.69%
Risk-free interest rate	4.69%	4.60%	4.13%
Expected term	5-10 years	10 years	10 years

The expected volatility is based on historical volatility. The risk-free interest rates for periods within the contractual life of the awards are based on the U.S. Treasury yield in effect at the time of the grant. The expected life is based on historical exercise experience. The dividend yield assumption is based on the Company's history and expectation of dividend payouts.

The following table illustrates the effect on the Company's net income and earnings per share, had the Company applied the fair value recognition provision of SFAS No. 123R for the year ended December 31, 2005. Earnings per share amounts have been adjusted for all dividends, including the 50% stock distribution declared for shareholders of record on May 1, 2007, and distributed May 15, 2007:

Net income:	
As reported	$5,083
Pro forma	4,791
Compensation cost, net of taxes	$ 292
Basic earnings per share:	
As reported	$ 1.08
Pro forma	1.02
Diluted earnings per share:	
As reported	$ 1.01
Pro forma	0.95

Employee Benefit Plan

The Company has a defined contribution plan consisting of an Employee Stock Ownership Plan with 401(K) Provisions (KSOP). Contributions expense is recognized based on cash contributions paid or committed to be paid to the KSOP. All shares held by the KSOP are deemed outstanding for purposes of earnings per share calculations. Dividends declared on all shares held by the KSOP are charged to the Company's retained earnings.

Note 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES—(Continued)

Earnings Per Share[21]

Basic earnings per share represent income available to common shareholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflect additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate to outstanding stock grants and stock options and are determined using the treasury stock method. Weighted-average number of common shares outstanding for basic earnings per share amounted to 4,850,263, 4,780,001 and 4,693,214 for 2007, 2006 and 2005, respectively. Weighted-average number of common shares outstanding for dilutive earnings per share amounted to 5,239,917, 5,266,987 and 5,054,229 for 2007, 2006 and 2005, respectively.

Statement of Cash Flows

For the purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, and federal funds sold.

Comprehensive Income

Generally accepted accounting principles (GAAP) requires that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the consolidated statements of condition, such items, along with net income, are components of comprehensive income.

The components of other comprehensive income at December 31 are as follows:

	2007	2006	2005
Unrealized holding gain (loss) on available for sale securities	$2,105	$260	$(148)
Reclassification adjustment for (gains) losses realized in income	(40)	(3)	5
Net unrealized income (loss)	2,065	257	(143)
Tax effect	(826)	(97)	57
Unrealized gain (loss) net-of-tax	$1,239	$160	$ (86)

Reclassifications

Certain amounts in the 2006 and 2005 consolidated financial statements have been reclassified to conform to the 2007 presentation, with no effect on consolidated net income or shareholders' equity.

[21] All share and per share information has been adjusted to reflect the 50% stock distribution declared to shareholders of record on May 1, 2007, and distributed May 15, 2007.

Note 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES—(Continued)

Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 *Accounting for Uncertainty in Income Taxes (an interpretation of SFAS Statement No. 109).* FIN 48 is effective for fiscal years beginning after December 15, 2006 with earlier adoption encouraged. FIN 48 was issued to clarify the accounting for uncertainty in income taxes recognized in the consolidated financial statements by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The adoption of FIN 48 did not have an impact on the Company's consolidated financial statements and results of operations.

In February 2006, the FASB issued SFAS No. 155, *Accounting for Certain Hybrid Financial Instruments,* which amends SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities,* and SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.* SFAS No. 155 resolves issues addressed in SFAS No. 133 Implementation Issue No. Dl, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets." SFAS No. 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation and clarifies which interest-only strips and principal-only strips are not subject to SFAS No. 133 requirements. SFAS No. 155 also establishes a requirement to evaluate interests in securitized financial assets in order to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends SFAS No. 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The fair value election may also be applied upon adoption of SFAS No. 155 for hybrid financial instruments that had been bifurcated under paragraph-12 of SFAS No. 133 prior to the adoption of SFAS No. 155. The adoption of SFAS No. 155 did not have an impact on the Company's consolidated financial statements and results of operations.

In March of 2006, the FASB issued SFAS No. 156, *Accounting for Servicing of Financial Assets,* which amends SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,* with respect to the accounting for servicing of financial assets. SFAS No. 156 requires that all separately recognized servicing rights be initially measured at fair value, if practicable. For each class of separately recognized servicing assets and liabilities, SFAS No. 156 permits an entity to choose either of the following subsequent measurement methods: (1) the amortization of servicing assets or liabilities in proportion to and over the period of estimated net servicing income or net servicing loss or (2) the reporting of servicing assets or liabilities at fair value at each reporting date and reporting changes in fair value in earnings in the period in which the changes occur. SFAS No. 156 also requires additional disclosures for all separately recognized servicing rights. Early adoption is permitted as of the beginning of an entity's fiscal year, provided the entity has not yet issued consolidated financial statements, including interim consolidated financial statements, for any period of that fiscal year. SFAS No. 156 is effective the earlier of the date an entity adopts the requirements of SFAS No. 156, or as of the beginning of its first fiscal year beginning after September 15, 2006. An entity should apply the requirements for recognition and initial measurement of servicing assets and servicing liabilities prospectively to all transactions after the effective date of SFAS No. 156. The adoption of SFAS No. 156 did not have an impact on the Company's consolidated financial statements and results of operations.

Note 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES—(Continued)

Recent Accounting Pronouncements (continued)

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements,* which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, but applies under other existing accounting pronouncements that require or permit fair value measurements. SFAS No. 157 emphasizes that fair value is a market-based measurement, not an entity-specific measurement and, therefore, should be determined based on the assumptions that market participants would use in pricing that asset or liability. SFAS No. 157 also establishes a fair value hierarchy that distinguishes between market participant assumptions developed based on market data obtained from independent sources and the Company's own assumptions about market participant assumptions based on the best information available. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years with earlier adoption permitted. The Company does not expect adoption of SFAS No. 157 to have a significant impact on the Company's consolidated financial statements and results of operations.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115* which is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company has decided not to adopt SFAS No. 159.

In September 2006, the Emerging Issues Task Force (EITF) reached a final consensus on Issue No. 06-5 (EITF 06-5), *Accounting for Purchase of Life Insurance—Determining the Amount That Could be Realized in Accordance with FASB Technical Bulletin No. 85-4.* EITF 06-5 requires that the cash surrender value and any amounts provided by the contractual terms of an insurance policy that are realizable at the balance sheet date be considered in determining the amount that could be realized under Technical Bulletin No. 85-4. The provisions of EITF 06-5 require (1) consideration of the effect of contractual restrictions that limit amounts that could be realized, (2) exclusion from the amount that could be realized of amounts recoverable at the discretion of the insurance company, (3) amounts that are recoverable by the policyholder in periods beyond one year from the surrender of the policy be discounted, and (4) an assumption that policies will be surrendered on an individual life—by—individual life basis. The provisions of EITF 06-5 were effective for fiscal years beginning after December 15, 2006 and were to be applied as a change in accounting principle either through a cumulative-effect adjustment to retained earnings or other components of equity or net assets in the statement of financial position as of the beginning of the year of adoption; or through retrospective application to all prior periods. The adoption of EITF 06-5 did not have an impact on the Company's consolidated financial statements and results of operations.

Note 2. RESTRICTIONS ON CASH AND AMOUNTS DUE FROM BANKS

The Bank is required to maintain an average account balance with the Federal Reserve Bank. At December 31, 2007 and 2006, the Company met the requirements by maintaining amounts of $551,000 and $614,000, respectively.

Note 3. INVESTMENT SECURITIES, AVAILABLE FOR SALE

The following is a comparison of amortized cost and approximate fair value of investment securities at December 31, 2007 and 2006:

	2007			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
US agency securities	$ 30,000	$ 816	$ —	$ 30,816
Federal agency mortgage-backed Securities	69,352	1,852	(23)	71,181
Obligations of states and Local government securities	24,450	78	(389)	24,139
	$123,802	$2,746	$(412)	$126,136

	2006			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
US agency securities	$ 30,000	$ 210	$ —	$ 30,210
Federal agency mortgage-backed Securities	19,597	190	(61)	19,726
Obligations of states and Local government securities	22,782	120	(189)	22,713
	$ 72,379	$ 520	$(250)	$ 72,649

The amortized cost and fair value of investment securities available for sale at December 31, 2007, by contractual maturity, are shown below. Expected maturities for mortgage-backed securities may differ from contractual maturities because borrowers may have the right to call or retire obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
Within one year	$ —	$ —
Over 1 year to 5 years	31,247	32,086
Over 5 years to 10 years	3,595	3,632
Over 10 years	19,608	19,237
	54,450	54,955
Federal agency mortgage-backed securities	69,352	71,181
	$123,802	$126,136

Note 3. INVESTMENT SECURITIES, AVAILABLE FOR SALE—(Continued)

As of December 31, 2007 and 2006, U.S. agency securities, federal agency mortgage-backed securities and obligations of states and local government securities with an amortized cost of $90,314,000 and $31,331,000 and fair values of $91,787,000 and $31,584,000 respectively, were pledged as collateral as required or permitted by law.

During the year ended December 31, 2007, the Company sold 13 securities with proceeds of $3,635,000 and a net realized gain of $40,000. During the year ended December 31, 2006, the Company sold 17 securities with proceeds of $3,302,000 and a net realized gain of $3,000.

Information pertaining to securities with gross unrealized losses at December 31, 2007, aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows:

	Less Than 12 Months		12 Months or Longer	
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
Federal agency mortgage-backed securities	$ (23)	$ 2,739	$ —	$ —
Obligations of states and local government securities	(251)	10,225	(138)	8,928
	$(274)	$12,964	$(138)	$8,928

At December 31, 2007, the aggregate depreciation of the investment securities with unrealized losses was 1.6% from the Company's amortized cost basis. These unrealized losses relate to five long-term Federal agency mortgage-backed securities and fifteen obligations of states and local government securities. Loss positions are due to changes in market yields. The securities are well secured and, based on managements evaluation of available evidence, no unrealized losses are deemed to be other than temporary.

Note 4. STOCK INVESTMENTS, RESTRICTED

Restricted stock investments include the following at December 31, and are recorded at cost:

	2007	2006
Pacific Coast Bankers' Bank stock	$ 487	$ 487
Federal Home Loan Bank stock	3,031	1,194
	$3,518	$1,681

The Bank is required to hold shares of stock in the Federal Home Loan Bank of San Francisco (FHLB) based on the greater of 1% of the membership asset value, which is calculated using Call Report data from the most recent year-end, or 4.7% of its advances from the FHLB as of the most recent quarter-end.

Note 5. LOANS

The composition of the Company's loan portfolio at December 31 is as follows:

	2007	2006
Real estate loans		
Construction and development	$240,550	$174,040
Residential	2,505	3,063
Commercial and multi-family	79,820	77,245
Commercial loans	181,426	165,765
Consumer loans	8,556	4,764
Equity lines of credit	7,111	6,762
Credit card and other loans	2,191	1,652
Total loans	522,159	433,291
Less unearned income	(710)	(1,350)
Less allowance for loan losses	(6,805)	(5,741)
Net loans	$514,644	$426,200

Changes in the allowance for loan losses are summarized as follows:

	2007	2006	2005
Balance as of January 1	$ 5,741	$ 5,376	$ 4,137
Provision charged to expense	2,350	1,320	2,140
Loans charged-off	(1,742)	(1,123)	(1,008)
Recoveries of loans previously charged-off	456	168	107
Balance as of December 31	$ 6,805	$ 5,741	$ 5,376

Loans serviced for others are not included in the accompanying statements of condition. The unpaid principal balances of loans serviced for others were $79,594,000 and $54,711,000 at December 31, 2007 and 2006, respectively.

The balance of capitalized loan servicing rights included in other assets was $285,000 and $409,000 at December 31, 2007 and 2006, respectively.

The following table is a summary of information pertaining to impaired loans as of December 31:

	2007	2006
Impaired loans without a valuation allowance	$ 1,223	$2,880
Impaired loans with a valuation allowance	10,730	978
Total impaired loans	$11,953	$3,858
Valuation allowance related to impaired loans	$ 793	$ 304
Total non-accrual loans	$10,730	$3,858
Total loans past-due ninety days or more and still accruing	$ 2,220	$ —

Note 5. LOANS—(Continued)

	December 31, 2007	2006	2005
Average investment in impaired loans	$6,429	$1,707	$416

For the years ended December 31, 2007, 2006 and 2005, there was no interest income recognized on impaired loans on either an accrual basis or cash basis for the time that the loans were impaired. No additional funds were committed to be advanced in connection with impaired loans.

Note 6. PREMISES AND EQUIPMENT

Premises and equipment at December 31 consist of the following:

	2007	2006
Land	$ 132	$ 132
Building	1,199	1,133
Equipment, leasehold improvements, furniture and fixtures	6,452	6,209
Assets pending	79	45
Total	7,862	7,519
Less accumulated depreciation and amortization	(4,877)	(4,367)
	$ 2,985	$ 3,152

Total depreciation expense amounted to $641,000, $675,000 and $662,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

The Company leases space for branch and loan premises. Pursuant to the terms of the noncancelable operating lease agreements in effect at December 31, 2007, future minimum rent commitments under these leases are as follows:

	Operating Lease Expense	Sublease Income	Net Lease Expense
2008	$1,065	$ 24	$1,041
2009	848	20	828
2010	593	—	593
2011	376	—	376
2012	340	—	340
After 2012	289	—	289
	$3,511	$ 44	$3,467

Gross rent expense for the years ended December 31, 2007, 2006 and 2005 amounted to $922,000, $887,000 and $855,000, respectively. Total sublease income for the years ended December 31, 2007, 2006 and 2005 amounted to $35,000, $83,000 and $61,000, respectively.

Note 7. DEPOSITS

Deposit account balances at December 31, 2007 and 2006 are summarized as follows:

	2007	2006
Demand deposits, noninterest bearing	$110,125	$111,154
Interest-bearing deposits:		
Interest-bearing demand deposits	15,667	24,615
Money market deposits	190,311	153,406
Savings deposits	12,096	18,071
Time deposits $100,000 or greater	93,689	74,893
Other time deposits	56,067	74,324
	$477,955	$456,463

A summary of total time deposits by maturity at December 31 is as follows:

	2007	2006
Within 1 year	$126,684	$130,234
After 1 year through 3 years	20,353	17,117
After 3 years through 5 years	2,647	1,866
After 5 years	72	—
	$149,756	$149,217

Note 8. REPURCHASE AGREEMENTS

In September 2006, the Company entered into a repurchase agreement totaling $30.0 million, which was collateralized with the acquisition of a $30.0 million US agency security. Interest is at 3-month LIBOR (5.14% at December 31, 2007) plus .53% with an additional downward adjustment if LIBOR falls below 5.4%. The interest rate was 5.41% at December 31, 2007 with an average interest rate of 5.91% during the year. As of December 31, 2007, the $30.0 million repurchase agreement matures within two years. These borrowings are currently secured by a US agency security and a federal agency mortgage-backed security classified as available for sale with a market value of $33.1 million. The repurchase agreement is carried at cost and as structured, does not require derivative accounting.

In July 2007, the Company entered into a repurchase agreement totaling $45.1 million, which was collateralized with the acquisition of a three federal agency mortgage backed securities totaling $47.6 million. Interest is at 3-month LIBOR (5.01% at December 31, 2007) plus .4875% with an additional downward adjustment if LIBOR falls below 5.36%. The interest rate was 5.15% at December 31, 2007 with an average interest rate of 5.55% during the year. As of December 31, 2007, the $45.1 million repurchase agreement matures within four years. These borrowings are currently secured by four federal agency mortgage-backed securities classified as available for sale with a market value of $49.7 million. The repurchase agreement is carried at cost and as structured, does not require derivative accounting.

Note 9. SUBORDINATED NOTES PAYABLE TO SUBSIDIARY TRUSTS

Centennial Capital Trust I

On July 11, 2002, Centennial Capital Trust I, a newly formed Delaware statutory business trust and a wholly-owned subsidiary of the Company (the Trust), issued an aggregate of $6.0 million of principal amount of Floating Rate TRUPS® (Capital Trust Pass-through Securities of the Trust) (the Trust Preferred Securities).

On July 7, 2007, the Trust redeemed 100% of its trust preferred securities that were issued on July 11, 2002 with a maturity date of October 7, 2032, as allowed by the early redemption provisions of the transaction documents concerning those securities. Simultaneously, the Company retired the $6,186,000 principal amount of junior subordinated debentures issued to the Trust that became due and payable upon redemption of the trust preferred securities. The Trust, which was dissolved on July 12, 2007, returned the $186,000 in capital to the Company in exchange for the cancellation of the common securities in that amount originally issued by the Trust to the Company at the close of the transaction in 2002.

Centennial Capital Trust II

On January 15, 2004, Centennial Capital Trust II, a newly formed Delaware statutory business trust and a wholly-owned subsidiary of the Company (the Trust), issued an aggregate of $7.0 million of principal amount of Floating Rate TRUPS® (Capital Trust Pass-through Securities of the Trust) (the Trust Preferred Securities). Bear Stearns & Co., Inc. acted as placement agent in connection with the offering of the Trust Preferred Securities. The securities issued by the Trust are fully guaranteed by the Company with respect to distributions and amounts payable upon liquidation, redemption or repayment. The entire proceeds to the Trust from the sale of the Trust Preferred Securities were used by the Trust in order to purchase $7.0 million in principal amount of the Floating Rate Junior Subordinated Deferrable Interest Debentures due 2034 issued by the Company (the Subordinated Debt Securities).

The Subordinated Debt Securities bear a variable interest rate equal to 3-month LIBOR plus 2.85%. (5.24% + 2.85% = 8.09% at December 31, 2007). The Company used the proceeds of approximately $7 million as a capital infusion for its subsidiary 1st Centennial Bank in August 2004. Total broker and legal costs associated with the issuance amounted to $87,500 and are being amortized over a 5-year period.

Centennial Capital Trust III

On September 28, 2005, Centennial Capital Trust III, a newly formed Delaware statutory business trust and a wholly-owned subsidiary of the Company (the Trust), issued an aggregate of $5.0 million of principal amount of Floating Rate TRUPS® (Capital Trust Pass-through Securities of the Trust) (the Trust Preferred Securities). RBC Dain Rauscher acted as placement agent in connection with the offering of the Trust Preferred Securities. The securities issued by the Trust are fully guaranteed by the Company with respect to distributions and amounts payable upon liquidation, redemption or repayment. The entire proceeds to the Trust from the sale of the Trust Preferred Securities were used by the Trust in order to purchase $5.0 million in principal amount of the Floating Rate Junior Subordinated Deferrable Interest Debentures due 2035 issued by the Company (the Subordinated Debt Securities).

The Subordinated Debt Securities bear interest at 6.032% for the first five years through December 15, 2010 and at a variable interest rate equal to 3-month LIBOR plus 1.45% thereafter. The Company used the proceeds of approximately $5 million as a capital infusion for its subsidiary, 1st Centennial Bank, in September 2005. There was no cost to the Trust associated with the issuance.

Note 9. SUBORDINATED NOTES PAYABLE TO SUBSIDIARY TRUSTS—(Continued)

Centennial Capital Trust III (continued)

As of December 31, 2007 and 2006, accrued interest payable to Centennial Capital Trust II and III totaled $148,000 and $289,000, respectively and are included in other liabilities in the accompanying consolidated statement of condition.

Note 10. RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Company has granted loans to certain directors, principal officers, their immediate families, and affiliated companies in which they are principal shareholders. All loans were made under terms that are consistent with the Company's normal lending policies. Aggregate related party loan transactions were as follows:

	2007	2006
Balance as of January 1	$2,456	$2,430
Net borrowings (payments)	(524)	26
Balance as of December 31	$1,932	$2,456

Deposits from related parties held by the Company at December 31, 2007 and 2006 totaled $4,254,000 and $3,965,000, respectively.

Note 11. STOCK OPTIONS[22]

The Company has an omnibus stock incentive plan which includes, among other awards, both incentive and nonqualified stock options, and authorizes the issuance of stock options to salaried employees and non-employee directors. Incentive stock options are available only to employees of the Company, while nonqualified stock options are available to directors of the Company.

Option prices are determined by the Company's directors and must be equal to or greater than the prevailing market price of the Company's common stock at the time the option is granted. Options are vested at a rate of 20% a year for five years and expire ten years from the date the options are granted. The maximum number of shares reserved for issuance upon exercise of options under the Plan is 1,000,077 shares of the Company's capital stock. The number of stock options remaining available for future issuance is 51,073. Options issued have an exercise price ranging from $2.63 to $28.67 per share. Upon exercise of stock options, it is the Company's policy to issue new shares of stock rather than repurchase existing shares.

[22] All share and per share information has been adjusted to reflect the 50% stock distribution declared to shareholders of record on May 1, 2007, and distributed May 15, 2007.

Note 11. STOCK OPTIONS—(Continued)

The following is a summary of the Company's stock option activity for 2007 and 2006:

	2007		2006	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options granted and outstanding at beginning of year	903,335	$10.44	844,612	$ 8.65
Options granted	119,239	25.14	200,063	16.27
Options exercised	(67,967)	6.46	(94,703)	6.52
Options forfeited	(5,603)	15.62	(46,637)	10.88
Options granted and outstanding at end of year	949,004	$12.54	903,335	$10.44
Options exercisable at year-end	589,843	$ 9.01	514,337	$ 7.84
Weighted average fair value of options granted during year		$10.84		$10.41

Information pertaining to options outstanding at December 31, 2007 is as follows:

	2007				
	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$2.63 to $13.00	460,151	4.35 years	$ 6.72	420,427	$ 6.41
$13.01 to $28.67	488,853	8.02 years	$18.02	169,416	$15.44
Options outstanding at end of year	949,004	6.24 years	$12.54	589,843	$ 9.01

The intrinsic value of options exercised during the year ended December 31, 2007 was $1.3 million. The aggregate intrinsic value of stock options outstanding and exercisable at December 31, 2007 was $6.8 million. The aggregate intrinsic value represents the total pretax intrinsic value based on stock options with an exercise less than the Company's closing stock price of $20.50 as of December 31, 2007, which would have been received by the option holders had those option holders exercised those options as of that date.

	Number of Shares	Weighted Average Grant Date Fair Value
Non-vested options, December 31, 2006	389,000	$ 8.70
Options granted	119,239	$10.84
Options vested	(143,475)	$ 5.65
Options canceled	(5,603)	$ 8.91
Non-vested options, December 31, 2007	359,161	$ 9.90

Note 12. INCOME TAXES

The components of the provision for income taxes at December 31 are as follows:

	2007	2006	2005
Current tax provision:			
Federal	$4,032	$3,698	$2,889
State	1,568	1,316	996
	5,600	5,014	3,885
Deferred tax benefit:			
Federal	(701)	(143)	(527)
State	(198)	(35)	(98)
	(899)	(178)	(625)
	$4,701	$4,836	$3,260

The reasons for the differences between the statutory federal income tax rate and the effective tax rates are summarized as follows:

	2007	2006	2005
Statutory tax rates	34.0%	34.0%	34.0%
Increase (decrease) resulting from:			
State taxes, net of federal tax benefit	7.2	7.2	7.2
Municipal bond income	(2.8)	(1.2)	(0.7)
Cash surrender value of life insurance	(1.7)	(1.5)	(1.3)
Stock compensation expense	0.6	1.8	—
Other, net	0.1	(0.9)	(0.1)
Effective tax rates	37.4%	39.4%	39.1%

The tax effects of the temporary differences in income and expense items that give rise to deferred taxes at December 31 are as follows:

	2007	2006
Deferred tax assets:		
Allowance for loan losses	$ 2,776	$1,974
Employee benefit plans	600	327
State income taxes	331	447
Depreciation and amortization	76	22
Stock-based compensation	146	66
	3,929	2,836
Deferred tax liabilities:		
Net unrealized gain on investment securities available-for-sale	(934)	(111)
Deferred loan costs	(134)	(119)
Goodwill	(602)	(465)
FHLB stock dividends	(110)	(72)
Restricted stock awards	(42)	(38)
	(1,822)	(805)
Net deferred tax asset	$ 2,107	$2,031

Note 13. COMMITMENTS AND CONTINGENCIES

Financial Instruments with Off-Balance-Sheet Risk

The Company is a party to credit related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit and commercial letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated statements of condition.

The Company's exposure to credit loss is represented by the contractual amount of these commitments. The Company follows the same credit policies in making commitments as it does for on-balance sheet instruments.

As of December 31, 2007 and 2006, the following financial instruments were outstanding whose contract amounts represent credit risk:

	2007	2006
Standby letters of credit	$ 10,190	$ 3,231
Unadvanced funds on construction and development loans	115,664	143,676
Unadvanced funds on commercial loans	62,990	63,235
Unadvanced funds on consumer loans	7,772	5,304
Unadvanced funds on equity lines of credit	10,272	10,986
Unadvanced funds on credit card and other loans	3,537	3,060
	$210,425	$229,492

Commitments to extend credit are agreements to lend to customers, provided there is no violation of any conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Commitments are generally variable rate, and many of these commitments are expected to expire without being drawn upon. As such, the total commitment amounts do not necessarily represent future cash requirements. The Company's exposure to credit losses is represented by the contractual amount of these commitments. The Company uses the same credit underwriting policies in granting or accepting such commitments as it does for on-balance-sheet instruments, which consist of evaluating customers' creditworthiness individually.

Standby letters of credit are conditional lending commitments issued by the Company to guarantee the financial performance of a customer to a third party. Those guarantees are primarily issued to support private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. When deemed necessary, the Company holds appropriate collateral supporting those commitments. Management does not anticipate any material losses as a result of these transactions. The Company considers standby letters of credit to be guarantees under *FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*. The amount of the liability related to guarantees on December 31, 2007 was immaterial.

Legal Proceedings

The Company is party from time to time to claims and legal proceedings arising in the ordinary course of business. It is the Opinion of management that the disposition or ultimate determination of such claims and legal proceedings will not have a material adverse effect on the consolidated financial condition and results of operations of the Company.

Note 13. COMMITMENTS AND CONTINGENCIES—(Continued)

Employment Agreements and Special Termination Agreements

The Company has entered into employment agreements with two of its key officers. The agreements provide for a specified minimum annual compensation and the continuation of benefits currently received. However, employment under the agreements may be terminated for cause, as defined, without incurring any continuing obligations. The agreements also acknowledge the establishment of a salary continuation plan to provide benefits to certain executive officers at the age of retirement (See Note 16).

Both of the employment agreements contain special termination clauses which provide for certain lump-sum severance payments within a specified period following a "change in control," as defined in the agreements.

Note 14. EMPLOYEE BENEFIT PLANS

Employee Stock Ownership Plan with 401(k) Provisions (KSOP)

The Company has established an employee stock ownership plan with 401(k) provisions (KSOP) covering substantially all employees of the Company. Employees who have completed six months of service and have attained age 21 are eligible to participate in the KSOP. Employees become fully vested after five years of service. Contributions to the KSOP, whether in cash or securities, are made at the discretion of the Company's Board of Directors in an amount not to exceed the maximum allowable as an income tax deduction. No contributions were made to the employee stock ownership plan portion of the KSOP during the years ended December 31, 2007, 2006 and 2005.

The Company's 401(k) savings and retirement provision to the KSOP includes substantially all employees. The employees attain vesting in the Company's contribution over six years. Employees may contribute up to 75% of their compensation, subject to certain limits based on federal tax laws. Under the terms of the KSOP, the Company may make matching contributions at the discretion of the Board of Directors. Matching contributions to the 401(k) portion of the KSOP by the Company amounted to $73,000, $166,000 and $227,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

Note 15. CONCENTRATION OF CREDIT RISK

The Company services customers in Redlands, Brea, Escondido, Palm Desert, Irwindale and Temecula and has no concentration of deposits with any one particular customer or industry.

At December 31, 2007 and 2006, the Company had approximately $8,246,000 and $17,164,000, respectively, of noninterest-bearing deposits with its correspondent banks, substantially all of which are not insured by the Federal Deposit Insurance Corporation (FDIC). At December 31, 2007 and 2006, approximately 62% and 59%, respectively, of the Company's loan portfolio consisted of construction and development loans (46% and 40%, respectively), residential loans, commercial and multi-family loans.

Note 16. DEFERRED COMPENSATION AGREEMENTS

Salary Continuation Agreements

The Company has entered into salary continuation agreements, which provide for payments to certain officers at the age of retirement. Included in other liabilities at December 31, 2007 and 2006, respectively, is $1,218,000 and $796,000 of deferred compensation related to these agreements. The plans are funded through life insurance policies that generate a cash surrender value to fund the future benefits.

Note 16. DEFERRED COMPENSATION AGREEMENTS—(Continued)

Director Deferred Compensation Agreements

During 2007, the Company entered into director deferred compensation agreements, which provide for payments to each of its non-employee directors at the earlier of age 73 or 5 years from July 20, 2007. Included in other liabilities at December 31, 2007 is $120,000 of deferred compensation related to these agreements. The plans are funded through life insurance policies that generate a cash surrender value to fund the future benefits.

Note 17. SHAREHOLDERS' EQUITY

Minimum Regulatory Requirements

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and its subsidiary must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weighting, and other factors.

Quantitative measures established by the regulations to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2007 and 2006, that the Company and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2007, the Bank and Company were categorized as well capitalized and met all subject capital adequacy requirements, based on the most recent notification from the FDIC. To be categorized as well capitalized, a bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since the notification that management believes have changed the Company's or the Bank's category.

Note 17. SHAREHOLDERS' EQUITY—(Continued)

Minimum Regulatory Requirements (continued)

The Company's and the Bank's actual capital amounts and ratios as of December 31, 2007 and 2006 are as follows:

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2007:						
Total capital to risk-weighted assets:						
Consolidated	$65,006	12.94%	$40,178	8.00%	$50,223	10.00%
1st Centennial Bank	62,859	12.52%	40,172	8.00%	50,215	10.00%
Tier 1 capital to risk-weighted assets:						
Consolidated	58,713	11.69%	20,089	4.00%	30,134	6.00%
1st Centennial Bank	56,566	11.26%	20,086	4.00%	30,129	6.00%
Tier 1 capital to average assets:						
Consolidated	58,713	8.74%	26,870	4.00%	33,587	5.00%
1st Centennial Bank	56,566	8.43%	26,852	4.00%	33,565	5.00%
As of December 31, 2006:						
Total capital to risk-weighted assets:						
Consolidated	61,806	12.92%	$32,284	8.00%	$47,855	10.00%
1st Centennial Bank	59,691	12.47%	32,284	8.00%	47,855	10.00%
Tier 1 capital to risk-weighted assets:						
Consolidated	51,827	10.83%	19,142	4.00%	28,713	6.00%
1st Centennial Bank	53,701	11.22%	19,142	4.00%	28,713	6.00%
Tier 1 capital to average assets:						
Consolidated	51,827	9.46%	21,905	4.00%	27,381	5.00%
1st Centennial Bank	53,701	9.82%	21,885	4.00%	27,356	5.00%

Note 18. RESTRICTIONS ON DIVIDENDS, LOANS AND ADVANCES

Federal and state banking regulations place certain restrictions on dividends paid and loans or advances made by the Bank to the Company. The total amount of dividends that may be paid at any date is generally limited to the retained earnings of the Bank; in addition, dividends paid by the Bank to the Company would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum capital requirements. As of December 31, 2007, the Company does not have any outstanding loans or advances with the Bank. The Company's policy in reference to loans or advances between the Company and the Bank states that any loans will be made in accordance with applicable federal and state regulations regarding affiliate transactions and generally accepted accounting principles.

Note 19. DIVIDENDS PAID

The Company did not pay a cash dividend in 2007, 2006 or 2005. During 2007 and 2006, the Company made a 50% stock distribution, which resulted in the issuance of 1,614,406 and 1,062,656 shares, respectively. During 2005, the Board of Directors approved a 7% stock dividend, which resulted in the issuance of 135,815 shares.

Note 20. OTHER OPERATING EXPENSES

The following sets forth the breakdown of other operating expenses for the years ended December 31:

	2007	2006	2005
Marketing and advertising	$ 966	$1,234	$1,512
Data processing fees	1,087	837	1,056
Professional fees	819	1,081	1,114
Postage, telephone, supplies	539	557	594
Directors' fees	215	220	239
Other operating expense	2,446	2,265	2,377
	$6,072	$6,194	$6,892

Note 21. CONDENSED FINANCIAL STATEMENTS OF PARENT COMPANY

Following is the parent company only financial information for 1st Centennial Bancorp:

STATEMENTS OF CONDITION
December 31, 2007 and 2006
(Dollars In Thousands)

	2007	2006
ASSETS		
Cash	$ 1,014	$ 1,432
Investment in subsidiaries	62,496	58,527
Other assets	1,300	1,061
Total assets	$64,810	$61,020
LIABILITIES AND SHAREHOLDERS' EQUITY		
Subordinated notes payable to subsidiary trusts	$12,300	$18,306
Other liabilities	188	517
	12,488	18,823
Shareholders' equity		
Common stock	29,001	27,998
Retained earnings	21,921	14,038
Accumulated other comprehensive income	1,400	161
Total shareholders' equity	52,322	42,197
Total liabilities and shareholders' equity	$64,810	$61,020

Note 21. CONDENSED FINANCIAL STATEMENTS OF PARENT COMPANY—(Continued)

STATEMENTS OF EARNINGS
Years Ended December 31, 2007, 2006 and 2005
(Dollars In Thousands)

	2007	2006	2005
Income:			
Interest income on capital securities of subsidiary trusts	$ 40	$ 42	$ 27
Expense:			
Interest expense	1,199	1,443	975
Other expense	1,171	1,183	707
Total expense	2,370	2,626	1,682
Loss before equity in undistributed net income of subsidiary	(2,330)	(2,584)	(1,655)
Equity in undistributed net income of subsidiary	9,328	8,957	5,996
Tax benefit	891	1,054	742
Net income	$ 7,889	$ 7,427	$ 5,083

STATEMENTS OF CASH FLOWS
Years Ended December 31, 2007, 2006 and 2005
(Dollars In Thousands)

	2007	2006	2005
OPERATING ACTIVITIES			
Net income	$ 7,889	$ 7,427	$ 5,083
Adjustment to reconcile net income to net cash used in operating activities:			
Equity in undistributed income of subsidiaries	(9,328)	(8,957)	(5,996)
Amortization	6	2	1
Fair value of options and restricted stockawards, in noninterest expense	662	578	49
Increase in other assets	(245)	(298)	(171)
Increase (decrease) in other liabilities	(329)	61	237
Net cash used in operating activities	(1,345)	(1,187)	(797)
INVESTING ACTIVITIES			
Payments from (advances to) subsidiaries	$ 6,500	$ 1,000	$(5,000)
Payments from (advances to) subsidiary trusts	98	—	(155)
Net cash provided by (used in) investing activities	6,598	1,000	(5,155)
FINANCING ACTIVITIES			
Net proceeds from (payments to) subordinated notes payable to subsidiary trusts	(6,006)	—	5,155
Stock repurchases	(440)	—	—
Cash dividends paid in lieu of fractional shares	(6)	(6)	(11)
Proceeds from exercise of stock options	781	617	385
Net cash provided by (used in) financing activities	(5,671)	611	5,529
Net increase (decrease) in cash and cash equivalents	(418)	424	(423)
Cash and cash equivalents, beginning of year	1,432	1,008	1,431
Cash and cash equivalents, end of year	$ 1,014	$ 1,432	$ 1,008

Note 22. FEDERAL HOME LOAN BANK LINE OF CREDIT

The Company is a member of the Federal Home Loan Bank of San Francisco (FHLB). The Company has an available line of credit with the FHLB which provides for advances of up to $84,586,000. FHLB advances at December 31, 2007 totaled $64,500,000 and were at various interest rates ranging from 4.01% to 4.78%. The FHLB advances are collateralized by real estate and commercial loans made by the Company.

Note 23. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

Cash and Cash Equivalents—The carrying amounts of cash and short-term instruments approximate fair value.

Interest-Bearing Deposits in Financial Institutions—The carrying amounts of interest-bearing deposits in financial institutions approximate the estimated fair value of such assets.

Investment Securities—Fair values for securities are based on quoted market prices.

Stock investments, restricted, at cost—The carrying value of restricted stock approximate fair value.

Loans—For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. Fair values for other loans (e.g., commercial real estate and investment property mortgage loans, commercial and industrial loans) are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for non-performing loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Accrued Interest Receivable—The carrying amounts of accrued interest receivable approximate fair value.

Cash Surrender Value of Life Insurance—The carrying amounts of life insurance approximate fair value.

Deposits—The fair values disclosed for demand deposits (e.g., interest and non-interest checking, passbook savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts of variable-rate, fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Accrued Interest Payable—The carrying amounts of accrued interest payable approximate fair value.

Short-Term Borrowings—The carrying amounts for short-term borrowings approximate the estimated fair value of such liabilities.

Borrowings from federal home loan bank—The carrying amounts of borrowings from Federal Home Loan Bank are estimated using discounted cash flow analysis and interest rates currently being offered for borrowings from federal home loan bank with similar terms.

Repurchase agreements—The carrying amounts of repurchase agreements are estimated using discounted cash flow analyses and interest rates currently being offered for repurchase agreements with similar terms.

Note 23. FAIR VALUE OF FINANCIAL INSTRUMENTS—(Continued)

Subordinated Notes Payable to Subsidiary Trusts—The carrying amounts for subordinated notes payable to subsidiary trusts approximate the estimated fair value of such liabilities.

Off-Balance-Sheet Instruments—The carrying amount of commitments to extend credit approximate fair value.

The estimated fair value and related carrying or notional amounts of the Company's financial instruments are as follows:

	December 31,			
	2007		2006	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and cash equivalents	$ 11,075	$ 11,075	$ 21,285	$ 21,285
Interest bearing deposits In financial institutions	1,862	1,862	2,922	3,224
Investment securities, available for sale	126,136	126,136	72,649	72,649
Stock investments, restricted, at cost	3,518	3,518	1,681	1,681
Loans, net	514,644	524,642	426,200	424,454
Accrued interest receivable	4,503	4,503	3,469	3,469
Cash surrender value of life insurance	14,562	14,562	11,639	11,639
Financial liabilities:				
Deposits	477,955	460,666	456,463	452,701
Accrued interest payable	826	826	432	432
Federal funds sold	2,560	2,560	—	—
Borrowings from Federal Home Loan Bank	64,500	64,518	—	—
Repurchase agreements	75,113	74,944	30,000	30,000
Subordinated notes payable to subsidiary trusts	12,300	12,300	18,306	18,306
Off-balance sheet credit related to financial instruments:				
Commitments to extend credit	$210,425	$210,425	$229,492	$229,492

The fair value estimates presented herein are based on pertinent information available to management as of December 31, 2007 and 2006. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these consolidated financial statements since those dates, and therefore, current estimates of fair value may differ significantly from the amounts presented herein.

Note 24. QUARTERLY DATA (UNAUDITED)

	Years Ended December 31,							
	2007				2006			
	(Dollars In Thousands, Except Per Share Data)							
	4th Qtr.	3rd Qtr.	2nd Qtr.	1st Qtr.	4th Qtr.	3rd Qtr.	2nd Qtr.	1st Qtr.
Interest income	$13,106	$12,749	$11,867	$11,457	$11,614	$10,338	$9,799	$8,992
Interest expense	5,510	5,273	4,552	4,172	3,969	3 308	2,764	2,383
Net interest income	7,596	7,476	7,315	7,285	7,645	7 030	7,035	6,609
Provision for loan losses	1,650	300	300	100	500	200	155	465
Net interest income after provision for loan losses	5,946	7,176	7,015	7,185	7,145	6,830	6,880	6,144
Noninterest income	1,183	864	1,255	906	715	697	791	1,168
Noninterest expense	4,555	4,637	4,810	4,938	4,564	4,357	4,705	4,481
Income before provision for income taxes	2,574	3,403	3,460	3,153	3,296	3,170	2,966	2,831
Provision for income taxes	932	1,277	1,314	1,178	1,281	1,321	1,119	1,115
Net income	$ 1,642	$ 2,126	$ 2,146	$ 1,975	$ 2,015	$ 1,849	$1,847	$1,716
Earnings per share (basic)[23]	$ 0.34	$ 0.44	$ 0.44	$ 0.41	$ 0.42	$ 0.39	$ 0.39	$ 0.35
Earnings per share (diluted)[23]	$ 0.31	$ 0.41	$ 0.41	$ 0.38	$ 0.38	$ 0.35	$ 0.35	$ 0.33

23 Adjusted for the 50% stock distribution declared for shareholders of record on May 1, 2007, and distributed May 15, 2007.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company's Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a – 15(c) promulgated under the Exchange Act as of the end of the period covered by this annual report (the "Evaluation Date") have concluded that as of the Evaluation Date, the Company's disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company and its consolidated subsidiary would be made known to them by others within those entities, particularly during the period in which this annual report was being prepared.

Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file under the Exchange Act is accumulated and communicated to our Management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control over Financial Reporting

Management of the Company is responsible for the preparation, integrity, and reliability of the consolidated financial statements and related financial information contained in this annual report. The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America and, as such, include some amounts that are based on judgments and estimates of Management.

Management has established and is responsible for maintaining effective internal control over financial reporting. The Company's internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of Management and Directors of the Company; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal control can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal control may vary over time. The system contains monitoring mechanisms, and actions are taken to correct deficiencies identified.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2007. This assessment was based on criteria for effective internal control over financial reporting described in "Internal Control—Integrated Framework" published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, Management believes that the Company maintained effective internal control over financial reporting as of December 31, 2007.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2007 has been audited by Hutchinson and Bloodgood LLP, an independent registered public accounting firm, as stated in their report appearing in Item 8.

Changes in Internal Controls

There were no significant changes in the Company's internal controls over financial reporting or in other factors in the fourth quarter of 2007 that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

Report of Independent Registered Public Accounting Firm

The attestation report of the independent registered public accounting firm, Hutchinson and Bloodgood LLP, on the Company's internal control over financial reporting is included in Item 8 under the heading "Report of Independent Registered Public Accounting Firm," and is incorporated herein by reference.

ITEM 9B. OTHER INFORMATION

None

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required to be furnished pursuant to this item with respect to Directors and Executive Officers of the Company will be set forth under the caption "Election of Directors" in the Company's proxy statement for the 2008 Annual Meeting of Shareholders (the "Proxy Statement"), which the Company will file with the SEC within 120 days after the close of the Company's 2007 fiscal year in accordance with SEC Regulation 14A under the Securities Exchange Act of 1934. Such information is hereby incorporated by reference.

The information required to be furnished pursuant to this item with respect to compliance with Section 16(a) of the Exchange Act will be set forth under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement, and is incorporated herein by reference.

The information required to be furnished pursuant to this item with respect to the Company's Code of Ethics and corporate governance matters will be set forth under the caption "Corporate Governance" in the Proxy Statement, and is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information required to be furnished pursuant to this item will be set forth under the captions "Executive Officer and Director Compensation" and "Compensation Discussion and Analysis" in the Proxy Statement, and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

Securities Authorized for Issuance Under Equity Compensation Plans

The information required by Item 12 with respect to securities authorized for issuance under equity compensation plans is set forth under "Item 5—Market for Registrant's Common Equity and Issuer Repurchases of Equity Securities" above.

Other Information Concerning Security Ownership of Certain Beneficial Owners and Management

The remainder of the information required by Item 12 will be set forth under the captions "Security Ownership of Certain Beneficial Owners and Management" and "Election of Directors" in the Proxy Statement, and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required to be furnished pursuant to this item will be set forth under the captions "Related Party Transactions" and "Corporate Governance Director Independence" in the Proxy Statement, and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required to be furnished pursuant to this item will be set forth under the caption "Relationship with Independent Registered Public Accounting Firm—Fees" in the Proxy Statement, and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits

Exhibit No.	Description of Exhibits
3.1	Articles of Incorporation of the Company[24]
3.2	Amendment to Articles of Incorporation of the Company[25]
3.3	Amendment to Articles of Incorporation of the Company[26]
3.4	Restated By-Laws of the Company[27]
10.1	Form of Indemnification Agreement[28]
10.2	Amended and Restated Stock Incentive Plan[29]
10.3	1st Centennial Bank Employee Stock Ownership Plan (with 401(k) provisions) dated August 1, 2004[29]
10.4	Employment Agreement of Beth Sanders dated December 1, 2004[29]
10.5	Employment Agreement of Suzanne Dondanville dated December 1, 2004[29]
10.6	Salary Continuation Agreement of Anne Elizabeth Sanders dated December 1, 2001[30]
10.7	Salary Continuation Agreement of Suzanne Dondanville dated December 17, 2002[31]
10.8	Salary Continuation Agreement of Clifford Schoonover dated December 17, 2002[31]
10.9	Amendment to Salary Continuation Agreement of Anne Elizabeth Sanders dated December 1, 2000[32]
10.10	Amendment to Salary Continuation Agreement of Suzanne Dondanville dated December 17, 2002[32]
10.11	Amendment to Salary Continuation Agreement of Clifford Schoonover dated December 17, 2002[32]
10.12	Salary Continuation Agreement of Thomas E. Vessey dated April 7, 2006[33]
10.13	Salary Continuation Agreement of John P. Lang dated April 7, 2006[33]
10.14	Form of Agreement between 1st Centennial Bank and Officers with respect to Death Benefit.[34]
10.15	Indenture for Trust Preferred Securities dated September 28, 2005[35]
10.16	Amended and Restated Declaration of Trust for Trust Preferred Securities dated September 28, 2005[35]
10.17	Guarantee Agreement for Trust Preferred Securities dated September 28, 2005[35]
10.18	Indenture for Trust Preferred Securities dated January 15, 2004[36]
10.19	Amended and Restated Declaration of Trust for Trust Preferred Securities dated January 15, 2004[36]
10.20	Guarantee Agreement for Trust Preferred Securities dated January 15, 2004[36]
10.24	Director Deferred Compensation Plan/Agreement entered into with each non-employee Director effective July 20, 2007[37]

Exhibit No.	Description of Exhibits
21	Subsidiaries of Registrant
23.1	Consent of Hutchinson and Bloodgood LLP
31.1	Certification of Chief Executive Officer (Section 302 Certification)
31.2	Certification of Chief Financial Officer (Section 302 Certification)
32	Certification of Periodic Financial Report (Section 906 Certification)

---

[24] Incorporated by reference to exhibit of the same number on Form S-4 dated October 20, 1999.

[25] Incorporated by reference to exhibit of the same number on Form 10-QSB for the quarter ended June 30, 2002.

[26] Incorporated by reference to exhibit of the same number on Form SB-2 dated March 13, 2003.

[27] Incorporated by reference to exhibit of the same number on Form 8-K dated January 19, 2007.

[28] Incorporated by reference to exhibit 10.2 on Form SB-2 dated March 21, 2001.

[29] Incorporated by reference to exhibit 10.10, 10.9, 10.31 and 10.32, respectively, on Form 10-KSB for the year ended December 31, 2004.

[30] Incorporated by reference to exhibit 10.30 on Form 10-QSB for the quarter ended September 30, 2004.

[31] Incorporated by reference to exhibit 10.17 and 10.18, respectively, on Form SB-2 dated March 13, 2003.

[32] Incorporated by reference to exhibit 10.25, 10.24 and 10.26, respectively, on Form 10-KSB for the year ended December 31, 2003.

[33] Incorporated by reference to exhibit 99.1 on Form 8-K dated April 11, 2006.

[34] Incorporated by reference to exhibit 99.1 on Form 8-K dated November 3, 2006.

[35] Incorporated by reference to exhibit 10.35, 10.36 and 10.37, respectively, on Form 10-Q for the quarter ended September 30, 2005.

[36] Incorporated by reference to exhibit 10.25, 10.26 and 10.27, respectively, on Form 10-QSB for the quarter ended March 31, 2004.

[37] Incorporated by reference to exhibit 99.1 on Form 8-K dated July 20, 2007.

(b) Financial Statement Schedules

Schedules to the financial statements are omitted because the required information is not applicable or because the required information is presented in the Company's Consolidated Financial Statements or related notes.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 6th day of March 2008.

/s/ THOMAS E. VESSEY

Thomas E. Vessey
President and Chief Executive Officer

/s/ BETH SANDERS

Beth Sanders
Executive Vice President and
Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature:	Title:	Date:
/s/ JAMES R. APPLETON **James R. Appleton**	Director	March 06, 2008
/s/ BRUCE J. BARTELLS **Bruce J. Bartells**	Director	March 06, 2008
/s/ CAROLE H. BESWICK **Carole H. Beswick**	Director	March 06, 2008
/s/ LARRY JACINTO **Larry Jacinto**	Director	March 06, 2008
/s/ RONALD J. JEFFREY **Ronald J. Jeffrey**	Director	March 06, 2008
/s/ WILLIAM A. MCCALMON **William A. McCalmon**	Director	March 06, 2008
/s/ PATRICK J. MEYER **Patrick J. Meyer**	Chairman of the Board	March 06, 2008
/s/ STANLEY C. WEISSER **Stanley C. Weisser**	Director	March 06, 2008
/s/ DOUGLAS F. WELEBIR **Douglas F. Welebir**	Director	March 06, 2008
/s/ THOMAS E. VESSEY **Thomas E. Vessey**	Director, President and Chief Executive Officer	March 06, 2008

EXHIBIT 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
(Section 302 Certification)

I, Thomas E. Vessey, certify that:

1. I have reviewed this annual report on Form 10-K of 1st Centennial Bancorp;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiary, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's Board of Directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves Management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 06, 2008

/s/ THOMAS E. VESSEY

Thomas E. Vessey,
President and Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER
(Section 302 Certification)

I, Beth Sanders, certify that:

1. I have reviewed this annual report on Form 10-K of 1st Centennial Bancorp;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiary, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's Board of Directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves Management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 06, 2008

/s/ BETH SANDERS

Beth Sanders,
Executive Vice President and Chief Financial Officer

EXHIBIT 32

CERTIFICATION OF PERIODIC FINANCIAL REPORT
(Section 906 Certification)

Thomas E. Vessey and Beth Sanders hereby certify as follows:

1. They are the Chief Executive Officer and Chief Financial Officer, respectively, of 1st Centennial Bancorp.

2. The Form 10-K of 1st Centennial Bancorp for the year ended December 31, 2007 fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o (d)) and the information contained in the report on Form 10-K fairly presents, in all material respects, the financial condition and results of operations of 1st Centennial Bancorp.

Date: March 06, 2008

/s/ Thomas E. Vessey

Thomas E. Vessey,
Chief Executive Officer

Date: March 06, 2008

/s/ Beth Sanders

Beth Sanders,
Chief Financial Officer

1ST CENTENNIAL
BANCORP

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To Be Held May 22, 2008

TO THE SHAREHOLDERS OF 1ST CENTENNIAL BANCORP:

The Annual Meeting of Shareholders (the "Meeting") of 1st Centennial Bancorp will be held at the Redlands Country Club, 1749 Garden Street, Redlands, California, on Thursday, May 22, 2008, at 6:00 p.m.

At the annual meeting, you will be asked to consider and vote on the following matters:

1. **Election of Directors**. Electing the following ten persons to the Board of Directors to serve until the next Annual Meeting of Shareholders and until their successors are elected and have qualified:

James R. Appleton	William A. McCalmon
Bruce J. Bartells	Patrick J. Meyer
Carole H. Beswick	Thomas E. Vessey
Larry Jacinto	Stanley C. Weisser
Ronald J. Jeffrey	Douglas F. Welebir

2. Transacting such other business as may properly come before the Meeting and any and all adjournments thereof.

The Board of Directors recommends that you vote in favor of the election of the above nominees.

Only shareholders of record at the close of business on March 24, 2008 are entitled to notice of and to vote at the Meeting. **Whether or not you plan to attend the annual meeting, please sign, date and return the enclosed proxy card in the postage paid envelope provided, so that as many shares as possible may be represented at the Meeting.** The vote of every shareholder is important and we will appreciate your cooperation in returning your executed proxy promptly. Each proxy is revocable and will not affect your right to vote in person if you attend the annual meeting. If you hold your shares in certificate form and attend the Meeting, you may simply revoke your previously submitted proxy and vote your shares at that time. If your shares are held by a broker or otherwise not registered in your name, you will need additional documentation from your record holder to vote your shares personally at the Meeting. Please indicate on the proxy whether or not you expect to attend the annual meeting.

We appreciate your continuing support and look forward to seeing you at the annual meeting.

DATED: April 18, 2008

By Order of the Board of Directors

/s/ Sally Flanders

Sally Flanders
Secretary

1ST CENTENNIAL BANCORP
218 East State Street
Redlands, California 92373
(909) 798-3611

PROXY STATEMENT
ANNUAL MEETING OF SHAREHOLDERS
To Be Held May 22, 2008

INTRODUCTION

This Proxy Statement is furnished in connection with the solicitation of proxies for use at the Annual Meeting of Shareholders (the "Meeting") of 1st Centennial Bancorp ("1st Centennial") to be held at the Redlands Country Club, 1749 Garden Street, Redlands, California, at 6:00 p.m., on Thursday, May 22, 2008 and at any and all adjournments thereof.

We expect to mail this Proxy Statement and accompanying Notice to shareholders on approximately April 18, 2008.

The matters to be considered and voted upon at the Meeting will be:

1. **Election of Directors**. To elect ten persons to the Board of Directors to serve until the next Annual Meeting of Shareholders and until their successors are elected and have qualified.

2. To transact such other business as may properly come before the Meeting and any and all adjournments thereof.

Revocability of Proxies

A Proxy for use at the Meeting is enclosed. Any shareholder who executes and delivers such Proxy has the right to revoke it at any time before it is exercised by filing with the Secretary of 1st Centennial[1] an instrument revoking it or a duly executed proxy bearing a later date, or by attending the Meeting and voting in person. (Any shareholder who holds shares in certificate form and attends the Meeting may simply revoke his or her previously submitted proxy and vote their shares at that time. Shareholders whose shares are held by a broker or are otherwise not registered in their own names will need additional documentation from their record holder to vote any shares personally at the Meeting.) Subject to such revocation, all shares represented by a properly executed Proxy received in time for the Meeting will be voted by the proxy holders whose names are set forth in the accompanying Proxy in accordance with the instructions on the Proxy. If no instruction is specified with respect to a matter to be acted upon, the shares represented by the Proxy will be voted in favor of the election of the nominees for directors set forth herein and, if any other business is properly presented at the Meeting, in accordance with the recommendations of the Board of Directors.

Solicitation of Proxies

The solicitation of the Proxy accompanying this Proxy Statement is made by the Board of Directors of 1st Centennial, and we will bear the costs of such solicitation, including preparation, printing and mailing costs. The proxies will be solicited principally through the mails, but officers, directors and employees of 1st Centennial may solicit proxies personally or by telephone. Arrangements will be made with brokerage firms and other custodians, nominees and fiduciaries to forward these proxy solicitation materials to shareholders whose stock in 1st Centennial

[1] As used throughout this Proxy Statement, the terms "1st Centennial," "we," "us" and "our" refer to 1st Centennial Bancorp and its subsidiaries unless the context indicates another meaning.

is held of record by such entities, and we will reimburse such brokerage firms, custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred by them in connection therewith. In addition, we may pay for and utilize the services of individuals or companies we do not regularly employ in connection with this solicitation of proxies, if management determines it advisable.

VOTING SECURITIES

There were 4,878,145 shares of our common stock issued and outstanding on March 24, 2008, which has been set as the record date for the purpose of determining the shareholders entitled to notice of and to vote at the Meeting. The presence, in person or by proxy, of at least a majority of the total number of outstanding shares of our common stock is necessary to constitute a quorum at the Meeting for the transaction of business. Abstentions and broker non-votes are each included in the determination of the number of shares present for determining a quorum but are not counted on any matters brought before the Meeting.

Each holder of common stock will be entitled to one vote, in person or by proxy, for each share of common stock standing in his or her name on the books of 1st Centennial as of the record date for the Meeting on any matter submitted to the vote of the shareholders, except that in connection with the election of directors, the shares are entitled to be voted cumulatively if a candidate's or candidates' name(s) have been properly placed in nomination prior to the voting and a shareholder present at the Meeting has given notice of his or her intention to vote his or her shares cumulatively. If a shareholder has given such notice, all shareholders may cumulate their votes for candidates in nomination. Cumulative voting entitles a shareholder to give one nominee as many votes as is equal to the number of directors to be elected multiplied by the number of shares owned by such shareholder, or to distribute his or her votes on the same principle between two or more nominees as he or she deems appropriate. The ten candidates receiving the highest number of votes will be elected. If cumulative voting is declared at the Meeting, votes represented by Proxies delivered pursuant to this Proxy Statement may be cumulated in the discretion of the proxy holder, in accordance with the recommendations of the Board of Directors. Shares represented by proxies that are marked with instructions to "withhold authority" for the election of one or more director nominees or that are not voted (whether by abstention or otherwise) will not be counted in determining the number of votes cast for those persons. If any other matter should be submitted to the shareholders at the Meeting, a majority of votes cast would decide the outcome of such matter.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Management knows of no person who owned beneficially more than 5% of the outstanding common stock of 1st Centennial as of March 24, 2008. Information concerning the stock ownership of the Company's executive officers, directors and nominees for director is set forth below under "ELECTION OF DIRECTORS."

ELECTION OF DIRECTORS

Our Bylaws currently provide that the number of directors shall be not fewer than eight nor more than thirteen until changed by a bylaw amendment duly adopted by the vote or written consent of our shareholders. The Bylaws further provide that the exact number of directors shall be fixed from time to time, within the foregoing range, by a bylaw or amendment thereof or by a resolution duly adopted by the vote or written consent of our shareholders or by our Board of Directors. The exact number of directors is presently fixed at ten.

The first ten persons named below, all of whom are present members of the Board of Directors, will be nominated for election to serve as directors until the next Annual Meeting of Shareholders and until their successors are elected and have qualified. Votes will be cast pursuant to the enclosed Proxy in such a way as to effect the election of said ten nominees, or as many thereof as possible under applicable voting rules. In the event that any of the nominees should be unable to serve as a director, it is intended that the Proxy will be voted for the election of such substitute nominee, if any, as shall be designated by the Board of Directors. Management has no reason to believe that any nominee will become unavailable.

The following table sets forth certain information as of March 24, 2008 with respect to (i) each of the persons to be nominated by the Board of Directors for election as directors, (ii) each of our directors and executive officers, and (iii) our directors and executive officers as a group:

Name, Address and Offices Held with 1st Centennial[2]	Principal Occupation for the Past Five Years	Age	Year First Elected or Appointed Director	Common Stock Beneficially Owned on March 24, 2008		
				Number of Shares[3]	Vested Option Shares[4]	Percentage of Shares Outstanding[5]
James R. Appleton Director	Chancellor (formerly President), University of Redlands	71	2001 (2001)[6]	83,339[7]	5,291	1.81%
Bruce J. Bartells Vice Chairman of the Board	Retired/ Part-Time Consultant[8]	63	1999 (1992)[6]	83,190[7]	27,583	2.26%
Carole H. Beswick Director	President and Chief Executive Officer, Inland Action, Inc. (Non-Profit Corporation)[9]	66	2000 (1990)[6]	89,586[7,10]	27,583	2.39%
Larry Jacinto Director	President, L.J. Construction, Inc., L.J. Farming, Inc., Pangahamo Materials, Inc., Mentone Enterprises, Inc., and L.J. Racing, Inc.	58	2000 (1998)[6]	213,285[7,11]	5,291	4.48%
Ronald J. Jeffrey Director	Vice President Tri-City Acoustics, Inc.	64	2000 (1990)[6]	94,037[7]	27,583	2.48%

[2] All offices held apply to both 1st Centennial Bancorp and 1st Centennial Bank unless otherwise indicated. The business address of each of the executive officers and directors is 218 East State Street, Redlands, California 92373.

[3] Except as otherwise noted, may include shares held by such person's spouse (except where legally separated) and minor children, and by any other relative of such person who has the same home; shares held in "street name" for the benefit of such person; shares held by a family trust as to which such person is a trustee and primary beneficiary with sole voting and investment power (or shared power with a spouse); or shares held in an Individual Retirement Account or pension plan as to which such person is the sole beneficiary and has pass-through voting rights and investment power.

[4] Represents option shares which are vested or will vest within 60 days of March 24, 2008 pursuant to our 2001 Stock Incentive Plan. (See "EXECUTIVE OFFICER AND DIRECTOR COMPENSATION – Outstanding Equity Awards at Fiscal Year-End" and " – Compensation of Directors.")

[5] This percentage is based on the total number of shares of 1st Centennial's common stock outstanding, plus the numbers of option shares for the applicable individual or group which are vested or will vest within 60 days of March 24, 2008 pursuant to our 2001 Stock Incentive Plan. (See "EXECUTIVE OFFICER AND DIRECTOR COMPENSATION – Outstanding Equity Awards at Fiscal Year-End" and " – Compensation of Directors.")

[6] Year first elected or appointed a director of 1st Centennial Bank.

[7] Includes 2,166 shares of restricted stock (see "EXECUTIVE OFFICER AND DIRECTOR COMPENSATION – Compensation of Directors").

[8] Mr. Bartells retired on December 31, 2007 from his position as Executive Vice President of Dekker, Ltd., a software development company in Ontario, California, which position he held since April 2005. Previously, he served as Chief Executive Officer and Chief Financial Officer of Wilden Pump & Engineering in Grand Terrace, California since 1995.

[9] Mrs. Beswick has been President and Chief Executive Officer of Inland Action, Inc., a non-profit corporation located in San Bernardino, California which acts as a catalyst for the economic well-being and betterment of the Inland Empire of California, since January 2007. Previously, she was an owner of Paper Partners, Inc. in Redlands, California since 1989.

[10] Includes 3,412 shares held by Mrs. Beswick as trustee for her adult son, as to which shares Mrs. Beswick has shared voting and investment power.

[11] Includes 343 shares held by Mr. Jacinto as custodian for his grandson, as to which shares Mr. Jacinto has shared voting and investment power.

(Table and footnotes continued on following page.)

Name, Address and Offices Held with 1st Centennial[2]	Principal Occupation for the Past Five Years	Age	Year First Elected or Appointed Director	Common Stock Beneficially Owned on March 24, 2008: Number of Shares[3]	Vested Option Shares[4]	Percentage of Shares Outstanding[5]
William A. McCalmon Director	President and Owner, RPM Insurance Services, Inc. (Registered Securities Principal of Associated Securities Corporation)	62	2000 (1990)[6]	79,949[7,12]	18,874	2.02%
Patrick J. Meyer Chairman of the Board	Owner, Urban Environs (Land Planning Consultation)	56	1999 (1990)[6]	121,660[7]	22,083	2.93%
Thomas E. Vessey President, Chief Executive Officer and Director	President and Chief Executive Officer, 1st Centennial Bancorp and 1st Centennial Bank[13]	68	2005 (2005)[6]	9,927[14]	79,605	1.81%
Stanley C. Weisser Director	Retired (formerly Chief Executive Officer and Pharmacist, Network Pharmaceuticals)	66	2001 (2001)[6]	54,614[7]	18,874	1.50%
Douglas F. Welebir Director	Attorney-at-Law, Welebir Tierney & Weck, APLC (formerly Welebir & McCune)	65	2000 (1990)[6]	103,408[7,15]	27,583	2.67%
Beth Sanders Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer, 1st Centennial Bancorp and 1st Centennial Bank[13]	56	n/a	53,074[16]	87,741	2.84%
Suzanne Dondanville Executive Vice President and Chief Operating Officer, 1st Centennial Bank	Executive Vice President and Chief Operating Officer, 1st Centennial Bank[13]	45	n/a	7,086[14]	58,789	1.33%
John P. Lang Executive Vice President and Chief Credit Officer, 1st Centennial Bank	Executive Vice President and Chief Credit Officer, 1st Centennial Bank[13]	61	n/a	–	13,500	0.28%
Directors and Executive Officers as a Group (13 persons)				993,155[14,16]	420,380	26.68%

(Certain footnotes appear on previous page.)

[12] Includes 7,150 shares held by Mr. McCalmon as a trustee for the trust of a deceased relative, and 950 shares held jointly with his mother; as to all of which shares he has shared voting and investment power.

[13] For additional information concerning this individual's principal occupation or employment, see the narrative discussion which follows this table.

[14] Includes 1,607 and 1,821 shares allocated to the accounts of Mr. Vessey and Mrs. Dondanville, respectively, pursuant to 1st Centennial's Employee Stock Ownership Plan with 401(k) Provisions ("KSOP"), as to which shares these individuals have pass-through voting rights and investment power.

[15] Includes 67,396 shares held by the Welebir & McCune Retirement Trust, of which Mr. Welebir is a co-trustee, as to which shares Mr. Welebir has shared voting and investment power, and 8,005 pledged shares.

[16] Includes 928 shares allocated to Mrs. Sanders' account pursuant to 1st Centennial's Employee Stock Ownership Plan, and 1,158 shares allocated to Mrs. Sanders' account pursuant to 1st Centennial's 401(k) Plan; as to all of which shares Mrs. Sanders has pass-through voting rights and investment power.

The following provides additional information concerning the principal occupation or employment for each of the executive officers of 1st Centennial Bank and 1st Centennial Bancorp for the past five years:

Thomas E. Vessey has served as President and Chief Executive Officer of both 1st Centennial Bank and 1st Centennial Bancorp since October 2004. Previously he served as Executive Vice President and Chief Credit Officer of 1st Centennial Bank since March 2002. Mr. Vessey has also served as a director of both 1st Centennial Bank and 1st Centennial Bancorp since May 2005.

Beth Sanders has served as Executive Vice President and Chief Financial Officer of 1st Centennial Bancorp since it was formed in 1999. She has also been Chief Financial Officer of 1st Centennial Bank since its inception in 1990, and was promoted to Executive Vice President in 1997.

Suzanne Dondanville has been Executive Vice President and Chief Operating Officer of 1st Centennial Bank since January 2003. Previously, she served as Senior Vice President/Marketing and Strategic Development of 1st Centennial Bank since January 2001.

John P. Lang has served as Executive Vice President and Chief Credit Officer of 1st Centennial Bank since April 2005. Previously, he served as Director of Finance and Investments for Citizens Business Bank in Ontario, California from 2001 through 2005.

CORPORATE GOVERNANCE

General

The Board of Directors believes that it is important to encourage the highest level of corporate ethics and responsibility. We are proud that we adopted the corporate governance requirements of Nasdaq when they were first implemented, even though our stock is not listed on Nasdaq and we are therefore not legally required to do so. We have also fully implemented all of the corporate governance requirements of the SEC.

Code of Ethics

We have adopted a Code of Ethics which applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. The Code of Ethics requires that our directors, officers and employees avoid conflicts of interest, comply with all laws and other legal requirements, conduct business in an honest and ethical manner and otherwise act with integrity and in 1st Centennial's best interests. Under the terms of the Code of Ethics, directors, officers and employees are required to report any conduct that they believe in good faith to be an actual or apparent violation of the Code of Ethics. The Code of Ethics may be found on our web site at "www.1stcent.com" under the topic "Investor Information – Corporate Governance." We intend to post notice of any waiver from, or amendment to, any provision of our Code of Ethics on this web site.

Procedures for Reporting Concerns about Accounting, Internal Accounting Controls or Auditing Matters

As a mechanism to encourage compliance with the Code of Ethics, we have established procedures for (i) receiving, retaining and addressing complaints received regarding accounting, internal accounting controls or auditing matters; (ii) allowing employees to anonymously report any problems they may detect with respect to such matters; and (iii) reporting any suspected violations of the Code or of law. The Code of Ethics also prohibits 1st Centennial from retaliating against any director, officer or employee who makes a good faith report of a suspected violation of the Code or of law (even if the report is mistaken), or against anyone who assists in the investigation of a reported violation.

Director Independence

The overwhelming majority of the members of our Board of Directors have historically been independent, and our Audit, Personnel and Compensation, and Corporate Governance and Nomination Committees are comprised solely of independent directors in accordance with SEC and Nasdaq requirements. The Board has determined that all of its directors, other than the President and Chief Executive Officer, are "independent" as that term is defined by the Nasdaq rules.

Director Attendance

Board and Committee Meeting Attendance. During the fiscal year ended December 31, 2007, our Board of Directors held a total of twelve meetings. Each of our directors attended at least 75% of the aggregate of (1) the total number of such meetings, and (2) the total number of meetings held by all committees of the Board on which such director served during 2007.

Director Attendance at Annual Meetings of Shareholders. The Board believes it is important for all directors to attend the annual meeting of shareholders in order to show their support for 1st Centennial and to provide an opportunity for shareholders to communicate any concerns to them. Our policy is that all directors are expected to attend each annual meeting of shareholders unless personal or family illness or other compelling personal or business circumstances prevent attendance. All but two of our directors attended our annual meeting of shareholders in 2007.

Shareholder Communications with Board of Directors

Shareholders may communicate with the Board of Directors or with any individual director by mailing a communication to our principal executive offices addressed to the Board of Directors or to the individual director. All of such communications, except those clearly of a marketing nature, will be forwarded unopened directly to the appropriate director or presented to the full Board of Directors at the next regularly scheduled Board of Directors' meeting.

Director Nomination Procedures, Qualifications and Related Matters

Procedure for Consideration of Director Nominees. Prior to making any recommendations concerning the nomination of directors for each year's annual meeting, the Company's Corporate Governance and Nomination Committee shall:

- Evaluate the performance, attendance records of, and any loans or other transactions between 1st Centennial Bancorp or 1st Centennial Bank and each of the current Board members proposed for reelection, and on that basis consider the appropriateness of such members standing for reelection.
- Review the composition and size of the Board in order to ensure that the Board is comprised of members reflecting the proper expertise, skills, attributes and personal and professional backgrounds for service as directors of 1st Centennial.
- Consider the need to augment the Board for any specific purpose.
- Review and consider any additional requests from outside parties to serve as directors.
- If a new nominee is needed, determine the specific skills and experience desired in a new director.
- In such case, identify potential nominees who have such skills and experience, determine whether the potential nominees are shareholders of 1st Centennial, investigate the potential nominee's background, develop personal knowledge about the candidate, develop a consensus of the directors with respect to which potential nominee would be best suited for the position, determine whether the candidate is interested, and vote on the recommended nomination.

In identifying and evaluating potential nominees, the Corporate Governance Committee shall consider recommendations from directors, officers and employees of 1st Centennial Bancorp and 1st Centennial Bank, as well as persons recommended by our shareholders, and shall evaluate persons recommended by directors, officers or employees in the same manner as those recommended by shareholders in selecting Board nominees.

Director Qualifications. In considering possible candidates for election as a director, the Corporate Governance Committee shall be guided by the principle that each director should:

- Be an individual of the highest ethical character and integrity.
- Have substantial experience which is of particular relevance to 1st Centennial.
- Have the ability and willingness to devote sufficient time to 1st Centennial's affairs.
- Have a meaningful financial stake in 1st Centennial so as to assure that every director's interests are aligned with those of the shareholders.
- Be knowledgeable about the business activities and market areas in which 1st Centennial and its subsidiaries engage.
- Have an excellent personal and professional reputation in and commitment to one or more communities in which we do business.
- Have an inquiring mind, a willingness to ask hard questions, and the ability to work constructively with others.
- Have the ability and desire to exercise independent thinking when considering matters brought before the Board, and not be unduly influenced by the opinions of others.
- Have no conflict of interest that would interfere with his or her performance as a director.
- Have the capacity and desire to represent the best interests of the shareholders as a whole and not primarily a specific interest group or constituency.

In considering the desirability of any particular candidate as a potential director, the Corporate Governance Committee shall also consider the fit of the individual's skills and personality with those of other directors and potential directors in building a board that is effective, collegial and responsive to the needs of 1st Centennial. While the Corporate Governance Committee believes that every director should possess as many as possible of the above attributes, it has not established any specific group of such attributes as "minimum qualifications" for serving as a director.

Consideration of Shareholder Recommendations. In considering any additional requests from outside parties to serve as directors, including parties recommended by shareholders, the Corporate Governance Committee shall follow the same principles outlined above, and shall request of any potential nominee such information, including a completed Directors' and Officers' Questionnaire of the same type completed by each of our existing directors and executive officers each year in connection with the preparation of our proxy materials, as the Corporate Governance Committee deems necessary to enable it to properly evaluate such person's qualifications and to be aware of any information concerning such person which might require disclosure to shareholders pursuant to the SEC rules concerning proxy statements.

A shareholder wishing to submit recommendations for director candidates for election at an annual meeting of shareholders must do so in writing by December 15 of the previous calendar year, and must include the following in the written recommendation:

- A statement that the writer is a shareholder and is proposing a candidate for consideration.
- The name and contact information for the candidate.
- A statement of the candidate's business and educational experience.
- Information regarding the candidate's qualifications to be director.
- The number of shares of 1st Centennial's stock owned either beneficially or of record by the candidate and the length of time such shares have been so owned.
- The written consent of the candidate to serve as a director if nominated and elected.
- Information regarding any relationship or understanding between the proposing shareholder and the candidate.
- A statement that the proposed candidate has agreed to furnish 1st Centennial all information (including the completion of a Directors' and Officers' Questionnaire as described above) as we deem necessary to evaluate such candidate's qualifications to serve as a director.
- As to the shareholder giving the notice:
  - the name and address of the shareholder; and
  - the number of shares of 1st Centennial's stock which are owned beneficially or of record by the shareholder.

Nominations by Shareholders. The procedures for nominating directors (as opposed to making recommendations pursuant to the above procedure), other than by 1st Centennial, are set forth in our Bylaws, which provide in pertinent part as follows:

> "Nominations for election of members of the Board of Directors may be made by the Board of Directors or by any shareholder entitled to vote for the election of directors. Notice of intention to make any nominations by a shareholder shall be made in writing and shall be delivered or mailed to and received by the Secretary of the Corporation not less than one hundred twenty (120) calendar days in advance of the date corresponding to that on which the Corporation's proxy statement was released to the shareholders in connection with the previous year's annual meeting of shareholders; provided, however, that in the event that no annual meeting was held in the previous year or the date of the annual meeting has been changed by more than thirty (30) days from the date contemplated at the time of the previous year's proxy statement, notice by the shareholder must be received by the Secretary of the Corporation not later than the close of business on the later of (i) one hundred and twenty (120) days prior to such annual meeting; or (ii) ten (10) days after the date the notice of such meeting is sent to shareholders pursuant to Section 2.2(d) of these Bylaws.... Such notification shall contain the following information to the extent known to the notifying shareholder: (a) the name and address of each proposed nominee; (b) the principal occupation of each proposed nominee; (c) the number of shares of voting stock of the Corporation owned by each proposed nominee; (d) the name and residence address of the notifying shareholder and the beneficial owner, if any, on whose behalf the nomination is made; and (e) the number of shares of voting stock of the Corporation owned beneficially and of record by the notifying shareholder and such beneficial owner."

For our 2009 Annual Meeting of Shareholders, written notice of intention to make any nominations must be received no later than December 19, 2008.

COMMITTEES OF THE BOARD

Audit Committee

General. Our Board of Directors has, among others, a standing Audit Committee, composed of directors Bartells (Chairman), Appleton, Jeffrey, McCalmon, Meyer and Welebir, each of whom is an independent director as defined by the rules of Nasdaq. No member of the Audit Committee, other than in his capacity as a member of the Board of Directors or the Audit Committee, may accept any consulting, advisory or other compensatory fee from 1st Centennial. Each Audit Committee member also meets Nasdaq's financial knowledge requirements and has substantial experience as the chief executive officer or equivalent of his or her respective business or profession. The Board of Directors has determined that Bruce J. Bartells, Chairman of the Audit Committee, is an "audit committee financial expert" as defined under the SEC's rules.

The purpose of the Audit Committee is to meet with our outside auditors in order to fulfill the legal and technical requirements necessary to adequately protect our directors, shareholders, employees and depositors. It is also the responsibility of the Audit Committee to select our independent registered public accounting firm and to make certain that this firm has the necessary freedom and independence to freely examine all of our records. The Audit Committee reviews the scope of external and internal audits, and meets monthly, or as needed, to review and assess the results of examinations of all applicable regulatory agencies and of our independent accountants. The Committee then reports any significant findings to the Board. Prior to the public release of annual and quarterly financial information, the Committee discusses with management and the independent accountants the results of the independent accountants' audit or limited review procedures associated with this information. Further, the Audit Committee pre-approves all audit and permissible non-audit services to be performed by the independent accountants, with certain de minimis exceptions. The Audit Committee also reviews our financial disclosure documents, management perquisites, material litigation and regulatory proceedings and other issues relative to potentially significant corporate liability. Finally, the Audit Committee has ultimate responsibility for determining matters of interpretation with respect to the audit and accounting related portions of our Code of Ethics, and for making all final decisions concerning any disciplinary actions relating to those portions of the Code. During the fiscal year ended December 31, 2007, the Audit Committee held a total of 16 meetings.

Audit Committee Charter. The Board of Directors has adopted an Audit Committee charter, which outlines the purpose of the Audit Committee, delineates the membership requirements and addresses the key responsibilities of the Committee. The charter may be found on our website, www.1stcent.com, under the topic "Investor Information - Corporate Governance."

Audit Committee Report. Our Audit Committee has reviewed and discussed with management our audited consolidated financial statements as of and for the fiscal year ended December 31, 2007. The committee has discussed with our independent auditors, which are responsible for expressing an opinion on the conformity of our audited consolidated financial statements with generally accepted accounting principles, the matters required to be discussed by Statement on Auditing Standards No. 114, including their judgments as to the quality of our financial reporting. The committee has received from the independent auditors written disclosures and a letter as required by the Independence Standards Board, Standard No. 1, as amended, and discussed with the independent auditors the firm's independence from management and from 1st Centennial. In considering the independence of our independent auditors, the committee took into consideration the amount and nature of the fees paid the firm for non-audit services, as described on page 24 below. The Audit Committee also reviewed management's report on its assessment of the effectiveness of 1st Centennial's internal control over financial reporting and the independent registered public accounting firm's report on the effectiveness of 1st Centennial's internal control over financial reporting.

In reliance on the review and discussions described above, the Committee recommends to the Board of Directors that the year-end audited consolidated financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2007 for filing with the SEC.

Submitted by:
Bruce J. Bartells, Chairman
James R. Appleton William A. McCalmon
Ronald J. Jeffrey Patrick J. Meyer
Douglas F. Welebir

Personnel and Compensation Committee

General. Our Board of Directors has a Personnel and Compensation Committee (the "Compensation Committee"), of which directors Appleton (Chairman), Beswick, Meyer, Weisser and Welebir are members. The Compensation Committee met six times during 2007. All of the members of the Compensation Committee are "independent" under the Nasdaq rules. The primary functions of this committee are to (i) establish compensation plans designed to further the goals and objectives of the Committee as in effect from time to time, including non-equity incentive plans designed to align pay with performance and reward our executive officers for meeting established financial and performance goals; (ii) evaluate the performance of our Chief Executive Officer ("CEO") in light of our goals and objectives, and set the CEO's compensation levels and components based on this evaluation; (iii) based in part on the recommendations of the CEO, annually evaluate the performance of our other executive officers and determine their compensation in a similar manner as that of the CEO; (iv) consider and make recommendations to the Board of Directors concerning 1st Centennial's equity-based compensation plans; (v) administer and implement such plans, including, but not limited to approving option grants and restricted stock or other awards to our Named Executive Officers (as defined on page 17 below); (vi) assess the desirability of, and make recommendations to the Board with respect to, any proposed new equity-based compensation plans, or increases in shares reserved under existing equity plans; (vii) review and approve any employment agreements, salary continuation agreements or other contractual arrangements with any officers; (viii) produce an annual report on executive compensation, and review and approve the Compensation Discussion and Analysis appearing in the Proxy Statement, (ix) have the ultimate responsibility for determining matters of interpretation with respect to the non-audit or accounting related portions of our Code of Ethics, and for making all final decisions concerning any disciplinary actions relating to those portions of the Code; and (x) review and make recommendations to the Board concerning personnel policies and any similar documents relating to personnel matters which require Board approval.

Compensation Committee Charter. The Board of Directors has adopted a Personnel and Compensation Committee charter, which outlines the purpose of the Compensation Committee, delineates the membership requirements and addresses the key responsibilities of the Committee. The charter may be found on our website, www.1stcent.com, under the topic "Investor Information - Corporate Governance."

Compensation Committee Interlocks and Insider Participation in Compensation Decisions. The persons named above were the only persons who served on the Compensation Committee during the fiscal year ended December 31, 2007. None of these individuals has ever been an officer or employee of 1st Centennial or any of its subsidiaries. None of our executive officers serves as a member of the Board of Directors or compensation committee of any other entity that has one or more executive officers serving as a member of our Board of Directors or our Compensation Committee.

Compensation Committee Report. In performing its oversight role, the Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis included in this Proxy Statement with management. Based on such review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement to be filed on Schedule 14A with the SEC.

Submitted by the Compensation Committee of 1st Centennial's Board of Directors.

James R. Appleton, Chairman

Carole H. Beswick	Stanley C. Weisser
Patrick J. Meyer	Douglas F. Welebir

Corporate Governance and Nomination Committee

General. 1st Centennial has a standing Corporate Governance and Nomination Committee (the "Corporate Governance Committee") of which directors Weisser (Chairman), Appleton, Beswick, Jacinto, Jeffrey, McCalmon and Meyer are members. The Corporate Governance Committee met once during 2007. All of the members of the Corporate Governance Committee are "independent" directors under the Nasdaq rules. We do not pay fees to any third party to identify or evaluate or assist in identifying or evaluating potential nominees. The Board and the Corporate Governance Committee have adopted specific policies and procedures concerning the director nomination process, in accordance with which the Corporate Governance Committee considers various matters and criteria and on that basis recommends the proposed slate of nominees to the full Board. The specific procedures and criteria which the Corporate Governance Committee follows and considers in making its decisions concerning recommended nominations for directors are described above under "CORPORATE GOVERNANCE – Director Nomination Procedures, Qualifications and Related Matters."

Committee Charter. The Board of Directors has adopted a Corporate Governance and Nomination Committee charter, which outlines the purpose of the Corporate Governance Committee, delineates the membership requirements and addresses the key responsibilities of the Committee. The charter may be found on our website, www.1stcent.com, under the topic "Investor Information – Corporate Governance."

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Based solely upon a review of Forms 3, 4 and 5 and amendments thereto furnished to 1st Centennial during and with respect to its 2007 fiscal year, no director, executive officer or beneficial owner of 10% or more of our common stock failed to file, on a timely basis, reports required during or with respect to 2007 by Section 16(a) of the Securities Exchange Act of 1934, as amended, except for Mr. Jacinto, who inadvertently failed to timely file one report on Form 4 with respect to one small purchase; and Mr. Jeffrey, who inadvertently failed to file two reports on Form 4 concerning two small purchases.

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Philosophy

The Compensation Committee's primary objective is to attract and retain highly qualified executives who are motivated to achieve our objectives, which include maximizing both long-and short-term shareholder value. Key elements of this philosophy include:

- Establishing compensation plans that deliver pay commensurate with 1st Centennial's performance, as measured by operating, financial and strategic objectives;
- Providing equity-based incentives for our Named Executive Officers to ensure that they are motivated over the long term as owners, rather than just as employees;
- Providing short-term and long-term compensation that rewards our Named Executive Officers meeting certain financial and performance goals;
- Providing total cash compensation, including base salaries and incentives for our Named Executive Officers, targeted at approximately the 75th percentile of comparable California commercial banks and bank holding companies. For the Named Executive Officers to receive this

level of cash compensation, 1st Centennial must achieve financial performance at a similarly high level; and

- Addressing internal pay equity considerations, so that the compensation of the Chief Executive Officer (the "CEO") is fair and reasonable in relation to that of the other Named Executive Officers, and the compensation of the other Named Executive Officers is as nearly equal as possible, should individual performance warrant it, reflecting the Committee's belief that, absent unusual circumstances, each of the other Named Executive Officers contributes equally to 1st Centennial.

Components of executive compensation include base salaries, annual incentive bonuses, stock options and salary continuation agreements (executive retirement plans). During 2007, the Compensation Committee reviewed and approved the total compensation package of each Named Executive Officer.

Process for Making Compensation Decisions

Roles of the Compensation Committee and the Compensation Consultant. The Compensation Committee has responsibility for establishing, implementing and continually monitoring adherence with 1st Centennial's compensation philosophy and the goals of 1st Centennial Bank (the "Bank") as they pertain to the Named Executive Officers. The Committee has the authority to engage consultants as necessary and to request other information as needed to fairly measure, monitor and control the overall compensation of the Named Executive Officers. For 2007, the Committee again engaged JLR Associates, Management Consultants ("JLR"), an Irvine, California-based consulting firm specializing in compensation program design and evaluation for the financial services industry, to assist in establishing targeted aggregate levels and components of executive compensation. JLR performed studies of compensation for executive-level management at comparable peer group financial institutions to assist the Committee in evaluating and determining appropriate market-level compensation. Similar studies were done for 2008. JLR also provided the Committee with industry-specific, but not company-specific, data to assist in establishing total compensation for our Named Executive Officers. This data included results from the compensation surveys conducted by the California Bankers Association and the California Department of Financial Institutions for banking institutions similar in size to 1st Centennial. The results of the JLR studies provided the Committee with the starting point for the analysis of compensation for our Named Executive Officers for 2007.

Based on information in the studies, advice from JLR, recommendations of the CEO (in the case of the other Named Executive Officers), and independent analysis performed by the Committee, the Committee established compensation levels for the Named Executive Officers, including the parameters for base salaries, stock options, executive retirement plans, and cash incentive programs that were appropriate for the Named Executive Officers and in alignment with our compensation philosophy. The specific factors considered are discussed in detail under "Measures of Achieving Performance Objectives" and "Elements of Executive Cash Compensation."

In establishing compensation levels and components for the Named Executive Officers, the Compensation Committee also evaluates the performance of the CEO, and considers the CEO's performance evaluations of the other Named Executive Officers, on an annual basis. In its evaluation, the Committee considers, among other things, (i) the Bank's financial performance, including return on equity ("ROE") and return on assets; (ii) the individual's contribution to meeting 1st Centennial's overall goals; (iii) the individual's performance of job responsibilities and achievement of individual and/or departmental objectives; and (iv) his or her management and leadership skills, including effective communication, problem solving, business development and community involvement.

Role of the Chief Executive Officer. Each year, the CEO reviews the performance of each Named Executive Officer, other than himself. As part of each annual performance evaluation, he considers, among other things, the same general performance and skills criteria listed in the preceding paragraph, which the Committee considers in evaluating the performance of the CEO and considering his performance reviews of the other Named Executive Officers. Based on this evaluation, the CEO determines recommendations for each such officer for salary adjustments, including merit increases, and annual incentive award amounts, and submits such recommendations to the Compensation Committee for its approval. The Compensation Committee then reviews the CEO's recommendations based on the incentive program and can modify a recommended amount in its discretion. The CEO is not a member of the Compensation Committee, but is invited to attend meetings of the Committee as necessary to provide requested input and recommendations on compensation for the other Named Executive Officers.

Measures of Achieving Performance Objectives

Base Salaries and Targeted Overall Compensation. As discussed above under "Roles of the Compensation Committee and the Compensation Consultant," the Committee again engaged JLR in 2007 to assist in establishing targeted levels and components of compensation for the Named Executive Officers. JLR performed a study of compensation for executive-level management at a peer group of financial institutions to assist the Committee in evaluating and determining appropriate market-level compensation and performance measures. Base salary levels were established based on comparisons to this peer group of 20 publicly traded California banks and bank holding companies for which compensation data for executives is available, which were of relatively similar asset size to the Bank's anticipated size at the end of 2007 (the "Compensation Peer Group").[17] Information from the aforementioned surveys was also used. Targeted overall compensation levels were also established in relation to the Compensation Peer Group, subject to both the Bank and the individual meeting various performance criteria. An important element of determining the actual bonus amounts was the Bank's performance with respect to a different selected peer group matched more precisely to the Bank with respect to asset size and geographic location. The peer group used for the performance comparison consisted of 20 community banks located in the Southern California counties of San Bernardino, Riverside, Los Angeles, Orange, San Diego, Ventura, and Santa Barbara, including ten larger and ten smaller than the Bank, in each case the ten closest to the Bank's asset size (the "Performance Peer Group"[18]), based on the Bank's asset size as of September 2006. The Performance Peer Group is subject to modification quarterly due to mergers or other changes affecting banks in the peer comparison, and the Compensation Peer Group is adjusted or selected annually.

The JLR study for base salary and targeted overall compensation purposes covered in detail those individuals for whom compensation information is publicly disclosed. As a result, this study included only up to the five most highly compensated officers at each company. Generally, this correlates to the CEO and the individuals who are executive vice presidents or the equivalent. JLR also provided the Committee with industry-specific, but not company-specific, data to assist in establishing total compensation, including incentive compensation, for our Named Executive Officers. Based on information in the study, advice from JLR, recommendations of the CEO (in the case of the other Named Executive Officers), independent analysis performed by the Committee, and the desire of the Committee to compensate its Named Executive Officers at approximately the 50th percentile for base salaries, and at the targeted 75% percentile for overall cash compensation, should performance warrant it, the Committee established compensation levels for executive management. This analysis resulted in an increase to the Named Executive Officers' base salaries, as well as an increase in incentive potential to establish a measured plan for the incentive bonus potential for these same positions.

For purposes of determining incentive compensation for 2007, the Bank's performance was compared to the results of the Performance Peer Group for the twelve month period ending September 30, 2007. For 2007, the Bank had to reach a minimum earnings goal, and an ROE goal of at least the 50th percentile of the peer group, for

[17] The Compensation Peer Group consisted of the following 20 banks or bank holding companies located in California: Community Bancorp, Escondido; Temecula Valley Bancorp, Temecula; Bank of Marin Bancorp, Novato; FirstPac Trust Bancorp, Chula Vista; Pacific Premier Bancorp, Costa Mesa; First Northern Community Bancorp, Dixon; Southwest Community Bancorp, Carlsbad; Alliance Bancshares, Culver City; United Security Bancshares, Fresno; American River Bancshares, Sacramento; North Bay Bancorp, Napa; FNB Bancorp, South San Francisco; BWC Financial Corp, Walnut Creek; Desert Community Bank, Victorville; Bank of Commerce Holdings; Redding; Community Valley Bancorp, Chico; Heritage Oaks Bancorp, Paso Robles; Central Valley Community Bancorp, Clovis; Plumas Bancorp, Quincy; FCB Bancorp, Camarillo; and Epic Bancorp, San Rafael.

[18] The Performance Peer Group consisted of the following 20 community banks located in southern California: Preferred Bank, Los Angeles; Temecula Valley Bank, Temecula; Affinity Bank, Ventura; Pacific Mercantile Bank, Costa Mesa; Alliance Bank, Culver City; Pacific Premier Bank, Costa Mesa; Torrey Pines Bank, San Diego; Saehan Bank, Los Angeles; American Business Bank, Los Angeles; First California Bank, Camarillo; Community West Bank, Goleta; First Private Bank & Trust, Granada Hills; American Security Bank, Upland; Mirae Bank, Los Angeles; First Commercial Bank, Alhambra; TomatoBank, Diamond Bar; Pacific City Bank, Los Angeles; Community Commerce Bank, Los Angeles; and Premier Commercial Bank, Anaheim.

the Named Executive Officers to be eligible for any incentive. The "target" goal was performance at the 75th percentile. The Bank's actual ROE for the twelve month period ended September 30, 2007 was 16.83%, in the 94th percentile of the Performance Peer Group.

Assessment of Company and Individual Performance. As discussed above under "Process for Making Compensation Decisions," the Committee uses both company and individual performance measures in establishing compensation for the Named Executive Officers. The Committee measures the Bank's performance with reference to the performance of the Performance Peer Group, and for the 2007 comparison period the Bank performed in the 94th percentile of that peer group. The Committee also measures individual performance with reference to the various measures discussed above in that same section. For 2007, all of the Named Executive Officers slightly exceeded their overall target performance criteria. The details of how these evaluations translated into specific compensation amounts is described below under "Elements of Executive Cash Compensation."

Elements of Executive Cash Compensation

Base Salaries. The Committee determines executive base salaries by evaluating both the most recent comparative peer data and the individuals' roles and responsibilities. The compensation consultant compared base salaries for our Named Executive Officers with available industry data using surveys and data from the Compensation Peer Group defined above. The consultant examined material and data provided by the Bank, and then interviewed the Chairman of the Board, the Compensation Committee, and the CEO to determine if there were any changes in 1st Centennial's compensation philosophy since the previous year. The consultant then reviewed industry data provided in surveys, in FDIC Call Reports, and in SEC reporting documents.

After a thorough review of data, including an analysis that related base salaries to asset size, the consultant's observations and recommendations were as follows:

- Because the CEO's base salary of $235,000 in 2006 was 15% below market based on the projected growth of the Bank in 2007, the consultant recommended a 17% increase in 2007 to $275,000, an amount that was projected to approximate the 50th percentile of the Compensation Peer Group.

- Because the other Named Executive Officers' base salaries of $145,000 were 6% to 12% below market based on the projected growth of the Bank in 2007, the consultant recommended that base salaries be increased to $165,000, approximating the projected median for 2007 for the Compensation Peer Group for the Chief Financial Officer. This figure was used for all of the Named Executive Officers other than the CEO to maintain internal pay equity, as discussed further below.

The base salary for the CEO was set at the average of the Compensation Peer Group median and survey medians. The base salaries for the other Named Executive Officers were all set at the average of the Compensation Peer Group median and survey medians for Chief Financial Officers. The rationale for paying each of the other Named Executive Officers equal base salary is based on the opinion that each contributes equally to 1st Centennial. While they have different roles, areas of responsibilities, and goals, the CEO and the Compensation Committee consider their value to be substantially equal, subject to variations in incentive compensation based on individual performance as discussed below. This practice has been in place for the past four years. The compensation consultant has concurred with this rationale. The Committee felt that the average figure described above for the Chief Financial Officer position was representative, and used this same figure for the base salary of all of the Named Executive Officers other than the CEO.

In setting the base salary for the CEO, the Committee also considered (i) his leadership in setting high standards for financial performance and motivating his management colleagues; (ii) his involvement in community affairs; and (iii) the Board's and the Committee's satisfaction with 1st Centennial's management and financial performance. The Committee also considered the relationship between the base salary of the CEO and those of the other Named Executive Officers, and determined that the relationship was fair and reasonable, with base salaries of the other Named Executive Officers being approximately 60% of that of the CEO. The base salaries of other Named

Executive Officers were determined based upon the study provided by JLR and the analysis performed by the Committee relative to targeted overall compensation, as well as each executive's experience and contribution to 1st Centennial's mission, culture, and goals.

Annual Incentive Bonuses. Beginning in late 2005, the Board of Directors decided to move away from the use of discretionary bonuses that were not carefully articulated to objective measures, and instead implemented the formal incentive plan outlined above to provide annual cash rewards to the four Named Executive Officers based on specific company, peer, and individual performance criteria. The methodology was fully implemented in 2007, and with minor modifications, this plan is again in place for 2008.

The Committee's practice is to award incentive cash bonuses to the Named Executive Officers based upon performance objectives established in the beginning of the year. These corporate objectives include the Bank's net income and ROE, as compared to those of the Performance Peer Group. Additionally, in cooperation with the CEO, each of the other Named Executive Officers sets approximately five personal and/or corporate performance goals for the year. For each goal, a minimum, target, and maximum level of performance is established. The Named Executive Officer and the CEO agree on a weighting factor for each goal. The degree to which an individual achieves his or her personal goals significantly affects the incentive amount received, but the Committee has the discretion to adjust any individual's incentive bonus given unforeseen circumstances. For 2007, these goals included, among others, and as appropriate to each individual's job responsibilities, launching specific products within a certain timeline, loan/deposit growth goals, percentage increase in non-interest income, percentage improvement of non-performing assets, maintaining risk-based capital levels, FDIC ratings, and controlling non-interest expense to a specific level. The goals are carefully established to provide a challenge to the Named Executive Officers while at the same time being realistically achievable. The Committee (with the assistance of the CEO) also sets similar personal and/or corporate performance goals for the CEO. In the case of the CEO, those goals include revenue and deposit growth, FDIC ratings, and controlling non-interest expense to a specific level.

The Committee established the target bonus amounts of approximately 60% of base salary for the CEO and 40% of base salary for the other Named Executive Officers, subject to adjustment based on these three weighted performance measures. These percentages are based on base salaries in effect at the beginning of the fiscal year, which are generally adjusted on December 1 of each year. The specific threshold, target and maximum amounts payable to the Named Executive Officers under the incentive plan are set forth in the Grants of Plan-Based Awards table in "EXECUTIVE OFFICER AND DIRECTOR COMPENSATION – Grants of Plan-Based Awards." Again, the Committee also considered the relationship between the incentive compensation for the CEO compared to that of the other Named Executive Officers, and determined that the relationship was fair and reasonable.

The Committee, based on its own review in the case of the CEO, and on the recommendations of the CEO in the case of the other Named Executive Officers, determined in January that all of the Named Executive Officers slightly exceeded their benchmarks for 2007, after reviewing the relevant three weighted performance measures, namely, profit, ROE, and individual performance assessments. The specific calculation results for 2007 indicated bonus payout levels for each of the Named Executive Officers other than the CEO ranging from $69,613 to $72,022. Notwithstanding the small variances, the Committee approved increasing each to $75,000, which was the same amount awarded the previous year on a discretionary basis. The Committee took this action in recognition of outstanding individual performances, consistent with its general philosophy of equal value described above with respect to base salaries, and in view of the minor nature of the variances for 2007. Overall, the CEO's individual goals were also slightly exceeded, and the Committee awarded a bonus of $177,073, which was slightly above his target amount based on the performance criteria discussed above. The bonus amounts awarded represented approximately 64% of base salary for the CEO and 42% of base salary for the other Named Executive Officers.

The incentive bonuses are computed in December based on the Bank's performance and comparative Performance Peer Group performance for four quarters ending in September, and are paid in January, following the audit of 1st Centennial's financial statements by 1st Centennial's independent registered public accounting firm, Hutchinson and Bloodgood LLP. The earnings target and corporate performance goals are based on confidential information and are competitively sensitive to 1st Centennial and the Bank, as they are derived from our internal projections and strategic business plan.

KSOP and Plan Matching Contributions. Participation in the Bank's qualified KSOP Plan with 401(k) Provisions is voluntary, and the Named Executive Officers are able to supplement their retirement benefits by means of the employer match under this plan. The Bank matches 50% of every dollar saved up to the statutory maximum limits for all employees. The payments are made after year-end and only if the individual was still employed at year-end. The Committee also considers this match as one element when setting other compensation.

Equity Incentives and Stock Ownership

Consistent with our long-term incentive strategy, the Compensation Committee or the Board may grant, from time to time, incentive or non-qualified stock options to our Named Executive Officers under our 2001 Stock Incentive Plan, as amended (the "Plan"). The Committee is also authorized under the Plan to grant restricted stock awards or other forms of equity compensation to the Named Executive Officers, but thus far has granted only stock options to them. The Committee believes that granting options is the most appropriate form of long-term compensation for these individuals, as this practice not only provides them with equity interests in 1st Centennial to align their interests with those of our shareholders, but also provides a substantial incentive for them to remain with 1st Centennial. With respect to timing, the Committee considers annual stock option grants to the Named Executive Officers, and beginning in 2006 has granted options in either November or February of each year, following the release of earnings information to shareholders. Options may not be granted if any material nonpublic information is available to the Committee at the time of grant. In determining the number of stock options to be granted, the Committee takes into account each Named Executive Officer's position, scope of responsibility, and ability to impact profits and shareholder value. In addition, the Committee considers such individual's overall compensation as compared to the Compensation Peer Group in determining whether to augment that year's compensation with stock options.

Based on its evaluation of these factors and other compensation paid to each of the Named Executive Officers in 2007, the Committee granted stock options covering 5,000 shares each to all of the Named Executive Officers in November 2007. The Named Executive Officers did not receive stock options for 2006 primarily as a result of the analysis conducted by JLR comparing total grants for similar positions in the peer group used in 2006. The options granted in early 2006 were intended for 2005, and would have been awarded in December 2005 but were delayed until the release of 1st Centennial's 2005 earnings, as the current practice of considering options only in November or February had not yet been implemented. All options granted to the Named Executive Officers have five-year vesting periods. The exercise price per share is equal to 100% of the market price per share on the date of grant, as determined by the closing price of 1st Centennial's stock quoted that day on the OTCBB. The specific terms of each stock option are determined in the discretion of the Board of Directors or the Committee, subject to specific limitations and requirements set forth in the Plan. We do not have specific requirements for our executives to hold certain levels of stock ownership. Additional details concerning the Plan and options granted during 2007 to and held at December 31, 2007 by the Named Executive Officers are set forth below under "EXECUTIVE OFFICER AND DIRECTOR COMPENSATION – Grants of Plan Based Awards" and " – Outstanding Equity Awards at Fiscal Year End."

Employment Agreements

1st Centennial has entered into employment agreements with two of its Named Executive Officers, Mrs. Sanders and Mrs. Dondanville. The agreements are for terms of three years beginning December 1, 2004, and provide for specified base compensation for the first year of the term. Annual increases thereafter, as well as bonuses, are made in the discretion of the Board of Directors or pursuant to the incentive plan discussed above. Both employment agreements provide for certain lump sum severance payments in the event of actual or constructive termination within a specified period following a "change in control," as defined in the agreements, as well as severance provisions in the event of termination without cause. The material terms of these agreements are described below under "EXECUTIVE OFFICER AND DIRECTOR COMPENSATION – Potential Payments Upon Termination or Change in Control – Employment Agreements." Mr. Vessey and Chief Credit Officer Lang did not ask for Employment Agreements and 1st Centennial did not offer them.

Salary Continuation Agreements

We have also entered into salary continuation agreements with all four of our Named Executive Officers, in order to provide them with (i) supplemental income upon retirement; (ii) an additional incentive to remain with us in order to receive their full retirement benefits; and (iii) a compensation package which is competitive in the marketplace. We have purchased single premium life insurance policies which name 1st Centennial as beneficiary, in part to provide tax advantaged income to offset the cost of accruing for the benefits under the agreements. The proceeds or cash surrender value of the policies will ultimately reimburse us for our original investments in the policies, as well as for payments we make under the salary continuation agreements. The material terms of the salary continuation agreements for each of the Named Executive Officers are described below under "EXECUTIVE OFFICER AND DIRECTOR COMPENSATION – Potential Payments Upon Termination or Change in Control – Salary Continuation Agreements." The salary continuation agreements, two of which have been in effect since 2001 and the other two since 2006, are another element the Committee considers when setting other compensation.

Perquisites

Annually, the Committee reviews the perquisites that the Named Executive Officers receive. The Committee encourages membership in a golf or social club to provide an appropriate forum to meet with and/or entertain existing and prospective clients. Of the Named Executive Officers, only the CEO holds a social membership at Redlands Country Club. In addition to club fees and dues, the Named Executive Officers are provided with Company-owned vehicles. The individual is responsible for costs associated with personal usage of the vehicle. Certain business-related costs, such as business meals or travel and related costs to and from banking conferences, are reimbursed to executives. 1st Centennial's Audit Committee Chairman reviews these reimbursements on a quarterly basis.

Conclusion

The Compensation Committee intends to continue to link executive compensation to corporate performance and shareholder return. We believe our executive compensation policies and programs serve the best interests of 1st Centennial and our shareholders effectively. The various pay vehicles offered are balanced to provide motivation for our Named Executive Officers to contribute to our overall future success, thereby enhancing 1st Centennial's value for the benefit of all of our shareholders.

EXECUTIVE OFFICER AND DIRECTOR COMPENSATION

Summary Executive Compensation Information

The following table sets forth certain summary compensation information with respect to our Chief Executive Officer, our Chief Financial Officer, and our only other executive officers who served during 2007 whose total compensation for the fiscal year ended December 31, 2007, exceeded $100,000 (the "Named Executive Officers"):

Summary Compensation Table

Name and Principal Position	Year	Salary[19]	Bonus[20]	Non-Equity Incentive Plan Compensation[20]	Option Awards[21]	Changes in Pension Value and Non-Qualified Deferred Compensation on Earnings[22]	All Other Compensation[23]	Total
Thomas E. Vessey	2007	$277,083	–	$177,073	$47,577	$192,364	$11,346	$705,443
President and Chief Executive Officer	2006	238,333	$164,500	-	94,557	160,303	11,046	668,739
Beth Sanders	2007	166,250	2,977	72,023	26,113	50,904	11,707	329,974
Executive Vice President and Chief Financial Officer	2006	146,109	75,000	–	33,931	45,143	11,054	311,237
Suzanne Dondanville	2007	166,250	3,769	71,231	26,313	20,282	8,957	296,802
Executive Vice President and Chief Operating Officer	2006	146,109	75,000	–	53,858	68,206	1,057	344,230
John P. Lang	2007	166,250	5,386	69,614	14,920	91,896	1,202	349,268
Executive Vice President and Chief Credit Officer	2006	146,109	75,000	–	36,879	18,080	5,854	281,922

Grants of Plan-Based Awards

The following table furnishes information regarding stock options granted to the Named Executive Officers during 2007, which were the only plan-based awards granted to such officers during 2007:

[19] Includes portions of these individuals' salaries which were deferred pursuant to 1st Centennial's Employee Stock Ownership Plan with 401(k) Provisions ("KSOP"). The KSOP permits all participants to contribute a portion of their annual compensation on a pre tax basis (subject to a statutory maximum), which contributions vest immediately when made. Our policy is to match 50% of employee contributions up to a statutory maximum, which contributions become vested over a period of six years at the rate of 20% per year beginning at the end of the second year of completed employment. The payments are made after year-end and only if the individual was still employed at year-end.

[20] As discussed in the Compensation Discussion and Analysis, the Compensation Committee uses certain performance targets as a guide in making its determinations regarding annual bonuses for the Named Executive Officers. For 2006, inasmuch as the methodology had not been finalized, all bonus amounts paid for 2006 were ultimately determined on a discretionary basis. For 2007, the bonus amounts reflecting attainment of the targets are included in the "Non-Equity Incentive Plan Compensation" column and the additional discretionary amounts are included in the "Bonus" column.

[21] Reflects the amount expensed under FAS 123R for the fiscal year concerning options granted in 2006 and 2007 and in prior years. The assumptions used in valuing these option awards are detailed in Note 1 to the consolidated financial statements contained in our Annual Report to Shareholders for 2007.

[22] Represents the salary continuation plan accruals, i.e., the total change from the end of the previous fiscal year to the end of the year reported, in the accrued liability balance established with respect to the benefit obligation associated with the post-retirement salary continuation agreement of each Named Executive Officer. See "Pension Benefits" and "Potential Payments on Termination or Change in Control – Salary Continuation Agreements" for more information on the salary continuation agreements.

[23] Consists of employer contributions to these individuals' accounts pursuant to the 401(k) Plan and term life insurance premiums.

Grants of Plan-Based Awards

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards Threshold[24]	Target[24]	Maximum[24]	Number of Shares Underlying Options Granted in 2007	Exercise or Base Price[25]	Grant Date (123R) Fair Value
Thomas E. Vessey	11/13/07	–	–	–	5,000	$22.00	$32,000
	n/a	$90,750	$165,000	$231,000	–	–	–
Beth Sanders	11/13/07	–	–	–	5,000	22.00	32,000
	n/a	36,300	66,000	92,400	–	–	–
Suzanne Dondanville	11/13/07	–	–	–	5,000	22.00	32,000
	n/a	36,300	66,000	92,400	–	–	–
John P. Lang	11/13/07	–	–	–	5,000	22.00	32,000
	n/a	36,300	66,000	92,400	–	–	–

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth outstanding equity awards held by each of the Named Executive Officers as of December 31, 2007:

Outstanding Equity Awards at Fiscal Year-End[26]

Name	Number of Shares[27] Underlying Unexercised Options – Exercisable	Number of Shares[27] Underlying Unexercised Options – Unexercisable	Option Exercise Price[27]	Option Expiration Date
Thomas E. Vessey	31,598	0	$ 5.38	05/28/12
	6,320	0	6.65	11/01/12
	7,523	0	9.89	01/23/14
	26,964	6,741	15.16	12/17/14
	3,600	14,400	15.78	02/15/16
	0	5,000	22.00	11/13/17
Beth Sanders	17,419	–	$ 4.23	01/04/09
	36,496	–	5.50	09/21/11
	7,900	–	6.65	11/01/12
	4,514	3,009	9.89	01/23/14
	15,408	3,852	15.16	12/17/14
	2,250	9,000	15.78	02/15/16
	0	5,000	22.00	11/13/17
Suzanne Dondanville	26,543	–	$ 5.50	09/21/11
	6,320	–	6.65	11/01/12
	4,514	3,009	9.89	01/23/14
	15,408	3,852	15.16	12/17/14
	2,250	9,000	15.78	02/15/16
	0	5,000	22.00	11/13/17
John P. Lang	9,000	13,500	$15.56	09/29/15
	2,250	9,000	15.78	02/15/16
	0	5,000	22.00	11/13/17

[24] The methodology for computing the threshold, target and maximum amounts is discussed above under "COMPENSATION DISCUSSION AND ANALYSIS – Annual Incentive Bonuses."

[25] The exercise price for all options is the fair market value on the date of grant, based on the closing price of the stock on the date of grant.

[26] Each option in the table vests at the rate of 20% per year commencing one year from the date of grant. Options are for terms of ten years and the exercise price is the fair market value of the stock on the date of grant. Unvested options accelerate in the event of a change in control of the Company, and options terminate in the event of termination of employment, with the time period for exercise of the vested portion depending on the reason the service ceases. In the case of termination for cause, the options expire immediately.

[27] As adjusted to reflect stock dividends and distributions since the date of grant.

Option Exercises and Stock Vested

No options were exercised by the Named Executive Officers during 2007, and the Named Executive Officers did not have any stock awards as of December 31, 2007.

Pension Benefits

The table below shows the present value of accumulated benefits payable to each of the Named Executive Officers, including the number of years of service credited to each such individual under his or her Salary Continuation Agreement. Detailed information concerning the material provisions of such agreements appears below under "Potential Payments on Termination or Change in Control – Salary Continuation Agreements."

Pension Benefits

Name	Plan Name	Number of Years Credited Service[28]	Present Value of Accumulated Benefit[29]	Payments During Last Fiscal Year
Thomas E. Vessey	Salary Continuation Agreement	5	$352,667	–
Beth Sanders	Salary Continuation Agreement	7	272,722	–
Suzanne Dondanville	Salary Continuation Agreement	6	77,357	–
John P. Lang	Salary Continuation Agreement	2	160,102	–

Potential Payments Upon Termination or Change in Control

The following discussion summarizes the compensation and benefits payable to the Named Executive Officers in the event of a termination of employment under various circumstances, assuming that a termination of employment had occurred on December 31, 2007. The benefits which would be triggered in the event of a change in control include: (i) acceleration of unvested stock options; (ii) vesting of benefits under salary continuation agreements; and (iii) for Mrs. Sanders and Mrs. Dondanville, lump sum severance payments under their employment agreements. For the salary continuation and employment agreement benefits to be triggered, the individuals must also be actually or constructively terminated as part of or within one year after the change in control.

If a change in control had occurred on December 31, 2007, the Named Executive Officers would have been entitled to exercise their unvested options with the following values: Mr. Vessey: $103,991; Mrs. Sanders: $95,008; Mrs. Dondanville: $95,008; and Mr. Lang: $109,250. Under their salary continuation agreements, the benefits payable would have been $125,000 per year for fifteen years beginning at age 70 (in 2009) for Mr. Vessey; $89,554 per year for fifteen years beginning at age 65 (in 2017) for Mrs. Sanders; $89,946 per year for fifteen years beginning at age 65 (in 2027) for Mrs. Dondanville; and $100,000 per year for fifteen years beginning at age 65 (in 2012) for Mr. Lang. Mrs. Sanders and Mrs. Dondanville would also have received a lump sum of $180,000 under their employment agreements. However, the combined payments to each individual would have been limited to the amounts allowed as deductible payments under to Section 280G of the Internal Revenue Code.

[28] Years of credited service for each Named Executive Officer vary from the actual years such officer has been employed. Under the relevant salary continuation agreements for Mrs. Sanders and Mrs. Dondanville, calculations of retirement benefits are based on the first plan year beginning with the year in which the agreement was executed, rather than the year each executive officer began her employment. Mrs. Sanders and Mrs. Dondanville have been officers of 1st Centennial Bancorp and/or 1st Centennial Bank for eighteen years and seven years, respectively. In the case of Messrs. Vessey and Lang, the number of years of credited service reflects actual years of service.

[29] Represents the cumulative amount accrued with respect to the salary continuation agreements for each of the Named Executive Officers. Monthly accruals are made to accrue for these post-retirement benefit obligations in a systematic and orderly way using an appropriate discount rate, such that the accrued liability balance at the participant's retirement date will be equal to the then present value of the benefits promised under the salary continuation agreement. During 2007, we used a 6.5% discount rate.

If any of the Named Executive Officers had been terminated without cause on December 31, 2007, or had left 1st Centennial due to death or disability on that date, they would have been vested in a portion of their retirement benefits under the salary continuation agreements as described below. For termination without cause only, Mrs. Sanders and Mrs. Dondanville would also have received severance compensation under their employment agreements of $180,000, payable over a period of one year. As of December 31, 2007, Mrs. Sanders and Mrs. Dondanville were also 70% and 60% vested, respectively, in the retirement benefits under their salary continuation agreements in the case of voluntary termination. Messrs. Vessey and Lang would not receive any benefits under their salary continuation agreements upon voluntary termination. The material terms of all employment agreements and salary continuation agreements with the Named Executive Officers, including the payments due under the various circumstances described in this paragraph, are described below.

Employment Agreements. 1st Centennial entered into an employment agreement with Mrs. Sanders for a term of three years commencing December 1, 2004, which was extended for an additional year effective December 1, 2007, at an initial base salary of $136,000 per year, with annual increases at the discretion of the Board of Directors. Her employment agreement also provides for discretionary bonuses, reimbursement for business expenses, use of a company owned automobile, and certain insurance benefits. In the event of termination without cause, Mrs. Sanders will continue to receive her base salary for a period of twelve months immediately following the effective date of termination, less any payments received from other employment, plus insurance benefits for a period of 90 days. If Mrs. Sanders' employment is terminated or constructively terminated in connection with or within one year following a merger or certain changes in control of 1st Centennial, she will be entitled to a lump sum payment equal to twelve months' worth of her base salary at the time of such termination. As of December 31, 2007, that amount was $180,000.

1st Centennial also entered into an employment agreement with Mrs. Dondanville for a term of three years commencing December 1, 2004, which was extended for an additional year effective December 1, 2007, at an initial base salary of $130,000 per year. The remaining terms of her agreement are identical in all material respects to Mrs. Sanders' employment agreement as described above, and her annual base salary at December 31, 2007 was also $180,000.

Salary Continuation Agreements. 1st Centennial entered into a salary continuation agreement with Mr. Vessey in April 2006, as amended in January 2008, which provides an annual benefit for fifteen years upon retirement, subject to certain conditions. The amount of the annual benefit will be between $65,000 and $125,000 per year (increasing in equal increments of $20,000 each year), depending on the age at which he retires between 70 and 73. In the event of death prior to age 70, his beneficiary will receive $65,000 per year for fifteen years, and if between 70 and 73, the same benefit as if he had retired at that age. In the event of a merger or certain changes in control of 1st Centennial, if Mr. Vessey's employment is terminated or constructively terminated in connection with or within one year following such event, he will receive the same benefits as if he had retired at age 73, but limited to the amounts allowed as deductible payments pursuant to Section 280G of the Internal Revenue Code. He would not receive any benefits in the event of termination for cause or voluntary termination. If Mr. Vessey's employment were terminated without cause or due to disability prior to age 70, he would be entitled to receive, at age 70, annual payments of $19,000 or $40,000 for fifteen years in the event of termination at age 68 or 69, respectively. Had either of these events occurred as of December 31, 2007, he would have been entitled to receive $19,000 per year for fifteen years beginning at age 70 (in 2009).

1st Centennial also entered into a salary continuation agreement with Beth Sanders in 2001 (amended in 2004), providing for an annual benefit of $116,848 per year for fifteen years upon retirement at age 65, subject to certain conditions. The material terms of her agreement are similar to those of Mr. Vessey's agreement, except that (i) the retirement age is simply 65; (ii) in the event of a merger or change in control, the exact amount of the benefits would depend on the date of the sale, beginning with $75,000 per year at December 31, 2001 and increasing by 3% per year thereafter; and (iii) in the event of termination without cause, disability or voluntary termination she would be entitled to receive, at age 65, the percentage of total retirement benefits which had vested under the salary continuation agreement as of the termination date. Such benefits began to vest at the rate of 10% per year on December 31, 2001. The amounts payable in the event of a change in control as of December 31, 2007 were quantified on page 20 above, and the payments due in the event of termination without cause, disability or voluntary termination as of that same date would be $81,793 for fifteen years beginning at age 65 (in 2017).

1st Centennial also entered into a salary continuation agreement with Mrs. Dondanville in 2002 (amended in 2004), containing the same material terms as Mrs. Sanders' salary continuation agreement, except that the amount of her annual benefits will be $152,460, and her benefits began to vest on December 31, 2002. The vested amounts in the event of a change in control as of December 31, 2007 were quantified on page 20 above, and the payments due in the event of termination without cause, disability or voluntary termination as of that same date would be $91,476 for fifteen years beginning at age 65 (in 2027).

1st Centennial also entered into a salary continuation agreement with Mr. Lang in April 2006, as amended in January 2008, containing the same material terms as Mr. Vessey's agreement, except that (i) Mr. Lang's retirement age is between 65 and 68; (ii) the amount of the annual benefits at retirement at those ages is between $70,000 and $100,000 (increasing in equal increments of $10,000 each year); (iii) in the event of a merger or change in control, the amount of the benefits would be the same as if he had retired at age 68; and (iv) the annual benefit in the event of death prior to age 65 is $70,000. If Mr. Lang's employment were to end due to disability or termination without cause prior to age 65, he would be entitled to receive, at age 65, annual payments of between $10,000 and $57,000 for fifteen years depending on his age at termination between ages 60 and 64. Had either of these events occurred as of December 31, 2007, he would have been entitled to receive $10,000 per year for fifteen years beginning at age 65 (in 2012).

We accrue monthly for the post-retirement benefit obligations under the salary continuation agreements in a systematic and orderly way using an appropriate discount rate. We also purchased single premium life insurance policies when the salary continuation agreements were originally established, in part to provide tax advantaged income to offset the annual cost of the accruals. These policies name 1st Centennial as beneficiary and the proceeds or cash surrender value of the policies will ultimately reimburse us for our original investments in the policies, as well as for payments we make under the salary continuation agreements. We purchase additional life insurance from time to time such that the aggregate amount is appropriate in relation to the accruals and ultimate obligations under the salary continuation agreements. The amounts expensed for the Named Executive Officers for the salary continuation agreements in 2007 (see the Summary Compensation Table in "Summary Executive Compensation Information" above) were largely offset by such tax advantaged income.

Compensation of Directors

During 2007, we paid our non-employee directors a fee of $2,500 per month, except for the Chairman of the Board, who received $4,167 per month and the Chairman of the Audit Committee, who received $2,917 per month. Our directors also participate in the Company's Stock Incentive Plan and are eligible to receive both non-qualified stock options and restricted stock awards. Options and restricted stock awards vest at the rate of 20% per year beginning one year after the date of grant. Options are for terms of ten years and the exercise price is the fair market value of the stock on the date of grant. Unvested options accelerate in the event of a change in control of the Company, and options terminate in the event a director ceases to serve as a director of the Company, with the time period for exercise of the vested portion depending on the reason the service ceases. Restricted stock awards are granted at no cost to the recipient, and the recipients have voting and dividend rights with respect to the shares, but cannot dispose of the shares until they are vested. Any unvested shares of restricted stock are subject to forfeiture in the event the recipient ceases to serve as a director, subject to the right of the Board or the Compensation Committee to waive such forfeiture in its discretion.

Effective July 20, 2007, 1st Centennial entered into Director Deferred Compensation Plan agreements with each of our non-employee directors. These agreements provide for payments of $25,000 per year for ten years to each of the named directors (or their designated beneficiaries) at the earlier of age 73 or after five years from July 20, 2007. The benefits vested immediately upon entry into the agreements, so that such benefits would be paid regardless of whether the individual continued to serve as a director until the payment date, except that the benefits would be forfeited in the event of termination for cause. In all other circumstances, including death, disability, change in control or voluntary cessation of service, the benefits would be paid starting on the same designated payment date described above. 1st Centennial accrues monthly for these post-retirement benefit obligations under the deferred compensation agreements in a systematic and orderly way using an appropriate discount rate. 1st Centennial also purchased additional single premium life insurance policies in 2007 covering the non-employee directors at a total cost of approximately $2.4 million, in part to provide additional tax advantaged income to offset the annual cost of the accruals. These policies name 1st Centennial as beneficiary and the proceeds or cash surrender value of the policies will ultimately reimburse 1st Centennial for the original investments in the policies, as well as for payments made under the retirement agreements. The aggregate amount accrued on behalf of the non-employee directors in 2007 was $119,842. However, this amount was largely offset by tax advantaged income earned on these additional insurance policies as well as on previously purchased policies.

The table below summarizes the compensation paid to non-employee directors for the year ended December 31, 2007. Compensation paid to Mr. Vessey, the only director who is also a Named Executive Officer, is set forth above in the various sections concerning compensation paid to Named Executive Officers.

Director Summary Compensation Table

Name	Fees Earned or Paid in Cash	Stock Awards[30]	Option Awards[31]	Changes in Pension Value and Non-Qualified Deferred Compensation on Earnings[32]	Total[33]
James R. Appleton	$30,000	$4,050	$16,386	$26,861	$77,297
Bruce J. Bartells	35,004	4,050	16,875	10,934	66,863
Carole H. Beswick	30,000	4,050	16,875	12,801	63,726
Larry Jacinto	30,000	4,050	16,875	11,173	62,098
Ronald J. Jeffrey	30,000	4,050	16,875	11,943	62,868
William A. McCalmon	30,000	4,050	16,875	11,173	62,098
Patrick J. Meyer	50,004	4,050	16,875	11,678	82,607
Stanley C. Weisser	30,000	4,050	16,875	10,478	61,403
Douglas F. Welebir	30,000	4,050	16,875	12,801	63,726

RELATED PARTY TRANSACTIONS

Some of the executive officers and directors of 1st Centennial and the companies with which they are associated have been customers of, and have had banking transactions with, 1st Centennial Bank in the ordinary course of the Bank's business since January 1, 2007, and the Bank expects to continue to have such banking transactions in the future. All loans and commitments to lend included in such transactions were made on

[30] As of December 31, 2007, each of the non-employee directors held restricted stock awards covering 2,166 shares.

[31] Represents the amount expensed under FAS 123R for the fiscal year concerning options granted during 2007 and in prior years. The assumptions used in valuing these option awards are detailed in Note 1 to the consolidated financial statements contained in our Annual Report to Shareholders for 2007. As of December 31, 2007, the non-employee directors held outstanding stock options covering the following numbers of shares: Mr. Appleton: 12,870 shares; Mr. Bartells: 35,162 shares; Mrs. Beswick: 35,162 shares; Mr. Jacinto: 12,870 shares; Mr. Jeffrey: 35,162 shares; Mr. McCalmon: 31,162 shares; Mr. Meyer: 32,662 shares; Mr. Weisser: 26,453 shares; and Mr. Welebir: 35,162 shares. All options granted to non-employee directors vest in increments of 20% per year beginning one year from the date of grant. The numbers of shares of outstanding options vested for each of these individuals as of March 24, 2008 appears in the table on pages 3 and 4 above. During 2007, directors Appleton, Bartells, Beswick, Jacinto, Meyer, McCalmon and Welebir exercised stock options covering 7,957, 4,659, 2409, 5,472, 2,500, 4,000 and 4,659 shares of common stock, respectively, recognizing values of $114,235, $116,660, $59,284, $59,087, $59,056, $70,489 and $116,846, respectively, upon exercise. Information concerning stock options granted to and held by Mr. Vessey, who is also a Named Executive Officer, is set forth above under "Grants of Plan-Based Awards" and "Outstanding Equity Awards at Fiscal Year-End."

[32] Represents the retirement plan accruals, i.e., the total change from December 31, 2006 to December 31, 2007 in the accrued liability balance established with respect to the benefit obligation associated with the Director Retirement Plan agreement for each non-employee director.

[33] Does not include the value of medical, dental and vision benefits for certain non-employee directors as the amount of such benefits was less than $10,000 for any individual.

substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with persons of similar creditworthiness, and in the opinion of the Board of Directors, did not involve more than the normal risk of repayment or present any other unfavorable features.

RELATIONSHIP WITH INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has not yet selected our independent registered public accounting firm for the fiscal year ending December 31, 2008, but intends to do so later this year. Hutchinson and Bloodgood LLP ("Hutchinson") audited our financial statements for the fiscal year ended December 31, 2007, and have been our accountants since inception. It is anticipated that a representative or representatives of Hutchinson will be present at the Meeting and will be available to respond to appropriate questions.

Fees

The aggregate fees billed by Hutchinson for the fiscal years ended December 31, 2007 and 2006, were as follows:

	2007	2006
Audit fees	$135,773	$138,000
Audit related fees	35,000[34]	50,000[34]
Tax fees	18,140	15,518
All other fees	34,710[35]	18,986[35]
Total	$223,623	$222,504

None of the fees paid to Hutchinson during 2007 or 2006 were paid under the de minimis safe harbor exception from Audit Committee pre-approval requirements. The Audit Committee has concluded the provision of the non-audit services listed above is compatible with maintaining the independence of Hutchinson.

PROPOSALS OF SHAREHOLDERS

Under certain circumstances, shareholders are entitled to present proposals at shareholder meetings. Any such proposal concerning our 2009 Annual Meeting of Shareholders must be submitted by a shareholder prior to December 19, 2008 in order to qualify for inclusion in the proxy statement relating to such meeting. The submission by a shareholder of a proposal does not guarantee that it will be included in the proxy statement. Shareholder proposals are subject to certain regulations and requirements under federal securities laws.

The persons named as proxies for the 2009 Annual Meeting of Shareholders will have discretionary authority to vote on any shareholder proposal which is not included in our proxy materials for the meeting, unless we receive notice of the proposal by March 5, 2009. If we receive proper notice by that date, the proxy holders will not have discretionary voting authority except as provided in federal regulations governing shareholder proposals.

[34] Consisted of reviewing documentation relating to the Company's internal control over financial reporting for compliance with Section 404 of the Sarbanes-Oxley Act, and the audit of such internal control over financial reporting.

[35] For 2007, consisted of $19,000 for Information Technology review, $5,710 for management consulting, and $10,000 for an audit of our 401(k) Plan. For 2006, consisted of $16,000 for Information Technology review and $2,986 for management consulting.

OTHER MATTERS

Management does not know of any matters to be presented to the Meeting other than those set forth above. However, if other matters properly come before the Meeting, it is the intention of the proxy holder to vote said Proxy in accordance with the recommendations of your Board of Directors, and authority to do so is included in the Proxy.

DATED: April 18, 2008

1ST CENTENNIAL BANCORP

/s/ Thomas E. Vessey

Thomas E. Vessey
President and Chief Executive Officer

A COPY OF OUR 2007 ANNUAL REPORT ON FORM 10-K INCLUDING FINANCIAL STATEMENTS (BUT WITHOUT EXHIBITS) FILED WITH THE SEC IS INCLUDED AS PART OF OUR ANNUAL REPORT TO SHAREHOLDERS, WHICH IS BEING SENT TO SHAREHOLDERS TOGETHER WITH THIS PROXY STATEMENT. IF A SHAREHOLDER DESIRES COPIES OF THE EXHIBITS TO THE REPORT, THEY WILL BE PROVIDED UPON PAYMENT BY THE SHAREHOLDER OF THE COST OF FURNISHING THE EXHIBITS TOGETHER WITH A WRITTEN REQUEST TO BETH SANDERS, EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER OF 1ST CENTENNIAL BANCORP, AT 218 EAST STATE STREET, REDLANDS, CALIFORNIA 92373.

1ST CENTENNIAL
BANCORP

Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. [X]

Annual Meeting Revocable Proxy Card

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL THE NOMINEES LISTED.

1. **Election of Directors.** Authority to elect the following ten (10) persons to serve as directors until the next Annual Meeting of Shareholders and until their successors are elected and have qualified: James R. Appleton, Bruce J. Bartells, Carole H. Beswick, Larry Jacinto, Ronald J. Jeffrey, William A. McCalmon, Patrick J. Meyer, Thomas E. Vessey, Stanley C. Weisser and Douglas F. Welebir.

☐ **Mark here to vote FOR all nominees**

☐ **Mark here to WITHHOLD vote from all nominees**

☐ **For All EXCEPT** - To withhold authority to vote for any nominee(s), write the name(s) of such nominee(s) below.

____

2. To transact such other business as may properly come before the Meeting and at any adjournment or adjournments thereof. Management at present knows of no other business to be presented by or on behalf of 1st Centennial Bancorp or its Board of Directors at the Meeting.

B Non-Voting Items

Change of Address — Please print new address below.

Meeting Attendance
Mark box to the right if you plan to attend the Annual Meeting. ☐

C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please date this Proxy and sign your name as it appears on your stock certificates. Executors, administrators, trustees, etc., should give their full titles. All joint owners should sign.

Date (mm/dd/yyyy) — Please print date below. / /

Signature 1 — Please keep signature within the box.

Signature 2 — Please keep signature within the box.

1UPX FCEN1

016672_COMPANY_BLANKS_1_417103748/000007/000007/i

00W32E

001CD40033

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

1ST CENTENNIAL BANCORP

Revocable Proxy — 1st Centennial Bancorp

ANNUAL MEETING OF SHAREHOLDERS – May 22, 2008

The undersigned shareholder(s) of 1st Centennial Bancorp ("1st Centennial") hereby nominates, constitutes and appoints Carole H. Beswick, Larry Jacinto and Stanley C. Weisser and each of them, the attorney, agent and proxy of the undersigned, with full power of substitution, to vote all stock of 1st Centennial which the undersigned is entitled to vote at the Annual Meeting of Shareholders of 1st Centennial to be held at the Redlands Country Club, 1749 Garden Street, Redlands, California, on Thursday, May 22, 2008 at 6:00 p.m., and at any adjournment or adjournments thereof, as fully and with the same force and effect as the undersigned might or could do if personally present thereat, as stated on the reverse side.

THE PROXY SHALL BE VOTED IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN. IF NO INSTRUCTIONS ARE GIVEN, THE PROXY CONFERS AUTHORITY TO AND SHALL BE VOTED "FOR" ALL NOMINEES LISTED.

IF ANY OTHER BUSINESS IS PRESENTED AT THE MEETING, THIS PROXY SHALL BE VOTED IN ACCORDANCE WITH THE RECOMMENDATIONS OF THE BOARD OF DIRECTORS.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS AND MAY BE REVOKED PRIOR TO ITS EXERCISE.

PLEASE SIGN AND DATE ON REVERSE SIDE.

Thank-you

TO OUR SHAREHOLDERS, CUSTOMERS AND OUR EMPLOYEES.

WE LOOK FORWARD TO THE CHALLENGES OF THE FUTURE.



www.1stcent.com

1ST CENTENNIAL
BANCORP

END